

2026

Notice of Annual Meeting of Shareholders & Proxy Statement

Overview of Lowe's



Based in Mooresville, NC

Founded in

1921

IPO in 1961

Dividend Aristocrat

1,759

operating home improvement stores and outlets across 50 U.S. states

540+

branches serving large Pros





~300K

associates



13%

of our retail sales are online



The world's

2nd

largest home improvement retailer

Note: Data as of the end of Fiscal Year 2025 (Jan. 30, 2026).

Letter to Shareholders



Marvin R. Ellison



Richard W. Dreiling

Dear Fellow Shareholders:

Lowe's executed and performed well in 2025, demonstrating resilience against the backdrop of continued challenges in the housing macro environment. We achieved strong top- and bottom-line performance, including sales of $86.3 billion, operating margin of 11.8%, and adjusted operating margin[1] of 12.1%, while also returning $2.6 billion in dividends to shareholders. Lowe's is proud to share some highlights on what our Board and management team have been focused on over this past year:

- **Advancing our Total Home Strategy:** Our refreshed Total Home strategy continues to be our North Star as we invest in the business to create sustainable growth. This past year we launched several initiatives to drive customer penetration and loyalty with Pro and DIY customers aimed at strengthening sales and market share. We have also been working to effectively integrate emerging AI technology to enhance the customer and associate experience while improving operating efficiency. And importantly, we successfully completed two acquisitions – Artisan Design Group and Foundation Building Materials – that we believe will be key in our ability to deliver total home solutions for our customers.

- **Board Alignment with Strategic Priorities:** The complementary mix of skills and expertise our directors bring across key areas, including retail, marketing, e-commerce, supply chain, risk management, data protection, and sustainability, strengthens oversight of our strategy and positions Lowe's to best serve our customers as we navigate an evolving market. The development and evolution of our Total Home strategy has particularly benefited from the balance of perspectives provided by our longer-tenured directors with deep knowledge of the Company, and those of newer directors appointed through our refreshment process.

- **Investing in Our Team:** Our associates remain one of our most critical assets and we've continued to invest in new tools and training to help them be successful in serving our customers. This also helps us stay competitive as an employer of choice to attract the best talent. We're pleased that our efforts are being recognized externally: J.D. Power named Lowe's #1 in customer satisfaction among home improvement retailers, and Fortune named us the #1 Most Admired Specialty Retailer.

- **Engaging with Our Shareholders:** Our shareholder engagement program continues to be a source of useful input to our Board and leadership team, and this year we each participated in many of these meetings to hear directly from our shareholders. We appreciate the perspectives and feedback our investors share, which help shape our strategy, programs and disclosures in a dynamic environment.

We are confident in our future and ability to deliver value for our shareholders. Thank you for your continued investment in Lowe's and for the trust you have in our Board and management team as we advance our strategy. We encourage you to review this year's Proxy Statement in detail and vote your shares at our Annual Meeting on Friday, May 29, 2026.

Sincerely,

Marvin R. Ellison
Chairman, President and
Chief Executive Officer

Richard W. Dreiling
Lead Independent Director

---

[1] Adjusted operating margin is a non-GAAP financial measure. Refer to Appendix A in this Proxy Statement for additional information as well as reconciliations between the Company's GAAP and non-GAAP financial results.

2026 Notice of Annual Meeting of Shareholders

	Date and Time		Record Date		Virtual Meeting Location
	Friday, May 29, 2026 10:00 a.m. Eastern Time		March 23, 2026		www.virtualshareholdermeeting.com/LOW2026

Voting Matters

The 2026 Annual Meeting of Shareholders (the "**Annual Meeting**") of Lowe's Companies, Inc. (the "**Company**") will be held online via audio webcast at 10:00 a.m., Eastern Time, on Friday, May 29, 2026 at www.virtualshareholdermeeting.com/LOW2026 for the purpose of voting on the following matters:

1	To elect the 12 candidates nominated by the Board of Directors and named in the Proxy Statement for election as directors;	✔	**FOR** each of the 12 director nominees	Page **12**
2	To approve, on an advisory basis, the Company's named executive officer compensation in fiscal 2025;	✔	**FOR**	Page **40**
3	To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026;	✔	**FOR**	Page **76**
4-6	To consider and vote upon three shareholder proposals set forth in the accompanying Proxy Statement, if properly presented at the Annual Meeting; and	✖	**AGAINST**	Page **79**
	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.			

The Board of Directors unanimously recommends a vote "FOR" each of the director nominees in proposal 1 and a vote "FOR" proposals 2 and 3 and a vote "AGAINST" each of the shareholder proposals. The persons named as proxies will use their discretion to vote on other matters that may properly arise at the Annual Meeting or any adjournment or postponement thereof.

Only shareholders of record as of the close of business on March 23, 2026, will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof.

We are holding the Annual Meeting in an online-only format. You will not be able to attend the Annual Meeting in person. To attend the Annual Meeting, vote and submit your questions during the Annual Meeting, you will need to visit the Annual Meeting website noted above and enter your 16-digit control number found on your proxy card, voting instruction form, Notice of Internet Availability of Proxy Materials or legal proxy, as applicable. Shareholders of record may follow these same instructions during the Annual Meeting to view the list of shareholders of record entitled to notice of the meeting. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com using your 16-digit control number or by the other methods described in the Proxy Statement. For more information on attending the online-only meeting, please see pages 92 to 96 of the Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, you are encouraged to review the proxy materials and vote as soon as possible to ensure that your shares are represented at the meeting.

Sincerely,



Juliette W. Pryor
Executive Vice President, Chief Legal Officer and Corporate Secretary
April 16, 2026

How to Vote

 **By Internet**
www.proxyvote.com

 **By Telephone**
1-800-690-6903

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 29, 2026:

The 2026 Notice of Annual Meeting of Shareholders & Proxy Statement and
2025 Annual Report to Shareholders are available at www.proxyvote.com.

Table of Contents

Disclosure Regarding Forward-looking Statements

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements including words such as "believe," "expect," "anticipate," "plan," "desire", "project," "estimate," "intend," "will," "should," "could," "would," "may," "strategy," "goal," "target," "potential," "opportunity," "outlook," "guidance," "scenario" and similar expressions are forward-looking statements. Forward-looking statements involve, among other things, expectations, projections and assumptions about future priorities, shareholder value, Lowe's strategic initiatives and our environmental, social and other sustainability plans and goals. Such statements involve risks and uncertainties, and we can give no assurance that they will prove to be correct or that any plan, initiative, projection, goal, target, commitment or expectation can or will be achieved. Actual results and outcomes may differ materially from those expressed or implied in such statements. Investors should carefully consider the risk and uncertainties described in "Item 1A – Risk Factors" in our most recent Annual Report on Form 10-K and as may be updated from time to time in our quarterly reports on Form 10-Q or other subsequent filings with the Securities and Exchange Commission (the "**SEC**"). All such forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update these statements other than as required by law. Inclusion of information in this Proxy Statement is not an indication that the subject or information is material to our business or operating results. Standards of measurement and performance made in reference to our environmental, social and other sustainability plans and goals may be based on evolving protocols and assumptions which may change or be refined. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

Proxy Statement Highlights

We seek to generate long-term sustainable shareholder value by driving operational excellence throughout the enterprise, consistently generating high levels of cash flow and optimizing our capital deployment. Over the years, we have demonstrated a strong commitment to returning capital to our shareholders and since 1961 have continued dividend growth.

$46.3 Billion	26.1%	4.4%
Cash Flows from Operations in the Last Five Years	2025 Return on Invested Capital*	2025 Per Share Increase in Annual Dividend
$12.1 Billion	$37.4 Billion	
Dividends Paid in the Last Five Years	Shares Repurchased in the Last Five Years	

This summary highlights certain information for your review in connection with the Annual Meeting. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. References to "Lowe's," the "Company," "we," "us," "our" and similar terms refer to Lowe's Companies, Inc.

Fiscal 2025 Financial Highlights

$86.3 Billion	$9.9 Billion	$11.85	$12.28
In Sales	Cash Flows from Operations	Diluted EPS	Adjusted Diluted EPS*

* Return on Invested Capital ("**ROIC**") is calculated using a non-GAAP financial measure, and adjusted diluted earnings per common share ("**EPS**") is a non-GAAP financial measure. Refer to Appendix A in this Proxy Statement for the calculation of ROIC and a reconciliation of non-GAAP measures.

Dividend Aristocrat

Returned
$2.6 Billion
In Dividends
to Shareholders
in 2025

Annual Dividends per Share



$2.30	$3.00	$3.95	$4.35	$4.55	$4.75
2020	2021	2022	2023	2024	2025

Our Total Home Strategy

In 2020, we unveiled our Total Home strategy to grow our market share by providing a one-stop solution for every project across the home for both do-it-yourself ("**DIY**") and professional ("**Pro**") customers. In fiscal 2025, we continued to execute on our Total Home strategy by remaining focused on enhancing our offering for the Pro customer, accelerating our online business, expanding installation services, leveraging our loyalty ecosystem, improving localization efforts and elevating our product assortment. Through the execution of our strategy over the last five years, we have grown our Pro and online sales despite a prolonged downturn in the home improvement market. Our Total Home strategy is designed to help our customers solve problems and fulfill dreams for the home. Looking ahead, we are confident that we are making the right investments in the business to grow market share, generate long-term growth and continue to create sustainable shareholder value.

Total Home Strategy



Solving problems and fulfilling dreams for the home

				
Drive Pro penetration	Accelerate online sales	Expand home services	Create a loyalty ecosystem	Increase space productivity

In June 2025, we acquired Artisan Design Group (**"ADG"**), a leading nationwide provider of design, distribution and installation services for interior surface finishes, including flooring, cabinets and countertops, with a home builder and property manager customer base. We also acquired Foundation Building Materials (**"FBM"**) in October 2025. FBM is a leading North American distributor of interior building products, including drywall, metal framing, ceiling systems, commercial doors and hardware, insulation and complementary products serving large residential and commercial professionals in both new construction and repair and remodel applications. Both of these acquisitions are expected to expand our large Pro offering and reach.





Corporate Responsibility

Corporate responsibility is a cornerstone of our Company and a key focus of management and the Board of Directors (the "**Board**"). We are committed to our people, communities and planet. The Sustainability Committee of the Board oversees Lowe's environmental and social strategies. Our Sustainability Steering Committee, which is composed of executives and subject matter experts from across the Company, leads the Company's efforts to integrate corporate responsibility into our business. The full Board oversees workforce management and regularly engages with our Chairman, President and Chief Executive Officer, our Executive Vice President, Human Resources and senior leadership on a broad range of related topics. The full Board reviews talent management topics on a regular basis.

Our sustainability strategy focuses on goals and commitments across three pillars – Our People & Our Communities, Product Sustainability and Operational Excellence.

Our People & Our Communities	• Foster engaged and healthy associates and safe working environments • Provide an inclusive workplace where our associates can grow and thrive • Serve our communities through a focus on safe, affordable housing and critical home repairs; skilled trades workforce development; disaster relief and recovery; and improved community spaces
Product Sustainability	• Promote sustainable, responsible and ethical practices throughout our value chain • Provide customers with eco-friendly, high-quality and safe products • Help customers live more sustainably at home
Operational Excellence	• Strengthen our business resilience and improve operational efficiency to reduce our impact on the environment • Uphold responsible and ethical business practices throughout our organization

Lowe's participates in the CDP's climate change, forests and water security questionnaires to benchmark and quantify our environmental practices and provide transparency on our progress. Additionally, our annual Corporate Responsibility Report references the Sustainable Accounting Standards Board, the Global Reporting Initiative, and the U.N. Sustainable Development Goals, and we publish our Task Force on Climate-related Financial Disclosures ("**TCFD**") Report to assess our climate-related risks and opportunities and better understand the potential impacts on our value chain.

More information about Lowe's corporate responsibility efforts is available in our annual Corporate Responsibility Report and on our website at responsibility.lowes.com. The contents of our website are not incorporated by reference herein and are not deemed to be part of this Proxy Statement. Our corporate responsibility goals are aspirational and may change, and statements regarding our goals are not guarantees or promises that they will be met.

Board at a Glance

| Name and Primary Occupation | Director Since | Committees | | | | |
		Audit	Compensation	Nominating and Governance	Sustainability	Technology
Raul Alvarez, 70 | INDEPENDENT Operating Partner of Advent International Corporation	2010		Chair			Member
Scott H. Baxter, 61 | INDEPENDENT President, Chief Executive Officer and Chair of the Board of Kontoor Brands, Inc.	2022		Member		Member	Member
Sandra B. Cochran, 67 | INDEPENDENT Former President and Chief Executive Officer of Cracker Barrel Old Country Store, Inc.	2016	Chair			Member	
Laurie Z. Douglas, 62 | INDEPENDENT Senior Vice President, Chief Information Officer and Chief Digital Officer of Publix Super Markets, Inc.	2015	Member				Chair
Richard W. Dreiling, 72 | INDEPENDENT * Former Chairman and Chief Executive Officer of Dollar Tree, Inc.	2012			Chair		
Marvin R. Ellison, 61 Chairman, President and Chief Executive Officer of Lowe's	2018					
Navdeep Gupta, 53 | INDEPENDENT Executive Vice President, Chief Financial Officer of DICK'S Sporting Goods, Inc.	2024		Member			Member
Brian C. Rogers, 70 | INDEPENDENT Former Chairman and Chief Investment Officer of T. Rowe Price Group, Inc.	2018	Member		Member		Member
Bertram L. Scott, 75 | INDEPENDENT Former Senior Vice President of Population Health and Value Based Care at Novant Health	2015	Member		Member		
Lawrence Simkins, 64 | INDEPENDENT Former President and Chief Executive Officer of The Washington Companies	2024			Member	Member	
Colleen Taylor, 58 | INDEPENDENT Former President, U.S. Merchant Services at American Express Company	2022	Member			Member	Member
Mary Beth West, 63 | INDEPENDENT Former Senior Vice President, Chief Growth Officer of The Hershey Company	2021		Member		Chair	

* Lead Independent Director   Chair   Member

Board Composition Highlights

5 New Independent Director Nominees in the Last Six Years	**33%** Women	**50%** Racially/Ethnically Diverse
7.6 Years Independent Director Nominee Average Tenure	**65 Years** Independent Director Nominee Average Age	**11 of 12** Independent

Skills and Experience



Retail Industry **10**/12

CEO Experience **8**/12

Marketing/Brand Management **8**/12

Regulatory/Risk Management **6**/12

Digital/E-Commerce **7**/12

Cybersecurity/Data Protection **2**/12

Supply Chain Management **6**/12

Sustainability **5**/12

Public Company CFO/ Accounting Experience **3**/12

Investment Management/ Financial Analysis **9**/12

Corporate Governance Best Practices

Sound and Effective Board Practices	Diverse, Engaged Board with Demonstrated Commitment to Refreshment and Independence	Commitment to Shareholder Rights
• Active Board oversight of Lowe's strategy, business initiatives, acquisitions and their integration, industry positioning, workforce management, culture and environmental and social topics • Active Board oversight of risk management, including cybersecurity, data protection, privacy and artificial intelligence • Active Board engagement in succession planning of executive officers • Annual Board, committee, individual director and CEO evaluations • Robust shareholder engagement program, including participation of Lead Independent Director	• 11 out of 12 director nominees (92%) are independent • Eight out of 12 director nominees (67%) are diverse with six (50%) people of color and four (33%) women • Annual review of Board leadership structure • Lead Independent Director with robust and well-defined responsibilities • All Board committees are composed solely of independent directors • Executive sessions of independent directors led by the Lead Independent Director at each Board meeting • Policy on director retirement age of 75 years old • Proactive Board and committee refreshment with focus on optimal mix of skills and experience	• Shareholder ability to call special meetings • Market standard shareholder right of proxy access • Directors elected annually to serve one-year terms • Majority voting standard with director resignation policy in uncontested director elections • No shareholder rights plan • Robust year-round shareholder engagement process

Overview of Our Executive Compensation Program

Our Executive Compensation Program is Linked to Our Strategy

Our executive compensation program is designed to drive long-term shareholder value by aligning executive pay with our strategy and shareholder interests and attracting and retaining talented executives. We have a long-standing commitment to pay for performance and provide a significant portion of compensation opportunities through variable pay arrangements.

Our executive compensation program is designed to reward executives for growth in the Company's sales and earnings, the creation of long-term shareholder value and the effective execution of our business strategies and operating priorities. The primary objectives of our executive compensation program are to:

- Attract and retain executives who have the requisite leadership skills to support the Company's culture and strategic growth priorities;
- Maximize long-term shareholder value through alignment of executive and shareholder interests;
- Align executive compensation with the Company's business strategies; and
- Provide target total compensation that is competitive to market, with opportunity to earn above target pay when results exceed performance targets, and below target pay when results fall short of performance targets.

Key Elements of Our 2025 Executive Compensation Program

Our compensation mix is heavily performance-based with 73% of the CEO's and 58% of the other named executive officers' ("**NEOs**") average annualized target compensation at-risk and contingent upon the achievement of performance objectives or relative and absolute share price performance. Additionally, 79% of the CEO's and 75% of the other NEOs' average compensation is in the form of long-term incentives.

2025 Compensation Program Components





79%
Long-Term
73%
Performance-Based
7%
Base Salary
14%
Target Annual Incentive
20%
Time-Vested Restricted Stock Awards
CEO Compensation
20%
Stock Options
39%
Performance Share Units
75%
Long-Term
58%
Performance-Based
12%
Base Salary
13%
Target Annual Incentive
30%
Time-Vested Restricted Stock Awards
Other NEO Compensation
30%
Performance Share Units
15%
Stock Options

Compensation Best Practices

Pay for Performance

- ✔ Target the majority of NEO compensation to be performance-based, at-risk and long-term oriented
- ✔ Operating income and sales metrics are equally weighted in annual incentive plan to promote profitable growth
- ✔ Pro sales growth and inventory turnover metrics in annual incentive plan represent key operational priorities for the business
- ✔ Relative total shareholder return modifier included in performance share unit payouts to reinforce the importance of aligning pay with shareholder outcomes
- ✔ ROIC metric is aligned with creating long-term value for shareholders

Compensation Policies

- ✔ Robust stock ownership guidelines for senior officers and non-employee directors
- ✔ Robust clawback policies applicable to cash and equity incentive-based compensation of senior executives if there is a financial restatement or if senior executives engage in misconduct
- ✔ Prohibition on hedging and pledging of Company common stock by our executives and directors
- ✔ Annual assessment of peer group composition, compensation-related risks and design of incentive plans

What We Don't Do

- ✖ Provide single-trigger severance payments or vesting or tax gross-ups following change-in-control
- ✖ Provide an evergreen provision in our long-term incentive plan
- ✖ Provide employment agreements to executives
- ✖ Reprice or exchange underwater stock options without shareholder approval
- ✖ Provide excessive perquisites

2026 PROPOSALS		Board Recommends	See Page
1	Election of Directors	✔	12
2	Advisory Vote to Approve the Company's Named Executive Officer Compensation in Fiscal 2025	✔	40
3	Ratification of the Appointment of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for Fiscal 2026	✔	76
4	Shareholder Proposal Requesting an Independent Board Chairman	✖	79
5	Shareholder Proposal Requesting Plastics Report	✖	83
6	Shareholder Proposal Requesting Data Privacy Report	✖	86

The Board of Directors of Lowe's Companies, Inc. is providing these materials to you in connection with the 2026 Annual Meeting of Shareholders. The Annual Meeting will be held online via audio webcast at 10:00 a.m., Eastern Time, on Friday, May 29, 2026 at www.virtualshareholdermeeting.com/LOW2026. This Proxy Statement and related materials were first made available starting April 16, 2026.

Shareholder Engagement

Lowe's recognizes the value of engaging with our shareholders and understanding their views. This past year, members of Lowe's management, with some participation from our Lead Independent Director, continued our long-standing practice of shareholder engagement, reinforcing our history of strong, long-term relationships with our shareholders. We engage with shareholders throughout the year so we can understand and consider the issues of importance to our shareholders and are able to address them appropriately.

We regularly report the feedback from our shareholders to the Board's Nominating and Governance Committee and other relevant committees as appropriate, who also provide updates to the full Board.

2025 - 2026 Investor Engagement*

Since our last annual shareholders meeting, we conducted investor engagement focused primarily on governance and sustainability topics.

Overall, we received generally positive feedback on our current governance, compensation and sustainability practices.

 **Contacted** **Representing**

31 **~48%**

investors outstanding shares

 **Engaged** **Representing**

23 **~41%**

investors outstanding shares

Engagements representing 27% of outstanding shares included the Lead Independent Director

Key Items Discussed with Shareholders in 2025 and 2026

 Business Performance and Strategic Direction

 Executive Succession Planning

 Workforce Management Efforts

 Board Oversight of Strategy and Acquisitions

 Board Composition and Director Skills

 Board Oversight of Risk

 GHG Emissions and Net-Zero Progress

 Executive Compensation Metrics and Goals

 Board Leadership Structure

 Environmental Sustainability and Nature-Related Impacts

Overview of Lowe's Shareholder Engagement Cycle



Engage

Reaching out to shareholders and having year-round conversations

Feedback to Board

Sharing feedback from shareholders with Board, discussing and evaluating

Respond

Our Board responds as appropriate, through continued discussion with shareholders and enhancements to our policies, practices and disclosures

*   Percentages of outstanding shares reflect most recently available public filings as of the date of outreach.

Election of Directors

We are asking our shareholders to vote on the election of the 12 candidates nominated by the Board of Directors for election as directors.

The size of the Board has been set at 12 and the Board has nominated the 12 candidates named in this proposal for election as directors at the Annual Meeting. If elected, each nominee will serve until his or her term expires at the 2027 Annual Meeting of Shareholders or until his or her successor is duly elected and qualified. Each nominee has agreed to be named in this Proxy Statement and to serve if elected.

All of the nominees are currently serving as directors and were elected to the Board at the 2025 Annual Meeting of Shareholders.

The Nominating and Governance Committee identifies, considers and recommends to the Board director nominees who have expertise that would complement and enhance the current Board's skills and experience. It also reviews the existing time commitments of director nominees to confirm that they do not have any obligations that would conflict with the time commitments of serving as a director of the Company. The Nominating and Governance Committee also looks to recruit candidates with varying perspectives, professional experience and skills. The Nominating and Governance Committee considers candidates for nomination to the Board from a number of sources, including third-party search firms and business and organizational contacts of the directors and management, so that the Committee can select the nominees who best support Lowe's present and future business needs.

The Board remains mindful of refreshing its membership, and has added five new independent directors in the last six years. At the same time, the Company also believes that it benefits from having some longer-tenured directors on the Board, including our Lead Independent Director, who are familiar with the Company's business and can help facilitate the transfer of institutional knowledge. We believe the average tenure for our independent director nominees of 7.6 years reflects an appropriate balance between different perspectives brought by longer-serving and newer directors.

Although the Company knows of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxy holders intend to vote your shares for any substitute nominee proposed by the Board.

 The Board of Directors unanimously recommends a vote **"FOR"** the election of each of the 12 nominees named in this proposal.

Director Nomination and Re-Nomination Process

1
Annual Board Continuation Review

The Nominating and Governance Committee annually reviews each director's continuation on the Board prior to re-nomination to serve on the Board.

2
Director Skill Evaluation

The Nominating and Governance Committee evaluates whether or not the director's skills, background, expertise, commitments, availability and contributions to the Board continues to support Lowe's present and future business needs.

3
Director Notification

After the evaluation of a director, the Chair of the Nominating and Governance Committee and the Chairman of the Board inform each director under consideration of the Committee's decision.

4
Targeted Candidate Identification

With the assistance of an independent search firm, the Nominating and Governance Committee conducts targeted searches to identify and evaluate well-qualified candidates who may have particular or complementary skills or backgrounds needed for the Company to execute its strategic vision.

5
Independent Search Firm Oversight

When an independent search firm is used, the Nominating and Governance Committee retains the firm, directs and oversees its work and approves payment of its fees.

6
Shareholder Nominee Consideration

The Nominating and Governance Committee will consider nominees recommended by shareholders, using the same process for screening and evaluating candidates suggested by directors, management of the Company or third parties.

See "Shareholder Proposals for the 2027 Annual Meeting" elsewhere in this Proxy Statement for the timeframe for shareholders to provide notice of any nominations of persons for election to the Board.

Board Composition and Refreshment

The Board regularly seeks input from each of its directors with respect to the current composition of the Board in light of changes in our current and future business strategies, as well as our operating environment, as a means to identify any backgrounds or skill sets that may be helpful in maintaining or improving alignment between our Board composition and our business and strategy. In addition, we seek feedback from our shareholders regarding the backgrounds and skill sets that they believe would be additive to the mix of skills and backgrounds on our Board. The Nominating and Governance Committee considers this feedback in its director search and nomination process as well as re-nomination process.

In order to promote thoughtful Board refreshment and to provide additional opportunities to maintain a balanced mix of perspectives, experience, skills and tenures, the Board has adopted a mandatory retirement policy for non-employee directors as set forth in our Corporate Governance Guidelines. No director who is or would be the age of 75 or older at the expiration of his or her current term may be nominated to a new term. The Board may, however, determine that special or unique circumstances make such nomination in the best interests of our Company and our shareholders. Nominee Bertram Scott will be 75 at the end of his current term. Based on the recommendation of the Nominating and Governance Committee, and in light of Mr. Scott's skills, experience, and contributions to the Board, the Board determined to nominate Mr. Scott for election to the Board at the 2026 Annual Meeting. In making this determination, the Board considered, among other things, the mix of tenures and overall composition of the Board, as well as the value of the skills and experience Mr. Scott contributes to the Board. In particular, the Board found that Mr. Scott brings over 20 years of leadership experience in highly regulated industries and adds valuable experience to the Board in the areas of development and implementation of strategy and risk management, and sales and marketing. Through his extensive experience as a board member of several public companies in a variety of industries, including retail, Mr. Scott provides valuable perspectives on corporate governance and supports the Board with deep knowledge of the financial and strategic issues facing large retail companies. He also brings a strong background in financial analysis and accounting oversight, including through his service as the Lowe's Audit Committee Chair from 2019 to 2024.

REGULAR BOARD REFRESHMENT


New Directors
Colleen Taylor
Independent Director
Lawrence Simkins
Independent Director
Mary Beth West
Independent Director
Scott H. Baxter
Independent Director
Navdeep Gupta
Independent Director
2021
2022
2023
2024
2025

These directors have brought the following skills and experience to our Board:

- marketing
- e-commerce
- digital strategies
- retail leadership
- retail finance
- accounting
- operations and supply chain management
- sustainability and cybersecurity

Board Education and Engagement

Directors receive a comprehensive orientation to the Company when they join the Board and continue to receive ongoing education and training relevant to our business. From time to time, directors are also offered the opportunity to learn more about specific risk matters through informal sessions with relevant executives and are empowered to seek access to management and independent advisors.



DIRECTOR ONBOARDING

The Board prioritizes robust director orientation and onboarding programs to rapidly integrate new directors into boardroom discussion and maximize their contributions.

- In-person presentations by senior management on our strategic plan
- Overview of risk management and compliance programs
- Board mentor for directors who have not served on public boards



ACCESS TO MANAGEMENT

Senior management maintains regular, ongoing contact with the Board and make themselves available for discussions outside of Board and committee meetings.

- Senior management interact with the Board during the annual strategy sessions and Board dinners
- Committee Chairs meet with management responsible for preparing agendas and related materials prior to each committee meeting



SHAREHOLDER ENGAGEMENT

Our Board values the input of our shareholders and receives periodic updates on shareholder engagement led by management. From time to time, our Lead Independent Director participates in direct engagement with shareholders.



CEO BRIEFINGS

The CEO meets in executive session with the Board at every Board meeting to brief the Board on significant new and ongoing matters.

- In between Board meetings, the CEO has regular communication with the full Board, the Lead Independent Director, Committee Chairs, and has individual meetings with directors
- Monthly letter to the Board detailing financial performance and other highlights for each month



CONTINUING EDUCATION

To help reinforce the Board's knowledge and to help directors remain fully informed in evolving economic, regulatory and governance landscapes, external and internal educational opportunities are provided.

- Annual external speakers on the macro economic environment
- Deep dive sessions led by internal experts on cybersecurity and sustainability
- Access to the National Association of Corporate Directors and other continuing education programs



SITE VISITS

Store and distribution center visits allow directors to obtain first-hand insight into how our strategy and culture are functioning on the ground.

- Directors are encouraged to visit stores at least once each quarter
- Site visits also allow directors to spend time with management to assess talent outside of the boardroom.

Board Commitments

The Board understands the significant time commitment involved with serving on the Board and its committees, and it takes steps to affirm that all director nominees will commit the time and attention expected to fulfill their duties and serve as an effective member of the Board. Our Nominating and Governance Committee and Board only nominate candidates who they believe are capable of devoting the necessary time to successfully meet their duties, taking into account principal occupations, memberships on other boards and other responsibilities. Our Corporate Governance Guidelines state that no director shall serve on more than four public company boards, inclusive of the Company's Board. Subject to any exception approved by the Nominating and Governance Committee, independent directors who serve as an executive officer of another public company may only serve on the board of directors of that company in addition to service on the Company's Board. Management directors may not serve on more than two public company boards, inclusive of the Company's Board. Our Board believes that these guidelines are appropriate for Lowe's in light of feedback received from our directors on reasonable time commitments required for board service, as well as discussions with our investors regarding their expectations on this topic.

The Nominating and Governance Committee assesses directors' time commitment to the Board throughout the year and annually reviews outside director time commitments, including any leadership positions on another public company's board of directors, to evaluate and confirm that all director nominees have demonstrated that they have committed and expect to commit appropriate time to serve effectively on the Board and its committees. Under our Corporate Governance Guidelines, directors must advise our Chairman of the Board and the Lead Independent Director prior to joining the board of another public company or accepting any assignment to serve on the audit or compensation committee of the board of directors of any public company of which such director is a member, or as non-executive chair, lead independent director or committee chair on any such board of directors. In addition, directors are expected to offer to resign from the Board as a result of a substantial change to their principal occupation, subject to further consideration by the Nominating and Governance Committee.

This year, the Nominating and Governance Committee determined that all of the director nominees demonstrated that they have committed and will continue to commit the appropriate time to fulfill their duties and effectively serve on our Board and its committees. Additionally, based upon their current board commitments, all director nominees are expected to be in compliance with our Corporate Governance Guidelines regarding director commitments as of our 2026 Annual Meeting. This assessment included a review of the commitments of Messrs. Alvarez and Scott. In making these determinations, the Committee has taken into account the individual skills and experience of these two directors, their unique contributions to the Board's oversight of Company strategy, as well as the Company's own Corporate Governance Guidelines and the stated preferences of our institutional investors. The Committee intends to maintain its annual assessment of director commitments.

Board Diversity

The Board is committed to having diverse individuals (in the broadest sense of that term, including from different backgrounds and with varying perspectives, professional experience and skills) serving as members of the Board. The Board believes that a membership with a variety of perspectives and experiences is an important feature of a well-functioning board, and the composition of the Board reflects this commitment. The Nominating and Governance Committee actively considers diversity in the broadest sense when identifying director nominees and considering potential new director candidates, and during its annual assessment of Board composition, so that the Committee can select the nominees who best support Lowe's present and future business needs.

Board Qualifications and Criteria

Candidates nominated for election or re-election to the Board should possess the following qualifications:

• High personal and professional ethics, integrity, practical wisdom and mature judgment;

• Diverse perspectives and experience;

• Broad training and experience at the policy-making level in business, government, education or technology;

• Expertise that is useful to the Company and complementary to the background and experience of other Board members;

• Willingness to devote the required amount of time to carrying out duties and responsibilities of Board membership;

• Commitment to serve on the Board over a period of several years to develop knowledge about the Company's principal operations; and

• Willingness to represent the best interests of all shareholders and objectively appraise management performance.

When determining whether to recommend a director for re-election, the Nominating and Governance Committee also considers the evaluation results of the Board, committees and individual directors and the attendance and overall engagement of the director in Board activities.

Director Nominees' Skills, Backgrounds and Expertise

Each of our director nominees has substantial leadership experience as a senior executive or director of a public company, providing them with deep corporate governance expertise and insights, and the human capital management experience needed to oversee our workforce as we strive to become the employer of choice in retail. Key qualifications and attributes of our director nominees relevant to our strategic objectives reflect their perspectives, skills and professional experience, and include:

	Alvarez	Baxter	Cochran	Douglas	Dreiling	Ellison	Gupta	Rogers	Scott	Simkins	Taylor	West
Skills Supporting Our Total Home Strategy												
Retail Industry — Experience with the operational, financial and strategic issues facing large retailers	●	●	●	●	●	●	●		●		●	●
Marketing/Brand Management — Developing, supporting or overseeing the marketing and management of well-known brand names	●	●	●		●	●			●		●	●
Digital/E-Commerce — Expertise in digital platforms and new media supporting omnichannel strategy		●	●	●		●	●				●	●
Supply Chain Management — Managing or overseeing domestic and international supply chain design and logistics supporting diverse product assortments	●	●	●		●	●				●		
Sustainability — Managing or overseeing strategies driving sustainable long-term value creation and advancing loyalty through responsible business practices		●	●				●			●		●
Other Business Expertise												
CEO Experience — Served as the senior executive of a publicly traded or private company	●	●	●		●	●		●	●	●		
Public Company CFO/Accounting Experience — Served as the chief financial officer or in a role with oversight of accounting, financial reporting and controls for a publicly traded company			●				●		●			
Regulatory/Risk Management — Legal/regulatory experience and/or experience managing enterprise or systemic risk				●			●	●	●	●	●	
Cybersecurity/Data Protection — Management or oversight of cybersecurity programs and data protection and management				●							●	
Investment Management/Financial Analysis — Experience in capital investment and financial strategy planning or analysis, capital allocation and financing markets	●		●	●			●	●	●	●	●	●
Background												
Gender Diversity	M	M	F	F	M	M	M	M	M	M	F	F
African American/Black						●			●		●	●
Asian							●					
Hispanic/Latino	●											
White	●	●	●	●	●			●		●		●
Two or More Races or Ethnicities	●											●
Tenure												
Years of completed board service	15	3	10	11	14	7	2	8	10	2	4	5

Director Nominees



Raul Alvarez | 70   `INDEPENDENT`

Director Since: 2010

Lowe's Board Committees:
- Compensation, Chair
- Technology

Current Public Company Directorships:
- Eli Lilly and Company
- First Watch Restaurant Group, Inc.
- Traeger, Inc.

Previous Public Company Boards:
- Dunkin' Brands Group, Inc. (2012–2020)

Key Skills

 Retail Industry

 Marketing/Brand Management

 Supply Chain Management

 CEO Experience

 Investment Management/ Financial Analysis

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Mr. Alvarez brings to the Lowe's Board more than 40 years of experience in the retail industry, as well as extensive executive leadership experience in managing some of the world's best known brands. As a senior executive of the leading global foodservice retailer and other global restaurant businesses, he developed in-depth knowledge of consumer marketing, brand management, supply chain management and strategic planning. Mr. Alvarez also has a strong background in capital investment and financial analysis through his role as an Operating Partner at a global private equity firm. He brings extensive corporate governance experience through his service as a director on other public and private company boards and is an experienced people leader with valuable perspectives on talent development topics. Mr. Alvarez also provides deep institutional knowledge of Lowe's through his service as a director on the Board since 2010.

Career Highlights:
- **2017–present** Operating Partner of Advent International Corporation, a global private equity firm
- **2013–2018** Executive Chairman of Skylark Co., Ltd., a leading restaurant operator in Japan
- **2006–2009** President and Chief Operating Officer of McDonald's Corporation, a leading global foodservice retailer
- **1994–2006** Variety of leadership positions at McDonald's Corporation, including President of McDonald's North America and President of McDonald's USA
- **Prior to 1994** Variety of leadership positions at Wendy's International Inc. and Burger King Corporation

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Scott H. Baxter | 61   `INDEPENDENT`

Director Since: 2022

Lowe's Board Committees:
- Compensation
- Sustainability
- Technology

Current Public Company Directorships:
- Kontoor Brands, Inc.

Previous Public Company Boards:
- Topgolf Callaway Brands Corp. (2019–2023)

Key Skills

 Retail Industry

 Marketing/Brand Management

 Digital/E-Commerce

 Supply Chain Management

 Sustainability

 CEO Experience

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Mr. Baxter brings to the Lowe's Board extensive executive leadership experience in the retail industry as well as expertise in marketing and brand management and developing digital growth strategies in support of an omnichannel customer experience. He has a strong background in a number of important areas, including operations, sales and strategic planning. Through his leadership positions, including as Chief Executive Officer, at leading global apparel companies, Mr. Baxter brings deep knowledge of large-scale supply chain functions, including sourcing, manufacturing and logistics, and background in overseeing sustainability strategies designed to advance customer loyalty, including responsible sourcing efforts. Mr. Baxter is skilled in human capital matters and brings to the Board valuable insights on talent management and development.

Career Highlights:
- **August 2021–present** President, Chief Executive Officer and Chair of the Board of Kontoor Brands, Inc., a global lifestyle apparel company
- **August 2018–August 2021** President and Chief Executive Officer of Kontoor following announcement by VF Corporation, one of the world's largest apparel, footwear and accessories companies, of its intention to separate its jeanswear organization into an independent, publicly traded company
- **January 2018–August 2018** Group President, Americas West at VF Corporation
- **2007–2017** Variety of leadership positions at VF Corporation, including Group President, Outdoor & Action Sports, Americas; Vice President, VF Corporation & Group President, Jeanswear, Imagewear and South America; and President of the Licensed Sports Group
- **Prior to 2007** Senior Vice President, Services division at The Home Depot, Inc. and leadership roles at Edward Don & Company, PepsiCo and Nestle



Sandra B. Cochran | 67   INDEPENDENT

Director Since: 2016
Lowe's Board Committees:
- Audit, Chair
- Sustainability

Current Public Company Directorships:
- Signet Jewelers Limited
- Six Flags Entertainment Corporation

Previous Public Company Boards:
- Cracker Barrel Old Country Store, Inc. (2011–2024)
- Dollar General Corporation (2012–2020)

Key Skills

 **Retail Industry**

 **Marketing/Brand Management**

 **Digital/E-Commerce**

 **Supply Chain Management**

 **Sustainability**

 **CEO Experience**

 **Public Company CFO/Accounting Experience**

 **Investment Management/Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Ms. Cochran brings to Lowe's Board more than 30 years of retail experience as well as expertise in a number of important areas, including marketing, brand management and strategic planning. Ms. Cochran has significant executive-level financial analysis and accounting experience, which she developed while serving in multiple leadership finance positions, including as Chief Financial Officer of both Cracker Barrel Old Country Store, Inc. and Books-A-Million, Inc. In her tenure as Chief Executive Officer, Ms. Cochran oversaw Cracker Barrel's expansion of online ordering, delivery services and retail e-commerce platform, and through that experience provides valuable knowledge and perspectives on omnichannel and digital platform growth. She also brings experience in overseeing strategies designed to drive long-term value creation, including integrating sustainable practices into supply chain management.

Career Highlights:
- **November 2023–February 2024** Executive Chair of Cracker Barrel Old Country Store, Inc., a restaurant and retail concept with locations throughout the United States
- **2011–October 2023** President and Chief Executive Officer of Cracker Barrel
- **2010–2011** President and Chief Operating Officer of Cracker Barrel
- **2009–2010** Executive Vice President and Chief Financial Officer of Cracker Barrel
- **2004 to 2009** Chief Executive Officer of Books-A-Million, Inc., a book retailer in the southeast United States
- **1992 to 2004** Variety of leadership positions at Books-A-Million, including President, Chief Financial Officer and Vice President of Finance

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Laurie Z. Douglas | 62   INDEPENDENT

Director Since: 2015
Lowe's Board Committees:
- Audit
- Technology, Chair

Key Skills

 **Retail Industry**

 **Digital/E-Commerce**

 **Regulatory/Risk Management**

 **Cybersecurity/Data Protection**

 **Investment Management/Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Ms. Douglas brings to Lowe's Board many years of setting the enterprise technology, digital and security visions and driving the related implementations for two Fortune 500 companies. Ms. Douglas' expertise spans broad IT disciplines, including application development and infrastructure, digital and mobile, omnichannel, cybersecurity, data protection, risk management and regulatory compliance. Ms. Douglas is a highly respected technology leader in the retail industry focused on driving shareholder value with technology solutions that foster premier customer service, operational excellence and profitable growth. Ms. Douglas has financial management responsibility for IT investments and is skilled in financial strategy planning and analysis. Ms. Douglas also has relevant experience with emerging technologies, which provides for effective oversight as technology changes at an unprecedented rate. Additionally, Ms. Douglas is skilled in the area of human capital management, having been responsible for the hiring, training and retention of technology and digital teams.

Career Highlights:
- **2019–present** Senior Vice President, Chief Information Officer and Chief Digital Officer of Publix Super Markets, Inc., an operator of retail food and pharmacy in the southeast United States
- **2006–2018** Senior Vice President, Chief Information Officer and Chief Security Officer of Publix Super Markets
- **2004–2005** Senior Vice President and Chief Information Officer of FedEx Kinko's Office and Print Services, Inc.
- **2003–2004** Senior Vice President and Chief Information Officer of Kinko's, Inc.



Richard W. Dreiling | 72 INDEPENDENT

Director Since: 2012

Lead Independent Director

Lowe's Board Committees:
- Nominating and Governance, Chair

Current Public Company Directorships:
- Aramark Corporation

Previous Public Company Boards:
- Dollar Tree, Inc. (2022–2024)
- Kellogg Company (2016–2023)
- PulteGroup, Inc. (2015–2022)
- Aramark Corporation (2016–2022)

Key Skills

 **Retail Industry**

 **Marketing/Brand Management**

 **Supply Chain Management**

 **CEO Experience**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Mr. Dreiling brings to Lowe's Board more than 50 years of retail industry experience at all operating levels, including as Chief Executive Officer, and a unique perspective as a result of his experience progressing through the ranks within various retail companies. Over the course of his career, Mr. Dreiling has developed deep insight into all key areas of a retail business as a result of his experience overseeing the operations, marketing, manufacturing and distribution functions of a number of retail companies. Mr. Dreiling also has strong business development expertise in expanding the footprint and offerings provided by several retailers into new regions. Mr. Dreiling provides deep institutional knowledge of Lowe's through his service as a director on the Board since 2012.

Career Highlights:
- **January 2023–November 2024** Chairman and Chief Executive Officer of Dollar Tree, Inc., a leading operator of discount variety stores
- **March 2022–January 2023** Executive Chairman of Dollar Tree
- **2015–2016** Chairman of Dollar General Corporation, one of the nation's largest discount retailers
- **2008–2015** Chief Executive Officer and Chairman of Dollar General
- **2007 to 2008** President, Chief Executive Officer and Chairman of Duane Reade Holdings, Inc. and Duane Reade Inc., an operator of a chain of retail drug stores in New York City
- **2005 to 2007** President and Chief Executive Officer of Duane Reade Holdings, Inc. and Duane Reade Inc.
- **Prior to 2005** Variety of senior leadership positions at Longs Drug Stores Corporation, Safeway, Inc. and Vons Co Inc.



Marvin R. Ellison | 61

Director Since: 2018

Chairman of the Board

Current Public Company Directorships:
- FedEx Corporation

Key Skills

 **Retail Industry**

 **Marketing/Brand Management**

 **Digital/E-Commerce**

 **Supply Chain Management**

 **CEO Experience**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Mr. Ellison has more than 35 years of leadership and operational experience in the retail industry, including expertise in managing a large network of stores and employees as well as global logistics networks. He brings extensive experience in the home improvement industry, having spent 12 years in senior-level operations roles with The Home Depot, where he oversaw U.S. sales, operations, installation services, tool rental and Pro strategic initiatives, and improved customer service and efficiency across the organization to serve both DIY and Pro customers. Mr. Ellison is also skilled in shaping compelling brand strategies to enhance customer engagement and driving digital transformation and e-commerce growth initiatives in support of an omnichannel customer experience.

Career Highlights:
- **May 2021–present** Chairman, President and Chief Executive Officer of Lowe's
- **2018–May 2021** President and Chief Executive Officer of Lowe's
- **2016–2018** Chairman of the Board and Chief Executive Officer of J. C. Penney Company, Inc., a department store retailer
- **2015–2016** Chief Executive Officer of J. C. Penney Company
- **2014–2015** President of J. C. Penney Company
- **2002–2014** Variety of leadership positions at The Home Depot Inc., a home improvement retailer, including Executive Vice President–U.S. Stores; President–Northern Division; Senior Vice President–Logistics; Vice President–Logistics; and Vice President–Loss Prevention
- **1987–2002** Variety of operational roles with Target Corporation



Navdeep Gupta | 53 INDEPENDENT

Director Since: 2024

Lowe's Board Committees:
- Compensation
- Technology

Key Skills

 **Retail Industry**

 **Digital/E-Commerce**

 **Public Company CFO/Accounting Experience**

 **Regulatory/Risk Management**

 **Investment Management/ Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Mr. Gupta brings extensive retail finance and management experience to the Lowe's Board. Over the course of his career, Mr. Gupta has developed deep insight into the complex financial and strategic issues facing large public retail companies, and he provides valuable perspectives in the areas of financial strategy planning and analysis, capital allocation, risk management and accounting. In his role as Chief Financial Officer at DICK'S, Mr. Gupta also oversees GameChanger, a live streaming, scoring and statistic mobile app for youth sports, and brings to the Lowe's Board experience in digital platforms and technology.

Career Highlights:
- **2021–present** Executive Vice President, Chief Financial Officer of DICK'S Sporting Goods, Inc., a leading omnichannel sporting goods retailer
- **2017–2021** Senior Vice President, Chief Accounting Officer of DICK'S
- **2006–2017** Variety of senior leadership positions at Advance Auto Parts, Inc., a leading retailer of automotive replacement parts and accessories, including Senior Vice President, Finance; Chief Audit Executive; and Vice President, Finance and Treasurer
- **2003–2006** Management roles at Sprint Nextel Corporation
- **1993–2000** Lieutenant in the Indian Navy



Brian C. Rogers | 70 INDEPENDENT

Director Since: 2018

Lowe's Board Committees:
- Audit
- Nominating and Governance
- Technology

Current Public Company Directorships:
- RTX Corporation

Key Skills

 **Sustainability**

 **CEO Experience**

 **Regulatory/Risk Management**

 **Investment Management/ Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Through his extensive investment and management roles, including as Chief Investment Officer and Chairman of T. Rowe Price, Mr. Rogers brings to the Lowe's Board extensive financial, investment and risk management expertise. In addition, his experience at T. Rowe Price, including as portfolio manager of one of the firm's largest funds, The T. Rowe Price Equity Income Fund, from its inception until 2015, provides our Board valuable insights into the views of institutional investors and perspectives on Company performance and opportunities. Mr. Rogers also has deep experience in strategies designed to drive sustainable long-term value creation, including overseeing the integration of sustainability factors into investment decisions.

Career Highlights:
- **2017–2019** Non-Executive Chairman of T. Rowe Price Group, Inc., a global investment management organization
- **2007–2017** Chairman of T. Rowe Price Group
- **2004–2017** Chief Investment Officer of T. Rowe Price Group
- **1982–2004** Variety of senior leadership positions at T. Rowe Price Group
- **Prior to 1982** Employed at Bankers Trust Company



Bertram L. Scott | 75   INDEPENDENT

Director Since: 2015

Lowe's Board Committees:
- Audit
- Nominating and Governance

Current Public Company Directorships:
- Becton, Dickinson and Company
- Dollar Tree, Inc.
- Equitable Holdings, Inc.

Previous Public Company Boards:
- AllianceBernstein Holding L.P. (2020–2022)

Key Skills

 **Retail Industry**

 **Marketing/Brand Management**

 **CEO Experience**

 **Public Company CFO/Accounting Experience**

 **Regulatory/Risk Management**

 **Investment Management/ Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Mr. Scott has served in a variety of senior leadership positions in organizations that are in highly regulated industries and brings valuable experience to Lowe's Board in the areas of development and implementation of strategy and risk management. Mr. Scott also brings significant experience and responsibility in the areas of sales and marketing in his roles as Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF and President and Chief Executive Officer of TIAA-CREF Life Insurance Company. Through his extensive experience as a board member of several public companies in a variety of industries, including retail, Mr. Scott provides valuable perspectives on corporate governance and supports the Lowe's Board with deep knowledge of the financial and strategic issues facing large retail companies. He also brings a strong background in financial analysis and accounting oversight, including through his service as the Lowe's Audit Committee Chair from 2019 to 2024.

Career Highlights:
- **2015–2019** Senior Vice President of Population Health and Value Based Care at Novant Health, a leading healthcare provider
- **2012–2014** President and Chief Executive Officer of Affinity Health Plan, a provider of New York State-sponsored health coverage
- **2010–2011** President, U.S. Commercial of CIGNA Corporation, a global health services organization
- **2000–2010** Executive Vice President and Chief Institutional Development and Sales Officer of TIAA-CREF
- **2000–2007** President and Chief Executive Officer of TIAA-CREF Life Insurance Company



Lawrence Simkins | 64   INDEPENDENT

Director Since: 2024

Lowe's Board Committees:
- Nominating and Governance
- Sustainability

Previous Public Company Boards:
- Atlas Corp. (2019–2023)
- Seaspan Corporation (2017–2020)

Key Skills

 **Supply Chain Management**

 **Sustainability**

 **CEO Experience**

 **Regulatory/Risk Management**

 **Investment Management/ Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Mr. Simkins has more than 30 years of leadership and operational management experience. As Chief Executive Officer of The Washington Companies, Mr. Simkins led multiple operating companies in a variety of highly-regulated sectors and provides in-depth knowledge into the key areas of strategic business development, risk management, safety and supply chain management. In addition to extensive investment management, financial analysis and accounting expertise, Mr. Simkins brings valuable perspectives on corporate governance through his past service as a member of the board of each individual Washington company where he provided enterprise-wide leadership and strategic direction. His background also provides insights into overseeing sustainability strategies designed to drive long-term value creation and responsible business practices across industrial and natural resource sectors.

Career Highlights:
- **2001–2022** President and Chief Executive Officer of The Washington Companies, a group of privately owned companies and select public company investments in the sectors of rail and marine transportation, shipyards, mining, environmental construction, heavy equipment sales and aviation products
- **1988–2001** Variety of senior leadership roles at The Washington Companies, including Executive Vice President; President of Westran, Inc., a long haul trucking company; Controller of Washington Construction, an engineering and construction services company; Vice President of Envirocon, Inc., an environmental remediation company; and Internal Auditor of The Washington Companies
- **1985–1988** Bank Examiner at the Federal Reserve Bank of Minneapolis



Colleen Taylor | 58   INDEPENDENT

Director Since: 2022

Lowe's Board Committees:
- Audit
- Sustainability
- Technology

Previous Public Company Boards:
- Bill.com Holdings, Inc. (2020–2022)

Key Skills

 **Retail Industry**

 **Marketing/Brand Management**

 **Digital/E-Commerce**

 **Regulatory/Risk Management**

 **Cybersecurity/Data Protection**

 **Investment Management/ Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Ms. Taylor brings to the Lowe's Board many years of senior leadership experience in the highly-regulated financial services industry with expertise in merchant services, banking and payments as well as a strong background in a number of other important areas, including risk management, strategic planning, investment management, financial analysis and brand management. As an experienced payments executive, she has been the accountable executive for technology and e-commerce capabilities delivered to some of the world's largest merchants and has gained a deep understanding of the key operational and financial issues facing large retailers. In her roles, Ms. Taylor has been responsible for technology risk management, the development of complex enterprise technology roadmaps and cybersecurity oversight. Additionally, Ms. Taylor is a highly experienced people leader and has led large global sales, product management and operations teams.

Career Highlights:

- **2020–March 2026** President, U.S. Merchant Services at American Express Company, a diversified financial services company
- **2019–2020** Executive Vice President, Merchant Services at Wells Fargo & Company, a banking and financial services company
- **2017–2019** Executive Vice President, New Payments at Mastercard Incorporated, a technology company in the global payments industry
- **2009–2017** Variety of leadership positions at Capital One Financial Corporation, a diversified financial services holding company, including Executive Vice President, Head of Treasury Management, Merchant Services and Enterprise Payments

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Mary Beth West | 63   INDEPENDENT

Director Since: 2021

Lowe's Board Committees:
- Compensation
- Sustainability, Chair

Current Public Company Directorships:
- Albertsons Companies, Inc.
- Hasbro, Inc.

Key Skills

 **Retail Industry**

 **Marketing/Brand Management**

 **Digital/E-Commerce**

 **Sustainability**

 **Investment Management/ Financial Analysis**

Specific Experience, Qualifications, and Attributes Relevant to Lowe's

Ms. West brings to the Lowe's Board extensive executive leadership experience in marketing and building some of the world's most iconic brands. Ms. West has a strong background in developing compelling retail and sales experiences as well as managing large teams and possesses expertise in a number of important areas, including strategic and operational planning and execution. Throughout her career, Ms. West has played a key oversight role in the integration of sustainability principles into brand and corporate growth strategies to advance customer loyalty. In addition, Ms. West brings deep experience in developing digital and omnichannel growth strategies for complex consumer-brand and retail organizations using insights, analytics, innovation and research and development. Through her prior roles, Ms. West offers the Lowe's Board valuable perspectives in the areas of investment management, financial planning and capital allocation.

Career Highlights:

- **2017–2020** Senior Vice President, Chief Growth Officer of The Hershey Company, a global confectionary manufacturer and marketer
- **2015–2017** Executive Vice President, Chief Customer and Marketing Officer of J. C. Penney Company, Inc., a department store retailer
- **2012–2015** Executive Vice President, Chief Category and Marketing Officer of Mondelez International, Inc., one of the world's largest snack companies
- **2007–2012** Chief Marketing Officer of Kraft Foods, Inc.
- **1986–2007** Variety of other general management and marketing roles at Kraft Foods, Inc.

Corporate Governance

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board has adopted Corporate Governance Guidelines setting forth guidelines and standards with respect to the role and composition of the Board, the functioning of the Board and its committees, the compensation of directors, succession planning and management development, the Board's and its committees' access to independent advisors and other matters. The Nominating and Governance Committee of the Board regularly reviews and assesses corporate governance developments and recommends to the Board modifications to the Corporate Governance Guidelines as warranted. The Company has also adopted a Code of Business Conduct and Ethics for its directors, officers and associates. The Corporate Governance Guidelines and the Code of Business Conduct and Ethics are posted on the Company's website at ir.lowes.com.

Director Independence

11 of 12 Director Nominees are Independent
All Committees are Composed Solely of Independent Directors

The Company's Corporate Governance Guidelines provide that, in accordance with Lowe's long-standing policy and the applicable rules of the New York Stock Exchange (the "**NYSE**"), a substantial majority of the members of the Board must qualify as independent directors. The rules and regulations of the NYSE (the "**NYSE rules**") provide that a director does not qualify as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). The NYSE rules recommend that a board of directors consider all of the relevant facts and circumstances in determining the materiality of a director's relationship with a company. The Board has adopted Categorical Standards for Determination of Director Independence (the "**Categorical Standards**"), which incorporate the independence standards of the NYSE rules, to assist the Board in determining whether a particular relationship a director has with the Company is a material relationship that would impair the director's independence. The Categorical Standards establish thresholds at which directors' relationships with the Company are deemed to be not material and, therefore, shall not disqualify any director or director nominee from being considered "independent." The Categorical Standards are contained in our Corporate Governance Guidelines and are available on the Company's website at ir.lowes.com.

The Board, with the assistance of the Nominating and Governance Committee, conducted an evaluation of director independence based on the Categorical Standards, NYSE rules and SEC rules and regulations (the "**SEC rules**"). The Board considered all relevant transactions, relationships or arrangements between each director or director nominee (and such individual's immediate family members and affiliates) and each of Lowe's, its management and its independent registered public accounting firm in each of the most recent three completed fiscal years. In determining the independence of each director or director nominee, the Board considered and deemed immaterial to such individual's independence transactions involving the purchase or sale of products and services in the ordinary course of business between the Company, on the one hand, and, on the other, companies or organizations at which some of our directors or their immediate family members were officers, employees or directors in each of the most recent three completed fiscal years. In each case, the amount paid to or received from these companies or organizations was well below 2% of total revenue of such companies or organizations and consequently below the threshold set forth in our Categorical Standards. With respect to Mr. Scott, the Board considered that his son commenced employment with the Company in a non-officer, non-strategic position in February 2024, and does not receive greater than $120,000 in annual compensation. Mr. Scott has no role in setting his son's compensation, performance evaluations, or any other aspects of his employment. Mr. Scott's son's compensation is on terms that are comparable to the terms available to similarly situated employees.

In addition, the Board considered the amount of any discretionary charitable contributions made by the Company in each of the most recent three completed fiscal years to charitable organizations where a director, a director nominee or a member of such individual's immediate family serves as a director or trustee. The Company has not made payments to any such organization in any of the last three fiscal years exceeding $120,000, except for $125,000 donations in each of fiscal 2024 and 2023 to the American Heart Association where Mr. Scott is a director.

As a result of the evaluation of the transactions, relationships or arrangements that do exist or did exist within the most recent three completed fiscal years (except for Mr. Ellison's), the Board determined that they all fall well below the thresholds in the Categorical Standards. Consequently, the Board determined that each of Messrs. Alvarez, Baxter, Dreiling, Gupta, Rogers, Scott and Simkins and Mses. Cochran, Douglas, Taylor and West qualifies as an independent director under the Categorical Standards, NYSE rules and SEC rules. The Board also determined that each member of the Audit, Compensation, Nominating and Governance, Sustainability and Technology Committees (see membership information below under "Board Meetings, Board Leadership Structure, Key Board Responsibilities and Committees—Board Committees") is independent, including that each member of the Audit Committee is "independent" as that term is defined under Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and that each member of the Compensation Committee is a "non-employee director" as defined under Rule 16b-3(b)(3)(i) of the Exchange Act. Mr. Ellison is not independent due to his employment by the Company as President and Chief Executive Officer.

Compensation of Directors

2025 Director Compensation

2025 Annual Compensation



$215,000 Deferred Stock Awards

$100,000 Cash Retainer

Lead Independent Director Compensation ($)

• Additional Annual Retainer	$100,000

2025 Additional Retainers

Committee Chair Retainer	
• Audit Committee	$30,000
• Compensation Committee	$25,000
• Nominating and Governance Committee	$20,000
• Sustainability Committee	$20,000
• Technology Committee	$20,000

Compensation Philosophy

The Compensation Committee reviews director compensation annually with the advice of its independent compensation consultant and recommends changes to the Board for approval. The Compensation Committee assesses director compensation to align with Board and committee requirements and for market competitiveness against the Company's Peer Group as described in the "Compensation Market Data and Peer Group" section of this Proxy Statement and other large general industry companies. When reviewing director compensation for fiscal 2025, the Compensation Committee's independent compensation consultant advised that director pay levels were aligned with the median of the Company's Peer Group and pay practices align with market but recommended an increase of $15,000 to the annual deferred stock unit equity award for non-employee directors in recognition of expected market movement. The Board, upon recommendation of the Compensation Committee, approved annual deferred stock unit equity award for non-employee directors set at $215,000 and annual retainers for the Chairs of the Audit and Compensation Committees set at $30,000 and $25,000, respectively, to align with the scope of responsibilities and activity level of the role.

Lowe's philosophy on compensating directors who are not employees ("**non-employee directors**") is to use a mix of cash and equity that will align the interests of our directors with the long-term interests of Lowe's shareholders and compensate our directors fairly and competitively for the obligations and responsibilities of serving as a director at a company of Lowe's size and scope. To implement this philosophy, we target a split of one-third cash and two-thirds equity, with total target compensation at the median of the Company's Peer Group. A director who is an employee of the Company receives no additional compensation for his or her services as a director. A non-employee director receives compensation for his or her services as described in the following paragraphs. All directors are reimbursed for reasonable expenses incurred in connection with attendance at Board and committee meetings, conducting store visits and fulfilling other activities in their role as directors.

Annual Retainer Fees

For fiscal 2025, each non-employee director was paid an annual cash retainer of $100,000. Our directors do not receive any meeting fees and do not receive any additional compensation for committee service other than for serving as a committee chair. Non-employee directors who served as the Chair of the Nominating and Governance Committee, Sustainability Committee or Technology Committee received an additional $20,000, the Chair of the Compensation Committee received an additional $25,000 and the Chair of the Audit Committee received an additional $30,000. The Lead Independent Director received an additional $100,000. All annual retainers, committee chair and Lead Independent Director fees are paid quarterly.

Stock Awards

The Board believes that director stock ownership provides greater alignment of interests between directors and shareholders and promotes strong corporate governance practices. The compensation plan adopted by the Board for non-employee directors adheres to this principle by providing a substantial portion of such director's compensation in deferred stock units, which are credited to a deferral account during the term of such director's service and are payable to the director upon the director's termination of service as a director (or to the director's estate if the director should die while serving on the Board) in one share of common stock per deferred stock unit only upon the director's termination of service as a director.

Non-employee directors receive grants of deferred stock units at the first Board meeting following the Annual Meeting of Shareholders each year (the "**Award Date**"). The annual grant of deferred stock units for each of the Company's non-employee directors is determined by taking the annual grant amount and dividing it by the closing price of a share of common stock as reported on the NYSE on the Award Date, which amount is then rounded up to the next 100 units. Grants are pro-rated for directors elected to the Board other than at the Annual Meeting of Shareholders. The deferred stock units receive dividend equivalent credits, in the form of additional units, for any cash dividends subsequently paid with respect to common stock. Beginning in 2022, all units credited to a director vest on the earlier of the first anniversary of the Award Date and the day immediately preceding the next Annual Meeting of Shareholders, subject to acceleration in certain circumstances.

For fiscal 2025, each non-employee director received an annual equity award of $215,000.

Deferral of Annual Retainer Fees

Each non-employee director may elect to defer receipt of all, or a portion in 25% increments, of the annual retainer and any committee chair or Lead Independent Director fees otherwise payable to the director in cash. Deferrals are credited to a bookkeeping account as of the date retainers or fees otherwise would have been paid, and account values are adjusted based on the investment alternative selected by the director. One investment alternative adjusts the account value based on interest calculated in the same manner and at the same rate as interest on amounts invested in the short-term interest fund option available to employees participating in the Lowe's 401(k) Plan, a tax-qualified, defined contribution plan sponsored by the Company. The other investment alternative assumes that the deferrals are invested in common stock with reinvestment of all dividends. At the end of each calendar year, a director participating in the plan makes an election to allocate the fees deferred for the following year between the two investment alternatives in 25% increments. Account balances may not be reallocated between the investment alternatives. Account balances are paid in cash in a single sum payment following the termination of a director's service.

Fiscal 2025 Compensation

The following table shows the compensation paid to each non-employee director who served on the Board in fiscal 2025:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Raul Alvarez	125,000	225,730	—	350,730
David H. Batchelder	50,000	—	59,180	109,180
Scott H. Baxter	100,000	225,730	—	325,730
Sandra B. Cochran	130,000	225,730	—	355,730
Laurie Z. Douglas	120,000	225,730	—	345,730
Richard W. Dreiling	220,000	225,730	—	445,730
Navdeep Gupta	100,000	225,730	—	325,730
Brian C. Rogers	100,000	225,730	—	325,730
Bertram L. Scott	100,000	225,730	—	325,730
Lawrence Simkins	100,000	225,730	10,000	335,730
Colleen Taylor	100,000	225,730	10,000	335,730
Mary Beth West	120,000	225,730	—	345,730

[1] The dollar amount shown for these stock awards represents the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 "Compensation—Stock Compensation" ("**FASB ASC Topic 718**") for 1,000 deferred stock units granted to each non-employee director. See Note 11, "Share-Based Payments" to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 30, 2026 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used for calculating the grant date value of the deferred stock units. These amounts do not correspond to the actual value that may be recognized by a director with respect to these awards when they are paid in the form of common stock after the termination of the director's service.

[2] The amounts reported in "All Other Compensation" include (i) $57,680 representing the aggregate incremental cost to the Company of a retirement gift trip provided to one director in connection with his retirement from the Board and approximately $1,500 in Lowe's merchandise, and (ii) Company matching charitable contributions of $10,000 for each of two directors made to the Lowe's Employee Relief Fund ("**LERF**"), a Section 501(c)(3) nonprofit organization that provides support to Company associates and their immediate family members who have experienced significant unforeseen financial hardship. The Company's dollar-for-dollar match of discretionary contributions to LERF is available to all Company employees and non-employee directors.

The following table shows the number of deferred stock units held by each non-employee director as of January 30, 2026:

Name	Deferred Stock Units (#)
Raul Alvarez	41,526
Scott H. Baxter	3,939
Sandra B. Cochran	15,970
Laurie Z. Douglas	18,637
Richard W. Dreiling	39,579
Navdeep Gupta	2,039
Brian C. Rogers	11,125
Bertram L. Scott	15,970
Lawrence Simkins	2,039
Colleen Taylor	4,271
Mary Beth West	5,252

Director Stock Ownership Guidelines

To provide for our directors to become and remain meaningfully invested in our common stock, non-employee directors are required to own shares of common stock having a market value equal to five times the annual retainer fee payable to them. A non-employee director must meet the stock ownership requirement within five years of becoming a member of the Board. In addition to shares owned by non-employee directors, the full value of deferred stock units is counted for purposes of determining a director's compliance with the stock ownership requirement. All of our current directors have met or are on track to meet their stock ownership requirement within the five-year timeframe.

Board Meetings, Board Leadership Structure, Key Board Responsibilities and Committees

Attendance at Board and Committee Meetings

During fiscal 2025, the Board held eight meetings. Each incumbent director attended 88% or more of the aggregate number of meetings of the Board and committees of the Board on which the director served during fiscal 2025.

Executive Sessions of the Independent Directors

The independent directors meet in executive session at each of the regularly scheduled Board meetings and as necessary at other Board meetings. The Lead Independent Director presides over these executive sessions and, in the Lead Independent Director's absence, the independent directors will select another independent director present to preside.

Annual Meetings of Lowe's Shareholders

Directors are expected to attend the Annual Meeting. All directors in office at the time, other than two directors whose absences were excused, attended last year's Annual Meeting of Shareholders, which was held virtually.

Annual Board, Committee and Individual Director Evaluations

Our Board recognizes that a robust and constructive evaluation process is a key component of Board effectiveness. The Board, with the assistance of the Nominating and Governance Committee, conducts a self-evaluation annually to assess its performance. Additionally, each committee conducts an annual self-evaluation and each director annually evaluates each other director's performance.

The annual review process is supplemented by regular one-on-one conversations between our Lead Independent Director and our Board members, and our Lead Independent Director conveys the feedback on an ongoing basis to our Chairman, President and Chief Executive Officer. Additionally, our Chairman, President and Chief Executive Officer and Chief Legal Officer and Corporate Secretary each routinely communicates with our Board members to obtain real-time feedback.

Evaluation Process



PLANNING

The Chair of the Nominating and Governance Committee and our Lead Independent Director review the format and process of the annual evaluations, including the topics to be addressed.



QUESTIONNAIRES

Each director completes qualitative questionnaires evaluating the full Board, individual director performance and the committees on which the director serves. The questionnaires provide space for and encourage candid commentary.

Evaluation topics cover several areas, including:

- Board composition;
- Frequency and format of Board meetings (e.g., topics covered, time allocations and materials);
- Director access to management;
- Committee structure; and
- Individual director attendance, preparedness, participation and contributions to Board discussion.



BOARD & COMMITTEE DISCUSSIONS

Anonymized results of the Board and committee evaluations are reported to the Lead Independent Director and respective committee chairs with all comments provided verbatim. The results are reviewed and discussed in executive session of the Board and committee meetings.



1-ON-1 FEEDBACK



Anonymized results of individual director evaluations are reported to the relevant director and Lead Independent Director. The Lead Independent Director schedules 1-on-1 meetings with each director to discuss the results.



ACTION

The Board and its committees use the results of the evaluation process to inform and enhance the Board's functioning as a strategic partner with management, as well as to support the Board's traditional monitoring and oversight function. Actions taken in response to the evaluation process include:

- Managing the composition and refreshment of the Board;
- Identifying director skill sets to support the Board's oversight of the Company's strategy; and
- Adapting Board committee structure.

Board Leadership Structure

Lowe's Board is committed to maintaining a leadership structure that provides independent oversight of senior management. At least once every year, the Board conducts a comprehensive evaluation of its leadership structure and elects a Chairman. As part of this evaluation, the Board reviews a variety of criteria, including shareholder feedback, Lowe's strategic goals, the current operating and governance environment, the skill set of the independent directors, the dynamics of the Board and the strengths and talents of Lowe's senior management at any given point in time. The Board does not believe that there is one leadership structure that is inherently optimal and regularly discusses what leadership structure is best suited for Lowe's and its shareholders at any given time.

Lowe's Corporate Governance Guidelines permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. The Corporate Governance Guidelines further provide that if the Board determines the roles of Chairman and Chief Executive Officer are filled by the same individual, or if the Chairman is not an independent director, then a Lead Independent Director, who must be an independent director, will be elected by the independent directors annually at the meeting of the Board held in conjunction with the Annual Meeting of Shareholders. This approach provides the Board with flexibility to determine whether the two roles should be separate or combined based upon the Company's needs in light of the dynamic environment in which we operate and the Board's assessment of the Company's leadership needs at that time, taking into account the factors described above, including welcoming input from shareholders. At times when the roles are combined and a Lead Independent Director is elected, the Corporate Governance Guidelines specify a term limit of six years for the individual in the Lead Independent Director role. The Board believes that there is also strong alignment between other Company policies and practices that foster and enhance independent Board oversight of the Company.

The Board has a robust set of responsibilities for the Lead Independent Director role as outlined below.

| Roles and Responsibilities of the Lead Independent Director

Richard W. Dreiling

Lead Independent Director

The Lead Independent Director:

- Presides at all meetings of the Board at which the Chairman/CEO is not present, including executive sessions of independent directors;

- Serves as a liaison between the Chairman/CEO and independent directors;

- Approves information sent to the Board;

- Approves meeting agendas for the Board;

- Approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- Has the authority to call meetings of the independent directors;

- Provides feedback from executive sessions of independent directors to the Chairman/CEO;

- Coordinates, with the Nominating and Governance Committee, the annual performance evaluation of the Chairman/CEO, the Board and each of its Committees and individual directors; and

- Promotes effective communication between the Board and shareholders and is available for consultation and direct communication with major shareholders.

Selection of Marvin R. Ellison as Chairman

The Board first elected Marvin R. Ellison, our President and Chief Executive Officer, as Chairman of the Board in May 2021. After thoroughly reviewing and discussing the perspectives of our independent directors, the Company's current strategy and strategic goals, views of our shareholders, peer company practices and governance trends, the Board unanimously re-elected Mr. Ellison as Chairman in May 2025. The Board believes that Mr. Ellison's deep understanding of the Company's business, growth opportunities and challenges enables him to provide strong and effective leadership to the Board and to keep the Board fully informed of important issues facing the Company. Additionally, the Board believes that Mr. Ellison's exceptional leadership and track record of success since his appointment as President and Chief Executive Officer in 2018 make him qualified to facilitate discussions of the Board, foster an important unity of leadership between the Board and management and promote alignment of the Company's strategy with its operational execution. By serving as both CEO and Chairman of the Board, Mr. Ellison is able to speak on behalf of the Company on matters relating to the Company's business, while the Lead Independent Director can and often does speak on behalf of the Board regarding governance and oversight matters.

Selection of Richard W. Dreiling as Lead Independent Director

The independent directors reaffirmed the Board's commitment to active independent Board leadership by unanimously re-electing Richard W. Dreiling as Lead Independent Director in May 2025, a position he has held since May 2021. Mr. Dreiling previously served as independent Chairman of the Board since July 2018. Mr. Dreiling joined the Board in 2012 and brings more than 50 years of retail industry experience at all operating levels. Mr. Dreiling has strong executive leadership and strategic management skills in the retail industry including as a public company CEO, and a track record of enhancing operational effectiveness and overseeing risk management to yield value for shareholders. Through these qualities, the Board's selection and the robust responsibilities for our Lead Independent Director, Mr. Dreiling is empowered to provide independent leadership and oversight to the Board, our Company and our shareholders. Mr. Dreiling has significant authority and responsibilities as set forth above under "Roles and Responsibilities of the Lead Independent Director."

During the course of 2025, in addition to fulfilling the responsibilities set forth above, Mr. Dreiling met with shareholders representing approximately 27% of our outstanding shares as part of our investor engagement efforts. Mr. Dreiling regularly meets with Mr. Ellison and the Company's executive officers and advises on the scope, quality, quantity and timeliness of the flow of information between management and the Board. He also meets periodically with Board committee chairs to coordinate and support them in fulfilling their designated roles and responsibilities to the Board and facilitates discussion among the independent directors outside of regularly scheduled Board meetings and promotes alignment of the Company's strategy with management and operational strategic execution.



Board's Oversight of Corporate Strategy

Our Board is actively involved in overseeing, reviewing and guiding our corporate strategy. Our Board formally reviews our Company's business strategy, including the risks and opportunities facing the Company, at an annual strategic planning session. In addition, long-range strategic issues, including the performance and strategic fit of our businesses, are discussed at Board meetings throughout the year. Our Board engages in discussions with management on corporate strategy formally and informally, including during executive sessions of the Board as appropriate. As discussed in the "Board's Oversight of Risk" section below, our Board views risk management and oversight as an integral part of our strategic planning process, including mapping key risks to our corporate strategy and seeking to manage and mitigate risk. Our Board also views its own composition as a key component to effective strategic oversight. Accordingly, our Board and relevant Board committees consider our business strategy and the Company's regulatory, geographic and market environments when assessing Board composition and director succession.



Board's Oversight of Workforce Management

The Board views effective management of the workforce and Company culture as key to the Company's ability to execute its long-term strategy. The full Board oversees workforce management and regularly engages with our Chairman, President and Chief Executive Officer, our Executive Vice President, Human Resources and senior leadership on a broad range of related topics. The full Board reviews talent management topics on a regular basis.



Board's Oversight of Executive Succession Planning

The Board reviews succession planning for the CEO at least annually and maintains an ongoing succession plan in the event the CEO is unexpectedly unavailable or unable to serve.

Our CEO and our Executive Vice President, Human Resources meet at least annually with the Board regarding succession planning for the Company's executive officers and other key positions in the Company.

The Board engages with the executive leadership pipeline through our annual strategy review and other presentations throughout the year that are facilitated by the successor candidates, as well as other events such as site visits.

The Board reviews candidates for all executive officer positions to confirm that qualified successor-candidates are available for all key positions and that development plans are in place to strengthen the skills and qualifications of successor candidates.



Board's Oversight of Sustainability

The Board views oversight and effective management of environmental and social issues and their related risks as important to the Company's ability to execute its strategy and achieve long-term sustainable growth. In addition to oversight by the full Board, the Board has also delegated primary responsibility for more frequent and in-depth oversight of the Company's environmental and social strategy to the Sustainability Committee. The Sustainability Committee of the Board receives regular updates on environmental and social topics from our Vice President, Corporate Sustainability. The Board also coordinates with its other committees to provide active Board- and committee-level oversight of the Company's management of environmental and social related risks across the relevant committees.



Board's Oversight of Government Relations and Political Advocacy

The Nominating and Governance Committee has oversight of Lowe's government relations activities, including political contributions, trade association memberships, lobbying priorities and the Lowe's Companies, Inc. Political Action Committee ("**LOWPAC**"). As part of its oversight role, the Committee monitors our ongoing political strategy as it relates to the overall public policy objectives for the Company. At least annually, our Senior Vice President, External Affairs provides the Committee with an overview of political contributions from corporate funds, if any, LOWPAC contributions, lobbying expenditures and information regarding our memberships with and payments to trade associations. Lowe's generally does not make contributions from corporate funds to political campaigns, super political action committees or political parties. Political contributions made by LOWPAC are approved by the Vice President, Government Affairs, with strategic guidance from its advisory committee, which consists of members of management across corporate and operational roles. All political advocacy is conducted to promote the interests of the Company and is made without regard for the private political preferences of Lowe's directors or executives.

Board's Oversight of Risk

Overview

A summary of the current allocation of general risk oversight functions among management, the Board and its committees is as follows:

Board of Directors

Oversight of overall risks, with emphasis on strategic risks

 

Audit Committee

Oversees the Company's risk, policies for risk management and specific risks associated with major financial exposures, legal matters, business continuity, operational risks and compliance with laws and regulations

Compensation Committee

Oversees risks associated with the Company's compensation policies and practices

Nominating and Governance Committee

Oversees risks associated with our corporate governance practices and policies and our political activity

Sustainability Committee

Oversees risks associated with environmental and social issues

Technology Committee

Oversees risks associated with the Company's strategic technological initiatives and e-commerce matters including network security, data protection, privacy, cybersecurity, and significant emerging technologies

 

Management

Identification, assessment and management of risks

 

Enterprise Risk Council

Identifies and assesses material risks faced by the Company and evaluates action plans to mitigate material risks

The primary responsibility for the identification, assessment and management of the various risks that we face begins with management. At the management level, risks are prioritized and assigned to senior leaders based on the risk's relationship to the leader's business area and focus. Those senior leaders develop plans to respond to the risks and measure the progress of risk management efforts through both a short and long-term approach. Our Chief Legal Officer provides centralized oversight of Lowe's enterprise risk management program, which is managed by our Chief Compliance Officer and the Enterprise Risk Management team in partnership with the Enterprise Risk Council ("**ERC**"), which is comprised of senior Company leaders with broad enterprise experience.

The ERC supports the execution of the enterprise risk management program by (i) working to identify, assess and categorize existing risks faced by the Company, (ii) identifying senior leaders responsible for managing such risks and (iii) evaluating

action plans and progress to appropriately manage those risks. Additionally, the ERC identifies and assesses emerging risks in partnership with other senior leaders in alignment with new strategic initiatives and in response to the evolving business and industry landscape. Our enterprise risk register is evaluated and refreshed annually, which is then used to guide our risk mitigation, planning and progress reporting throughout the year. A longer-term lens of review, monitoring and development of mitigation activities may be applied to certain risks upon assessing potential impacts to our business in coordination with other internal functions and with input from industry data sources and benchmarking. Our enterprise risk management program operates separately from but in coordination with our disclosure controls and procedures, with the processes informing each other in the context of identification, assessment and management of risks and the assessment of appropriate disclosures.

The Audit Committee coordinates the Board's and each committee's risk oversight. The Board's ongoing oversight of risk occurs at both the full Board and the Board committee level on a more focused basis as discussed throughout this Proxy Statement. ERC leadership annually provides an overview of the enterprise risk management program to the Audit Committee, which includes information on the Company's enterprise risk assessment process, key conclusions, categorizations and trends in identified risk exposures and mitigation focus areas. ERC leadership or the Chief Legal Officer also meet individually with each Board committee chair and the Lead Independent Director to obtain their perspectives on risks facing the Company and provides the Board with feedback on its enterprise risk assessments, as well as updates on the program, risk time horizons and trends in and status of key risks facing the business. Directors facilitate further discussion of risk matters in executive session as they deem necessary. Each of the Board committees regularly receives updates on key risk areas within their oversight responsibility from members of management with primary responsibility for managing those risk areas. For example, the Audit Committee receives regular updates from the Chief Legal Officer and Chief Compliance Officer on legal and regulatory risk and compliance matters.

The Board's oversight of risks is designed to confirm that management has processes in place to deal appropriately with risk and to integrate management of such risks with the Company's business strategy as a whole. For example, our principal strategic risks are reviewed as part of the Board's regular discussion of our strategy and alignment of specific initiatives with that strategy. Similarly, at every meeting, the Board reviews the principal factors influencing our operating results, including the competitive environment, and discusses the major events, activities, risks and challenges affecting the Company with our senior executive officers.

Cybersecurity and Data Protection Risk Oversight

We have adopted physical, technological and administrative controls on cybersecurity. We require that cybersecurity awareness and data privacy training, along with company-wide and tailored training programs, be provided to associates annually. We also regularly conduct phishing and social engineering simulations, and host events to increase awareness, including an annual cybersecurity awareness summit and monthly campaigns.

We leverage the National Institute of Standards and Technology security frameworks as well as established internal security standards, industry practices and applicable regulatory requirements. Our program is designed to comply with a range of applicable industry standards, such as the Payment Card Industry Data Security Standard. A cross-functional team conducts periodic simulated exercises, and we perform regular vulnerability scanning and conduct vulnerability testing during the software development life cycle. In the event of a security incident, a defined procedure outlines containment, response and recovery actions that draw on resources and leadership across the Company, as needed.

We collaborate with internal stakeholders and third-party assessors and consultants to conduct regular reviews, tests and audits of our security program. This coordinated approach reviews security controls that safeguard our information assets, including payment information, through processes such as security control assessments and third-party penetration testing. Additionally, we utilize tabletop exercises, penetration and vulnerability testing, red team exercises, simulations, and other evaluations to improve our security measures and strategies. We also maintain cybersecurity insurance coverage that provides protection against potential losses arising from certain cybersecurity incidents. Our Chief Digital and Information Officer ("**CDIO**"), our Chief Information Security Officer ("**CISO**") and senior members of our information security group are responsible for identifying, assessing and managing risks from cybersecurity threats.

Oversight responsibility over cybersecurity risk is shared by the Board and the Technology Committee, with the Technology Committee being primarily responsible for overseeing risks related to cybersecurity, data protection, privacy and significant emerging technology (e.g., artificial intelligence). The Technology Committee regularly reviews metrics about cyber threat response preparedness, program maturity milestones, risk mitigation status and the current and emerging threat landscape, in addition to the results of third-party reviews and assessments of our security controls. Our CDIO or CISO provide regular cybersecurity updates in the form of written reports and presentations to the Technology Committee at its regular meetings, which are also provided to the full Board. We also have protocols by which certain cybersecurity incidents are escalated and, where appropriate, reported to the Technology Committee in a timely manner. As necessary or appropriate, the Audit Committee and Technology Committee will consult with each other on cybersecurity and technology as it relates to internal controls.

For more information on our cybersecurity risk management, strategy and governance, see "Item 1C. Cybersecurity" of our Annual Report on Form 10-K for the fiscal year ended January 30, 2026.

Artificial Intelligence (AI) Risk Oversight

As part of our focus on the use of AI technology in our business, we developed an AI cybersecurity strategy designed to enable the building of secure and reliable AI systems while also managing ethical, legal, cyber, data privacy and other technology risks, including those associated with the deployment of AI-enabled tools across our operations. The Company also established an AI Governance Committee, which is composed of leaders across a variety of business, technology, and support functions, to oversee and approve ongoing enhancements to our AI governance framework. The Technology Committee is responsible for overseeing risks related to significant emerging technologies like AI and also retains strategic, operational and investment oversight. The full Board also receives periodic updates from management related to the Company's AI strategies.

How to Communicate with the Board of Directors and Independent Directors

Shareholders and other interested parties can communicate directly with the Board by sending a written communication addressed to the Board or to any member individually in care of Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117. Shareholders and other interested parties wishing to communicate with Mr. Dreiling, as Lead Independent Director, or with the independent directors as a group may do so by sending a written communication addressed to Mr. Dreiling, in care of Lowe's Companies, Inc. at the above address. Any communication addressed to a director that is received at Lowe's principal executive offices will be delivered or forwarded to the individual director as soon as practicable. Lowe's will forward all communications received from its shareholders or other interested parties that are addressed simply to the Board, to the Chairman, to the Lead Independent Director or to the Chair of the committee of the Board whose purpose and function is most closely related to the subject matter of the communication. All such communications are promptly reviewed before being forwarded to the addressee. Lowe's generally will not forward to directors a shareholder communication that it determines to be primarily commercial in nature or that relates to an improper or irrelevant topic or requests general information about the Company.

Board Committees

The Board has five current standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee, the Sustainability Committee and the Technology Committee. The Board may also establish other committees from time to time as it deems necessary. The Board does not have a fixed schedule for rotation of committee membership. Committee members and committee chairs are appointed by the Board. The members of these committees as of January 30, 2026 are identified in the following table:

Name and Primary Occupation	Committees				
	Audit Committee	Compensation Committee	Nominating and Governance Committee	Sustainability Committee	Technology Committee
Raul Alvarez		Chair			Member
Scott H. Baxter		Member		Member	Member
Sandra B. Cochran	Chair			Member	
Laurie Z. Douglas	Member				Chair
Richard W. Dreiling			Chair		
Marvin R. Ellison					
Navdeep Gupta		Member			Member
Brian C. Rogers	Member		Member		Member
Bertram L. Scott	Member		Member		
Lawrence Simkins			Member	Member	
Colleen Taylor	Member			Member	Member
Mary Beth West		Member		Chair	
Number of Meetings in Fiscal 2025	9	7	5	3	2

● Chair ⌾ Member

Each of the current committees acts pursuant to a written charter adopted by the Board. A copy of each committee charter and the Corporate Governance Guidelines are available on the Company's website at ir.lowes.com.

The following table provides information about the key functions of each of the current standing Board committees, each of which report regularly to the full Board:

Committee	Key Functions and Additional Information
 **Audit Committee**	• Oversees the Company's accounting and financial reporting processes, internal controls and internal audit functions. • Reviews and discusses with management and the independent registered public accounting firm the annual and quarterly financial statements and earnings press releases. • Reviews and discusses the Company's major financial risk exposures and practices with respect to risk assessment and management, including risks related to business continuity and operations, and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. • Oversees the Company's compliance program with respect to legal and regulatory requirements, including the Company's Code of Business Conduct and Ethics and the Company's policies and procedures for monitoring compliance. • Reviews and pre-approves all audit and permitted non-audit services proposed to be performed by the independent registered public accounting firm. • The Board has determined that four of the five members of the Audit Committee, Messrs. Rogers and Scott and Mses. Cochran and Taylor are each "audit committee financial experts" within the meaning of the SEC rules and that each of the members of the Audit Committee has accounting and related financial management expertise in accordance with the NYSE rules.
 **Compensation Committee**	• Reviews and approves the design, amounts and effectiveness of the Company's compensation of the Chief Executive Officer and other executive officers. • Makes recommendations to the Board with respect to incentive compensation and equity-based plans that are subject to Board and shareholder approval. • Reviews and approves all annual incentive plans for executives and all awards to executives under multi-year incentive plans. • Oversees and considers regulatory compliance and any other risks arising from the Company's compensation policies and practices.
 **Nominating and Governance Committee**	• Develops and recommends to the Board criteria and qualifications for potential candidates for the Board and its committees. • Reviews and makes recommendations to the Board about the size, structure, composition and functioning of the Board and its committees. • Assists the Board in determining and monitoring director and prospective director independence. • Identifies, evaluates and recommends director candidates to the Board. • Oversees annual performance evaluation of the Board, the committees of the Board and each individual director. • Assesses at least annually and recommends changes to the Board regarding the Company's Corporate Governance Guidelines. • Reviews and approves or disapproves related person transactions.



Sustainability Committee

- Assists the Board in discharging its responsibilities relating to oversight of the Company's sustainability strategies and initiatives and to review the Company's position on significant environmental and social issues.
- Reviews, discusses and provides feedback to management on the Company's programs, policies and practices pertaining to the Company's environmental and social responsibility issues and impacts to support the sustainable growth of the Company.
- Monitors the Company's performance against relevant external sustainability indices and reviews the Company's annual Corporate Responsibility Report.
- Reviews and makes recommendations to the Board regarding responses to shareholder proposals encompassing matters overseen by the Committee.



Technology Committee

- Assists the Board in providing oversight of technology, e-commerce and related innovation matters including risks related to data protection, privacy, cybersecurity and artificial intelligence.
- Reviews, discusses and provides feedback to management on matters related to the Company's approach to technology, artificial intelligence, e-commerce and related innovation strategy and governance, including the evolution of the Company's technology infrastructure; plans and budget; technology developments, acquisitions and investments; risks associated with technology strategy and e-commerce matters; and the integration of such efforts with the Company's overall strategy.
- Monitors and oversees issues relating to significant emerging technologies, e-commerce and innovation trends that may affect the Company's strategy.

Proposal 2: Advisory Vote to Approve the Company's Named Executive Officer Compensation in Fiscal 2025

As required by Section 14A of the Exchange Act, we are providing our shareholders with the opportunity to vote on an advisory resolution to approve the compensation of our named executive officers in fiscal 2025, which is described in this Proxy Statement.

The fundamental philosophy of our executive compensation program is to align our executives' pay to overall Company growth and the effective execution of our business strategies. The primary objectives of our program are to:

- Attract and retain executives who have the leadership skills to support the Company's culture and strategic growth priorities;
- Maximize long-term shareholder value through alignment of executive and shareholder interests;
- Align executive compensation with the Company's business strategies; and
- Provide target total compensation that is competitive to market, with an opportunity to earn above target pay when results exceed performance targets, and below target pay when results fall short of performance targets.

The "Compensation Discussion and Analysis" section of this Proxy Statement provides a thorough description of how the Compensation Committee has designed and administered the executive compensation program to meet these objectives.

At the 2025 Annual Meeting of Shareholders, the Company provided shareholders with the opportunity to cast an advisory vote to approve the compensation of our named executive officers (commonly known as a "say-on-pay" vote), and shareholders approved our named executive officer compensation with approximately 94% of the votes cast in favor.

At the 2026 Annual Meeting, shareholders again have the opportunity to provide feedback to the Compensation Committee on our executive compensation program by endorsing or not endorsing the compensation of the named executive officers through a non-binding vote on the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED.

Even though the result of the say-on-pay vote is non-binding, the Compensation Committee and the Board value the opinions that shareholders express in their votes and will carefully consider the results of the vote when making future executive compensation decisions.

The Company periodically asks shareholders to indicate whether a say-on-pay vote should occur every one, two or three years. At the 2023 Annual Meeting of Shareholders, approximately 98% of the votes cast were in favor of an annual advisory vote, in line with the Board's recommendation. The next say-on-pay vote will be held at the 2027 Annual Meeting of Shareholders.

 The Board of Directors unanimously recommends a vote **"FOR"** the resolution.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("**CD&A**") explains the key elements of our executive compensation program and compensation decisions as they relate to the following NEOs of the Company in the 2025 fiscal year:

Marvin R. Ellison	Chairman, President and Chief Executive Officer
Brandon J. Sink	Executive Vice President, Chief Financial Officer
Joseph M. McFarland III	Executive Vice President, Stores
William P. Boltz	Executive Vice President, Merchandising
Seemantini Godbole	Executive Vice President, Chief Digital and Information Officer

Our CD&A is organized as follows:

I. Executive Summary

We seek to generate long-term sustainable shareholder value by driving operational excellence throughout the enterprise, consistently generating high levels of cash flow and optimizing our capital deployment. Over the years, we have demonstrated a strong commitment to returning capital to our shareholders and since 1961 have continued dividend growth.



$46.3 Billion Cash Flows From Operations in the Last Five Years	**26.1%** 2025 ROIC*	**4.4%** 2025 Per Share Increase in Annual Dividend
$12.1 Billion Dividends Paid in the Last Five Years		**$37.4 Billion** Shares Repurchased in the Last Five Years

For the third year in a row, our total shareholder return ("**TSR**") has been positive over one-year, three-year and five-year periods, and we have outperformed our Peer Group in each period.

| TSR Again Outperforms Peers Over both Short- and Long-Term



TSR data is as of January 30, 2026, the Company's fiscal year end.

[1] Includes companies in the Peer Group identified on page 51.

Fiscal 2025 Financial Highlights and Incentive Program Outcomes

In fiscal 2025, we delivered solid financial performance despite a challenging industry backdrop – with total sales of more than $86 billion, diluted EPS of $11.85 and adjusted diluted EPS* of $12.28. Our focus on disciplined expense management and productivity initiatives allowed us to deliver operating margin of 11.8% and adjusted operating margin* of 12.1%. We also delivered growth in Pro and online, two of our key growth drivers within our Total Home strategy. We continue to invest in supply chain, technology and omnichannel capabilities to put us in a strong position to take share when the home improvement market recovers.

* ROIC is calculated using a non-GAAP financial measure, and adjusted diluted EPS and adjusted operating margin are non-GAAP financial measures. Refer to Appendix A for the calculation of ROIC and a reconciliation of non-GAAP measures.

We expected 2025 to remain a challenging home improvement market including mortgage rates remaining higher and uncertainty around tariffs, with comparable sales ranging from flat to up 1% due to macroeconomic uncertainty. Our annual incentive award goals were set based on that expectation and aligned with our financial guidance provided to investors at the beginning of the 2025 fiscal year. However, despite this challenging environment, our overall financial performance relative to the goals established at the beginning of the fiscal year was slightly above our expectations. These results are reflected in our annual incentive awards paying out at 104.67% of target, as described in more detail below.

While our multi-year relative TSR performance compared to our peers and the S&P 500 was above median, our multi-year average adjusted ROIC did not achieve threshold goals set in 2023 and therefore performance share units (**"PSUs"**) for the 2023-2025 performance period did not pay out, reflecting our pay for performance compensation philosophy.

Overall, we believe our incentive programs are aligned with important inputs to shareholder value creation and reflect our strong commitment to aligning pay with short and long-term performance.

Compensation Philosophy and Objectives

Our ability to generate sustained shareholder returns, drive improvement in financial results and become the employer of choice in retail depends on our ability to attract and retain highly talented leaders who are committed to our mission, growth and strategy. Our executive compensation program is designed to drive long-term shareholder value by aligning our business strategies and operating priorities with shareholders' interests and rewarding executives for growth in the Company's sales and earnings. A significant portion of compensation is based on variable pay arrangements that align pay with performance against metrics tied to our strategy and business plan with a balanced focus on top- and bottom-line growth.

Primary Objectives of Executive Compensation Program



Attract and retain executives who have the leadership skills to support the Company's culture and strategic growth priorities



Maximize long-term shareholder value through alignment of executive and shareholder interests



Align executive compensation with the Company's business strategies



Provide target total compensation competitive to market, with opportunity to earn above target pay when results exceed - and below target pay when results fall short of - performance targets

Fiscal 2025 Executive Compensation Overview

We have a long-standing commitment to pay for performance and provide a significant portion of compensation opportunities through variable pay arrangements. These arrangements are designed to hold our executive officers accountable for business results and reward them for consistently delivering strong financial performance and value creation for our shareholders. To align pay with performance, our incentive compensation programs use objective, pre-established performance measures: sales, operating income, inventory turnover and Pro sales growth for our annual incentive plan, and ROIC, along with a relative TSR modifier, for our PSUs. Each of these performance measures is further described beginning on page 53.

Our fiscal 2025 executive compensation program consisted of the following elements:



Base Salary + **Annual Incentive Awards** + **Long-term Equity Awards*** + **Retirement, Health and Severance Benefits** + **Limited Perquisites**

* Consists of PSUs, stock options, and restricted stock awards ("**RSAs**")

Our compensation mix is heavily performance-based with 73% of the CEO's and 58% of the other NEOs' average annualized target compensation at-risk and contingent upon the achievement of performance objectives and relative and absolute share price performance. Additionally, 79% of the CEO's and 75% of the other NEOs' average compensation is in the form of long-term incentives.

2025 Compensation Program Components



79% Long-Term
73% Performance-Based
7% Base Salary
14% Target Annual Incentive
20% Time-Vested RSAs
CEO Compensation
20% Stock Options
39% PSUs
75% Long-Term
58% Performance-Based
12% Base Salary
13% Target Annual Incentive
30% Time-Vested RSAs
Other NEO Compensation
30% PSUs
15% Stock Options

How Our Executive Compensation is Tied to Performance

A significant portion of our executive compensation program is performance-based with a balanced focus on top- and bottom-line growth and strategic initiatives. The performance metrics, weightings and award mix for fiscal 2025 annual and long-term incentive programs remained largely unchanged from the prior year. The metrics determined by the Compensation Committee, as described below, incentivize our executives to focus on operational objectives that are expected to drive sustainable shareholder value.

Annual Incentive Awards	Payouts are determined by the Company's achievement of financial goals (sales and operating income) and strategic goals (inventory turnover and Pro sales growth). For each metric, threshold performance must be achieved for any payout to be earned.
PSUs	Payout is based on the Company's achievement of (i) a three-year average goal based on ROIC, which is a comprehensive financial metric measuring both operating profit and effective capital deployment designed to motivate management to generate sustained profitable growth over time while balancing the Company's effectiveness at allocating capital to drive future investment and growth, and (ii) a relative TSR modifier, which compares the Company's TSR to that of companies listed in the S&P 500 Index over a three-year period. Threshold performance objectives must be achieved for any awarded PSUs to vest.
Stock Options	Realized value for stock option awards is based on the increase in the market value of our common stock relative to the value when the award was granted.

CEO and NEO Performance-Based Pay: Target vs. Payout

Based on our performance in fiscal 2025, the CEO and other NEOs received the following payouts of performance-based compensation:

• Annual incentive payouts were determined based on overall performance between target and maximum for sales, operating income (as adjusted), inventory turnover and Pro sales growth metrics. Overall award payouts for the NEOs were at 104.67% of target.

• PSUs granted in 2023 for the 2023-2025 performance period were not earned because the 3-year average ROIC was below the threshold payout performance level.

Annual Say-on-Pay Vote

Say on Pay Approval



~94%*

Our shareholders showed strong support for our executive compensation programs at the 2025 Annual Meeting

The Board and the Compensation Committee carefully consider the results of our shareholders' annual advisory "say-on-pay" vote. The level of shareholder support at our 2025 Annual Meeting is generally consistent with the level of support received over the past 10 years. In consideration of this continued support and the belief that the program continues to promote our strategy and drive performance, the Compensation Committee maintained the principal features and performance-based elements of the executive compensation program for 2025.

* Percentage represents votes cast

Shareholder Engagement

As discussed in the "Proxy Statement Highlights" section of this Proxy Statement, we regularly engage with our institutional shareholders to understand the issues that matter most to them. During shareholder meetings we held since the 2025 Annual Meeting, we discussed key topics including the Compensation Committee's approach to setting executive compensation. Overall, we received generally positive feedback from our shareholders on our compensation program's structure, including the metrics in our annual and long-term incentive plans and their tie to Company strategy and alignment with shareholder value creation.

Committed to Strong Compensation Governance Practices

 **What We Do**

- ✔ Target the majority of NEO compensation to be performance-based, at-risk and long-term oriented

- ✔ Assess the design and alignment of our incentive plans in relation to performance goals, business strategy, organizational priorities and shareholder interests on an annual basis

- ✔ Assess compensation-related risks associated with regulatory, shareholder and market changes on an annual basis

- ✔ Assess peer group composition, financial and stock price performance and competitive compensation practices on an annual basis

- ✔ Use different metrics in annual and long-term incentive plans

- ✔ Maintain a fully independent Compensation Committee, which retains an independent compensation consultant

- ✔ Maintain robust clawback policies applicable to cash and equity incentive-based compensation of senior executives if there is a financial restatement or if senior executives engage in misconduct

- ✔ Limit incentive payouts as a percentage of target awards

- ✔ Require significant stock ownership by all senior executives

 **What We Don't Do**

- ✖ Provide single-trigger severance payments or vesting or tax gross-ups following change-in-control

- ✖ Permit hedging, pledging or unauthorized trading of the Company's securities by our executives or directors

- ✖ Grant discounted stock options, extend the original option term, reprice or exchange underwater options without shareholder approval

- ✖ Provide an evergreen provision in our long-term incentive plan

- ✖ Provide employment agreements to executives

- ✖ Provide excessive perquisites

II. Compensation Elements

Key Elements of Executive Compensation

Incentive Term	Type	Element	CEO	NEOs	Key Characteristics	Link to Shareholder Value	Key Benchmarks/Metrics
Short-term Incentive	Fixed	**Base Salary (Cash)**	7%	12%	Fixed cash compensation tied to the scope and responsibilities of each executive's position and the performance and effectiveness of the executive	Provide a foundation of fixed income to the executive; encourage attraction and retention of top talent; and recognize effective leadership	Subject to annual adjustment after consideration of competitive benchmark and relative compensation positioning
Short-term Incentive	Performance based	**Annual Incentive Awards (Cash)**	14%	13%	At-risk cash compensation tied to the achievement of annual financial performance and strategic goals established by the Compensation Committee for each fiscal year	Promote the achievement of the Company's annual financial and strategic goals; and incentivize and reward financial and operating performance	• Sales (40%) • Operating Income (40%) • Inventory Turnover (10%) • Pro Sales Growth (10%)
Long-term Incentive	Performance based	**Long-Term Incentive Awards (Equity)**	79%	75%			
Long-term Incentive	Performance based	PSUs	50%	40%	PSUs, which cliff vest at the end of the three-year performance period,[1] are based on (i) the Company's average ROIC[2] relative to pre-determined levels of performance for the three-year performance period and (ii) a relative TSR modifier	Promote the achievement of strong long-term growth and TSR performance	• Three-year average ROIC (100%) • Relative TSR modifier (0.75x - 1.25x)
Long-term Incentive	Performance based	Stock Options	25%	20%	Stock options with a 10-year term vest ratably over three years[1]	Promote the value-creating actions necessary to increase the market value of common stock	Realized value is based on increases in the market value of our common stock relative to the value when the award was granted
Long-term Incentive		RSAs	25%	40%	RSAs cliff vest on the third anniversary of the grant date[1]	Promote executive retention, stock ownership and alignment of interests with shareholders	Realized value is based on market value of our common stock

(1) Under the terms of these award agreements, executives must maintain employment with the Company during the three-year period, unless earlier terminated due to death, disability or qualified retirement (as defined in the grant agreement), to earn the awards.

(2) ROIC is computed by dividing the Company's lease adjusted net operating profit after taxes for the year by the average of the Company's invested capital as of the beginning and end of the fiscal year. "Invested capital" for these purposes means the average of current year and prior year ending debt and shareholders' (deficit)/equity. See Appendix A of this Proxy Statement for our fiscal 2025 ROIC calculation. The return percentages for each fiscal year in the performance period are averaged to yield a ROIC measure for the three-year performance period.

To support our compensation philosophy and objectives, the Compensation Committee has designed the executive compensation program with an appropriate balance between both annual and long-term compensation, as well as between fixed and at-risk pay. The largest portion of our executive compensation program is based upon achieving the Company's financial and strategic performance objectives and contingent on achievement of challenging performance hurdles. The Board places significant emphasis on the long-term success of the Company and strong alignment with the interests of our shareholders, customers, associates and the communities in which we operate. Accordingly, long-term incentive award opportunities, as a percentage of total compensation, are significantly greater than annual incentive award opportunities.

We provide broad-based financial and health and welfare benefits on the same terms and conditions applicable to all eligible associates, including a 401(k) Plan with Company match, a non-qualified deferred compensation plan and 401(k) benefit restoration plan with Company match, comprehensive group health insurance, voluntary life, disability and accident benefits and a discounted employee stock purchase plan. We also provide other benefits to our NEOs, such as reimbursement of costs associated with tax and financial planning, an annual physical examination, individual disability insurance and limited personal use of corporate aircraft, each of which are designed to enhance productivity and encourage the attraction and retention of top talent. Additionally, we maintain a severance plan for senior officers, which provides for severance payments, the continuation of health care benefits and Company-paid outplacement services in the event of a termination of employment with the Company under qualifying circumstances.

III. Compensation Decision-Making Process

Role of the Compensation Committee

The Compensation Committee, which currently consists of four independent directors, is responsible for evaluating and approving our executive compensation program. The Compensation Committee works closely with its independent compensation consultant and meets regularly – approximately six times each year – with additional meetings if and as appropriate, to make decisions related to our executive compensation programs and the compensation of our CEO (with the approval of the independent directors of the Board) and the Company's other executive officers. The Compensation Committee reports its actions to the Board at the Board meeting following each Compensation Committee meeting. The Compensation Committee's responsibilities include approving:

- Compensation philosophy and strategy;
- Compensation of executive officers;
- Annual and long-term incentive metrics and performance goals;

- Achievement of goals in annual and long-term incentive plans;
- Peer groups of companies used for assessing market compensation levels, pay practices and performance; and
- CD&A disclosure in the annual proxy statement.

The full description of the Compensation Committee's authority and responsibilities is provided in the Compensation Committee charter, which is available on our Company website at ir.lowes.com.

 

Role of the Independent Compensation Consultant

The Compensation Committee has sole authority under its charter to retain compensation consultants and other advisors and to approve such consultants' and advisors' fees and retention terms. In 2025, the Compensation Committee directly engaged and regularly consulted with Semler Brossy Consulting Group, LLC, its independent compensation consultant for ongoing executive compensation matters and non-employee director compensation matters. The Compensation Committee's compensation consultant reports directly to the Compensation Committee and the compensation consultant and its affiliates do not provide any services to the Company other than the consulting services for the Compensation Committee. The Compensation Committee has assessed the independence of its compensation consultant pursuant to the independence factors specified by applicable SEC rules (as incorporated into the NYSE listing standards) and concluded that no conflict of interest exists that would prevent its compensation consultant from independently representing the Compensation Committee. During the 2025 fiscal year, Semler Brossy Consulting Group, LLC performed the following services:

- Attended Compensation Committee meetings;
- Advised the Compensation Committee on the design of the Company's annual and long-term incentive plans (including the selection of the performance metrics and assessment of performance goals);
- Provided the Compensation Committee with an external perspective on the reasonableness and competitiveness of our executive compensation program;
- Reviewed the selection of the peer groups of companies used for assessing market compensation levels, pay practices and performance;

- Provided periodic updates and guidance on regulatory and governance trends impacting compensation;
- Assessed the alignment of CEO compensation with Company performance;
- Assisted the Compensation Committee in conducting its annual risk assessment of our executive compensation programs; and
- Reviewed and discussed compensation-related proxy statement disclosures.

 

Role of Management

When making decisions on executive compensation, the Compensation Committee considers input from the Company's Executive Vice President, Human Resources who works most closely with the Compensation Committee, both in providing information and analysis for review and in advising the Compensation Committee concerning compensation decisions (except as it relates specifically to her compensation and the compensation of our CEO). Our CEO reviews the performance of the NEOs (other than himself) and other executive officers and provides recommendations on executive officer compensation for the Compensation Committee's consideration. The Compensation Committee reviews and discusses pay decisions related to the CEO in executive sessions without the CEO or any other members of management present.

Compensation Market Data and Peer Group

Each year, the Compensation Committee reviews the peer group companies used to assess compensation and performance with the advice of the independent compensation consultant. The Compensation Committee considered data from two sources for fiscal 2025: the Peer Group and the Survey Group.

The Peer Group is comprised of retail and customer service companies selected for direct relevance to our business using the following criteria:

• Headquartered in the United States with publicly-traded securities listed on a major U.S. exchange;

• Operating in the Consumer Discretionary or Food & Staples retail sectors;

• Annual revenue greater than approximately $20 billion; and

• Retail or customer service-based business model.

The companies in the Peer Group for fiscal 2025 were:

Best Buy Co., Inc.	Costco Wholesale Corporation	CVS Health Corporation
Dollar General Corporation	NIKE, Inc.	Starbucks Corporation
Target Corporation	The Home Depot, Inc.	The Kroger Co.
The TJX Companies, Inc.	Walgreens Boots Alliance, Inc.	Walmart, Inc.

For fiscal 2025, Macy's Inc. was removed from the Peer Group due to changes in their revenue. Peer Group compensation data is obtained from publicly available proxy statements.

Peer Group Data for Fiscal 2025[1]	Revenues ($ in millions)	Market Capitalization ($ in millions)	Operating Income ($ in millions)	TSR 1-year	3-year	5-year
75th Percentile	$188,444	$219,175	$ 8,610	22.0%	70.7%	127.3%
50th Percentile	$126,845	$93,895	$ 5,194	-3.4%	-2.5%	22.4%
25th Percentile	$ 45,114	$37,828	$ 3,247	-15.0%	-24.9%	-23.1%
Lowe's	$ 83,674	$150,930	$ 10,466	4.8%	31.2%	75.6%
Percentile Ranking	41.3%	70.4%	81.8%	60.4%	63.1%	64.1%

Source: S&P Capital IQ

[1] Revenues and operating income are as of each company's latest reported fiscal year as available on January 30, 2026, which for Lowe's is fiscal 2024. Market capitalization and TSR are as of January 30, 2026, which aligns with Lowe's fiscal year end date. TSR excludes Walgreens Boots Alliance, Inc. who was public when selected as a peer but has subsequently been acquired and delisted from the Nasdaq in August 2025.

The Survey Group is comprised of the Peer Group (other than Costco Wholesale Corporation) and other retail companies that we compete with for executive talent, generally with over $10 billion in annual revenue, and participate in a proprietary survey conducted by Korn Ferry. The Compensation Committee uses a wider range of revenue in the Survey Group to provide for a robust sample of market data for compensation benchmarking.

At its January 2025 meeting, the Compensation Committee reviewed detailed compensation benchmarks based on the Peer Group and Survey Group. Given differences in role, experience, performance and other challenges directly comparing NEO roles other than the CEO across companies, these benchmarks served as a reference point, rather than a formula-driven outcome, in determining adjustments to target total compensation levels for the NEOs.

IV. Fiscal 2025 Compensation Actions

Base Salary Adjustments

The Compensation Committee reviews and adjusts the NEO base salaries each year after it has considered competitive benchmark and relative compensation positioning, which includes consideration of:

- Market adjustments;
- Internal alignment;
- Experience in the role; and
- Performance and any changes to roles or responsibilities.

Given the Company's continued strong performance under Mr. Ellison's leadership, the Board approved a base salary increase of 3.3% for Mr. Ellison. Additionally, Mr. Sink received a salary increase of 11.2% to recognize his contributions and to provide competitive pay that aligns with broader market benchmarking. Further, as a result of the review and consideration of the factors enumerated above, Messrs. McFarland and Boltz and Ms. Godbole received salary increases of between 2.5%-3.5% for 2025 as set forth in the table below.

In 2025, the Compensation Committee approved the following base salaries for the NEOs:

Name and Position	2024 Base Salary	2025 Base Salary	% Increase
Marvin R. Ellison Chairman, President and Chief Executive Officer	$1,500,000	$1,550,000	3.3%
Brandon J. Sink Executive Vice President, Chief Financial Officer	$ 764,300	$ 850,000	11.2%
Joseph M. McFarland III Executive Vice President, Stores	$ 877,800	$ 900,000	2.5%
William P. Boltz Executive Vice President, Merchandising	$ 869,700	$ 900,000	3.5%
Seemantini Godbole Executive Vice President, Chief Digital and Information Officer	$ 813,600	$ 838,000	3.0%

Annual Incentive Awards

Our annual incentive plan provides each NEO the opportunity to receive an annual cash award based on the Company's achievement of pre-determined financial and strategic performance goals. The formula for computing annual incentive payouts is as follows:

Base Salary

Base salary eligible earnings for fiscal year 2025 are prorated to reflect time worked before and after the March 2025 base salary increase.

X

Target Award Percentage (% of Base Salary)

- 200% of base salary for the CEO
- 100% of base salary for other NEOs

X

Performance Goal Achievement Level (% of Target Level)

- Threshold payout percentage for all NEOs is 50% of target
- Maximum payout opportunity of 200% of target for all performance metrics

=

Annual Incentive Award Earned

The following table describes the financial and strategic goals for the 2025 annual incentive awards and the weighting assigned to each goal, which are the same for all of the NEOs:

	Performance Metric	Description	Performance Measured By	Metric Weighting
Financial Goals	**Sales**	Rewards NEOs on effective merchandising, driving market share gains and the enhancement of our omnichannel sales and marketing	Company sales	40%
	Operating Income	Rewards NEOs for profitability of our operations and focuses management on operational efficiency and expense management	Company operating income	40%
Strategic Goals	**Inventory Turnover**	Rewards NEOs for focusing on improving inventory management, which generates cash flow for investing in the business and returning value to shareholders	Cost of goods sold / average inventory	10%
	Pro Sales Growth	Rewards NEOs for focusing on growing Pro market share, which drives long-term sustainable sales growth and profitability	Percentage increase in Pro customer sales over the prior fiscal year	10%

For fiscal 2025, the Compensation Committee approved the terms for our annual incentive awards, maintaining the same performance metrics and weightings used in recent years while increasing the NEO threshold payout percentage from 25% to 50% to align more closely with market practices and ensure consistency with incentive design applied across the broader organization. In light of the macroeconomic uncertainty expected at the time that fiscal 2025 goals were set, the Compensation Committee maintained a "below target" performance level that provides an 85% payout for performance that does not achieve target but is above threshold, which the Compensation Committee believes provides our NEOs additional motivation in a difficult macroeconomic environment.

The Compensation Committee determines annual incentive plan performance goals after the Company reports earnings for the prior fiscal year and establishes goals that:

• Are sufficiently rigorous based on the Company's strategy, annual internal operating plan and financial guidance provided to investors for the upcoming fiscal year;

• Appropriately consider both prior year performance and the anticipated impact of the macroeconomic environment on future business conditions for the Company; and

• Motivate management to create sustainable shareholder value, both during the performance period and over the long term.

	Performance Metric	How 2025 Goals Were Set
Financial Goals	**Sales**	• Target based on flat comparative store sales over fiscal 2024 consistent with guidance provided to the market on February 26, 2025, considering headwinds related to the challenging macroeconomic environment
		• Wider performance goals to manage macroeconomic uncertainty with (i) threshold set approximately $5.9 billion below target and (ii) maximum set approximately $8.2 billion above target, reducing the risk of potential windfall payouts
	Operating Income	• Target derived from our 2025 fiscal year sales goals with the target set within the operating margin guidance range provided to the market on February 26, 2025
		• Wider performance goals for threshold and maximum reflecting the same challenges affecting sales goals to manage macroeconomic uncertainty
Strategic Goals	**Inventory Turnover**	• Target set consistent with fiscal 2024 actual performance, reflecting the same macroeconomic challenges affecting financial goals discussed above
	Pro Sales Growth	• Growth target set at 1.5%, in line with fiscal 2025 sales expectations. Threshold and below target goals set consistent with 2024 but with a higher maximum than in 2024

The Compensation Committee's objectives in administering our annual incentive plan are to cause incentive awards to be calculated on a comparable basis from year-to-year and to ensure that plan participants are incentivized and rewarded appropriately for Company performance. For these reasons, the Compensation Committee may make adjustments to the achievement under each performance goal at its discretion and has adopted adjustment guidelines. The adjustment guidelines provide the Committee flexibility to approve adjustments to incentive plan compensation in certain circumstances, including adjustments to account for (i) amounts required to be reported separately under applicable accounting standards as extraordinary items, (ii) gains or losses as a result of changes in accounting principles, (iii) impact of changes in tax regulations, (iv) business results from unplanned acquisitions and divestitures, (v) costs and any other non-recurring items related to acquisition and divestiture activity, (vi) unplanned debt restructuring costs or costs associated with change in capital structure, (vii) costs of significant unplanned initiatives or investments and (viii) significant changes to stock buyback programs or capital restructuring.

The guidelines also provide that adjustments may be made in certain cases depending on the relevant facts and circumstances to account for: (i) impact of foreign currency fluctuations, (ii) impact of tariffs and unanticipated regulatory and policy changes, (iii) asset impairments or write-offs, including store closing costs, (iv) restructuring costs, (v) litigation costs and settlements for historical transactions, (vi) timing impact for items accelerated or delayed near year-end, (vii) acts of God and (viii) impact of global pandemics and public health emergencies.

In June 2025, we acquired ADG, a leading nationwide provider of design, distribution and installation services for interior surface finishes, including flooring, cabinets and countertops, with a home builder and property manager customer base. In October 2025, we also acquired FBM, a leading North American distributor of interior building products, including drywall, metal framing, ceiling systems, commercial doors and hardware, insulation and complementary products serving large residential and commercial professionals in both new construction and repair and remodel applications.

In February 2026, the Compensation Committee reviewed the Company's fiscal year 2025 performance results relative to the goals to determine the annual incentive awards earned under the annual incentive plan. The Company's 2025 performance results were above target for all four metrics. Consistent with the adjustment guidelines' provisions for business results from unplanned acquisitions and divestitures, the Compensation Committee determined to exclude the impacts of the ADG and FBM acquisitions on fiscal 2025 results. Additionally, and also consistent with the adjustment guidelines' provisions for costs and any other non-recurring items related to acquisition and divestiture activity, the Compensation Committee determined to adjust for $105 million in unbudgeted acquisition-related costs related to the ADG and FBM acquisitions. This adjustment had the overall effect of modestly increasing the achievement result for operating income performance.

Based on the performance metrics established by the Compensation Committee and the Compensation Committee's assessment of the Company's fiscal 2025 performance, the Compensation Committee determined that Lowe's achieved 104.67% of the target incentive opportunities for the NEOs.

Performance Metric (Weighted %)	Below Threshold	Threshold	Below Target	Target	Maximum	Achievement Result
% of Payout	0%	50%	85%	100%	200%	

40% Sales

$84,078 Actual

$77,918 $79,594 $83,783 $92,006

104%

40% Operating Income

$10,327 Adjusted Actual[1]

$8,766 $9,193 $10,302 $12,238

101%

10% Inventory Turnover

3.26x Actual

2.75x   2.90x   3.21x   3.55x

114%

10% Pro Sales Growth

2.80% Actual

0.0%   0.2%   1.5%   11.5%

113%

Overall Payout Result	104.67%

*   Dollars in millions.

[1]   The Compensation Committee approved an adjustment to operating income as described on page 54. Adjusted operating income is a non-GAAP financial measure. Refer to Appendix A in this Proxy Statement for a reconciliation of non-GAAP financial measures.

Based on fiscal 2025 results, the NEOs earned the following annual incentive awards:

Name	Base Salary[1]	x	Target Award % (% of Base Salary)	x	Performance Goal Achievement Level (% of Target)	=	Actual Award Earned
Marvin R. Ellison	$1,544,231		200%		104.67%		$3,232,693
Brandon J. Sink	$ 840,112		100%		104.67%		$ 879,345
Joseph M. McFarland III	$ 897,438		100%		104.67%		$ 939,349
William P. Boltz	$ 896,504		100%		104.67%		$ 938,371
Seemantini Godbole	$ 835,185		100%		104.67%		$ 874,188

[1]   Base salary eligible earnings in fiscal year 2025, pro-rated for the number of days in the fiscal year prior to and following the March 2025 base salary adjustment effective date.

Long-Term Equity Awards

In March each year, the Compensation Committee approves a long-term equity award for each executive officer with a target value, expressed as a percentage of base salary.

For 2025, given the Company's continued strong performance under Mr. Ellison's leadership, the Board approved an increase in the CEO's target long-term incentive award, raising the target opportunity from 1,000% to 1,100% of base salary. The equity award mix for the CEO remained unchanged and consisted of 50% PSUs, 25% stock options and 25% time-vested RSAs.

For the other NEOs, the Compensation Committee approved a one-time adjustment to executive officer long-term incentive targets and fiscal 2025 long-term incentive vehicle mix to support leadership continuity during a period when the Company was reacting to changes in the external environment and sector disruption. The adjustment reflects the Board's view that a stable and engaged executive leadership team is critical as the Company positions itself to benefit from a recovery in the home improvement market. The resulting mix was delivered entirely in equity in the form of 40% PSUs, 40% time-vested RSAs and 20% stock options, subject to standard multi-year vesting provisions. This balanced approach moderates outcome volatility and supports long-term alignment with shareholder interests and Company performance. The Compensation Committee believes this one-time adjustment preserves the Company's pay-for-performance philosophy and long-term focus.



CEO 2025 Equity Award Mix

2025 Award Mix. The Compensation Committee believes the mix of equity awards continues to create an appropriate balance between providing incentive compensation for the achievement of Company-specific performance measures (PSUs), increases in the market value of the common stock (stock options) and stability (RSAs).

2025 Target Value. The following table reflects the target value of long-term equity awarded to each NEO for 2025, both expressed as a percentage of base salary and in dollars. Target awards are determined based on each executive officer's position and level of responsibility, the Company's historical grant practices and market benchmarks that are reviewed annually by the Compensation Committee.

Name	2025 Target Long-Term % of Base Salary[1]	Target Total Equity Award Value ($000s)[2]
Marvin R. Ellison	1,100%	$17,050
Brandon J. Sink	563%	$ 4,781
Joseph M. McFarland III	625%	$ 5,625
William P. Boltz	625%	$ 5,625
Seemantini Godbole	563%	$ 4,714

[1] Base salary considered for long-term incentive plan purposes is as of April 1, 2025.

[2] Target total equity award values are rounded to the nearest thousand dollars.

2025 PSU Performance Metrics. The Compensation Committee determined that the PSUs awarded in 2025 will be earned based on the Company's ROIC for the three-year performance period of fiscal years 2025 through 2027 and the relative TSR modifier.

ROIC is computed by dividing the Company's lease adjusted net operating profit after taxes for the year by the average of the Company's invested capital as of the beginning and end of the fiscal year. Invested capital for these purposes means the average of the current year and prior year ending debt and shareholders' (deficit)/equity. See Appendix A to this Proxy Statement for our fiscal 2025 ROIC calculation. The return percentages for each fiscal year in the performance period are averaged to yield a ROIC measure for the three-year performance period. The Compensation Committee believes strong ROIC performance is aligned with creating long-term value for the Company's shareholders. Specifically, ROIC is a comprehensive long-term financial metric that incorporates both operating profit and effective capital deployment in the calculation. This metric motivates management to generate sustained profitable growth over time while balancing the Company's effectiveness at allocating capital to drive future investment and growth.

For fiscal 2025 PSU awards, the Compensation Committee raised the maximum payout for ROIC performance from 150% to 200% to drive focus and reward achievement of our core performance metric, and to better align with market practice. This increased payout leverage strengthens the alignment of pay with performance on a key indicator of our long-term business success and reinforces accountability for long-term capital efficiency and profitability.

PSU payouts are also subject to a relative TSR modifier, which adjusts the ROIC-based payout based on the Company's TSR performance relative to companies in the S&P 500 Index over the performance period. For fiscal 2025 awards, the TSR modifier was refined to a percentile-based approach, with a target set at the 55th percentile. The modifier may adjust payouts downward to 0.75x at the 25th percentile or upward to 1.25x at the 80th percentile, subject to an overall maximum payout of 200% of target. No payout will be earned if ROIC performance is below threshold. The chart below illustrates how the relative TSR modifier influences the payout opportunity of the 2025 PSU performance award to range from 38% of target at threshold performance to 200% of target at maximum performance:

Target Number of PSUs Granted		ROIC Performance Level	Payout Percentage (% of Target Award)[1]		Lowe's percentile vs. S&P 500 Index	Modifier[1]		PSU Performance Level	Final Payout Opportunity (% of Target Award)[1]
	X	Maximum	200%	X	80th	1.25x	=	Maximum	200%
		Target	100%		55th	1.00x		Target	100%
		Threshold	50%		25th	0.75x		Threshold	38%
		<Threshold	0%					<Threshold	0%

[1] Performance between discrete points will be interpolated. If ROIC is below threshold, there will be no payout. TSR modifier cannot be lower than 0.75x or higher than 1.25x.

In line with the factors described above in setting targets for annual incentive awards, the Compensation Committee determines ROIC targets in the year the PSUs are granted, with an aim to set goals that are sufficiently rigorous based on the Company's internal long range plan, appropriately consider recent performance and the potential impact of the macroeconomic environment, and motivate management to create sustainable shareholder value over the long-term.

2023 PSU Awards. The performance period for the PSUs awarded in 2023 (the "**2023 PSUs**") ended on January 30, 2026, the last day of the 2025 fiscal year. The 2023 PSUs were eligible to be earned based on the Company's average ROIC and relative TSR performance for fiscal years 2023 through 2025. Similar to the operating income performance for the annual incentive award discussed on page 54, the Compensation Committee adjusted fiscal 2025 ROIC performance to account for the ADG and FBM acquisitions and adjusted fiscal 2023 and fiscal 2024 ROIC performance to account for the sale of our Canadian retail operations. In accordance with our pay for performance structure and philosophy, because our ROIC performance for the 2023 PSUs fell below the threshold level, no shares of common stock were earned.

2025 Stock Option Awards. The Compensation Committee views options as performance-based incentive compensation as they provide no realizable value to recipients if our share price does not increase from the grant date. These awards promote the value-creating actions necessary to increase the market value of our common stock.

The number of options awarded is calculated based on the Black-Scholes option pricing model. The exercise price of stock options is set at 100% of the fair market value of our common stock on the date of grant. Stock options granted to our NEOs in 2025 vest ratably over a three-year period and have a ten-year term.

2025 RSAs. RSAs promote executive retention, stock ownership and alignment with shareholders' interests. The number of RSAs awarded is determined based on the fair market value of our common stock as of the grant date. RSAs awarded to our NEOs in 2025 cliff vest after three years.

Benefit Restoration Plan

The Benefit Restoration Plan (the **"BRP"**), adopted by the Company in August 2002 and as amended effective January 1, 2025, is intended to provide NEOs and other qualifying executives with benefits lost due to qualified plan limitations imposed by the Internal Revenue Code of 1986, as amended (the "**Code**") that are equivalent to those received by all other employees under the Company's qualified retirement plans. The Company makes matching contributions to each executive officer's BRP account under the same matching contribution formula based on the executive's elective contribution to Lowe's 401(k) Plan, regardless of the Code limitations.

Severance and Change-in-Control Arrangements

The Compensation Committee approved an amended and restated severance plan for senior executives (the "**Severance Plan**") in August 2024, that covers all current NEOs other than Mr. Ellison. The terms of the Severance Plan are described on page 67. Mr. Ellison's severance entitlements are governed by his offer letter, the terms of which are described on page 67.

All NEOs are also parties to agreements that provide severance benefits in the context of a change-in-control of the Company (the "**Change-in-Control Agreements**"). The Change-in-Control Agreements are described beginning on page 66.

Perquisites

NEOs and other qualifying executives are eligible for an annual routine physical exam to assess overall health and to screen for chronic diseases, which is intended to protect the investment we make in these key individuals. In addition, these executives are eligible for a reimbursement of up to $15,000 for financial and tax planning services. NEOs and other qualifying executives are also eligible for individual disability insurance, which supplements the Company's long-term disability plan.

The Company owns and operates business aircraft to allow associates to safely and efficiently travel for business purposes. Company policy requires that Mr. Ellison use corporate aircraft for all of his travel, both for business and personal purposes, with limited personal travel allowed for certain other executives. The corporate aircraft allows executive officers to be far more productive than commercial flights since the corporate aircraft provides a confidential, safe and productive environment in which to conduct business. The personal usage of the corporate aircraft by the Chairman, President and Chief Executive Officer is currently capped at $200,000 of incremental cost per year.

V. Other Compensation Policies

Compensation Risk Assessment

Each November, the Compensation Committee performs a risk assessment of our compensation programs, which includes a targeted audit and analysis of the risk associated with the Company's executive compensation program conducted by the Compensation Committee's independent compensation consultant. In its annual review, the Compensation Committee considers the balance between pay components, measures of performance, magnitude of pay, pay caps, plan time horizons and overlapping performance cycles, program design and administration and other features that are designed to mitigate risk (e.g., stock ownership guidelines and clawback policies). Following its review, the Compensation Committee has determined that our compensation practices and policies do not incentivize inappropriate or excessive risk-taking behavior by Company executives. Management and the Compensation Committee have determined that our compensation practices and policies do not create risks that are reasonably likely to have a material adverse effect on the Company.

Stock Ownership Guidelines

The Compensation Committee strongly believes that executive officers should own appropriate amounts of common stock to align their interests with those of the Company's shareholders. Executives can acquire common stock through our 401(k) Plan, employee stock purchase plan and long-term incentive awards.

The Compensation Committee has adopted stock ownership and retention guidelines for all senior executives in the Company. The ownership targets under the current guidelines are as follows:

Target Ownership (Multiple of Base Salary)	Chairman, President and Chief Executive Officer 6.0x	Executive Vice Presidents 4.0x	Senior Vice Presidents 2.0x

The Compensation Committee reviews compliance with the guidelines annually. The Company determines the number of shares of common stock required to be held by each senior officer by dividing the applicable salary multiple ownership requirement (expressed as a dollar amount) by the average closing price of the common stock for the preceding fiscal year.

Shares of common stock are counted towards ownership as follows:	• All shares held or credited to a senior officer's accounts under the Lowe's 401(k) Plan, benefit restoration, deferred compensation and employee stock purchase plans; • All shares owned directly by the senior officer and his or her immediate family members residing in the same household; and • 100% of the number of shares of unvested RSAs.

Unvested PSUs and unexercised stock options do not count towards ownership. Senior officers may not sell the net shares resulting from an RSA or PSU vesting event or stock option exercise until the ownership requirement has been satisfied.

All of our current NEOs are in compliance with the stock ownership guidelines.

Clawback of Incentive Compensation

The Compensation Committee supports transparent governance and compliance practices and protecting the interests of the Company's shareholders. To reinforce the Company's practices in these areas, the Company has two clawback policies, to address not only required recovery of incentive-based compensation in the event of an accounting error causing a financial restatement, but also appropriate recovery of compensation in case of officer misconduct. The Company maintains a "no-fault" clawback policy as required under NYSE and SEC rules. In the event the Company is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover the amount of any incentive-based compensation received by any covered executive, including current and former NEOs, during the prior three fiscal years that exceeds the amount the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Additionally, the Company maintains a fault-based clawback policy applicable to officers at the level of senior vice president or higher. Under this policy, the Compensation Committee can seek to recover all or a portion of any cash or equity-based compensation that was provided to any current or former officer under the Company's annual or long-term incentive plans (whether or not such compensation has already been paid or vested), if the Compensation Committee determines that (i) the compensation was based on the Company having met or exceeded specific performance targets that were satisfied due to the covered officer engaging in fraud or intentional misconduct, including, but not limited to, conduct resulting in a significant restatement of the Company's financial results or (ii) the current or former officer engaged in any intentional misconduct that results in significant financial or reputational harm to the Company.

Equity Award Grant Practices

The Compensation Committee has followed a practice of granting annual equity awards, including annual awards of PSUs, stock options and RSAs granted to the NEOs, on April 1 each year. Interim equity grants, such as grants made to newly hired executives, are typically made on March 15, June 15, September 15 and December 15 each year. During fiscal 2025, the Compensation Committee did not consider material non-public information when determining the timing or terms of equity awards, and the Company did not time the disclosure of material non-public information for the purpose of affecting the value of any executive compensation awarded during the year.

The Compensation Committee did not grant stock options to any NEO in 2025 during the period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-K, Form 10-Q or Form 8-K that discloses material non-public information.

Trading in Company Securities

The Company has adopted an Insider Trading Policy that sets forth policies and procedures governing the purchase, sale and other transactions in the Company's securities by directors, officers, associates and certain other persons, and the Company has established procedures applicable to transactions by the Company itself, that the Company believes are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company.

Persons subject to the Insider Trading Policy are, among other provisions, prohibited from engaging in a transaction involving the Company's securities or "tipping" while aware of material non-public information about the Company. The Policy also prohibits short sales of Company common stock. The Policy limits trading in Company common stock, including stock held in an account under the Lowe's 401(k) Plan, by an executive and the executive's immediate family members who reside with the executive or whose transactions are subject to the executive's influence or control, to open window trading periods designated by the Company's Chief Legal Officer. All transactions by an executive officer or director involving common stock are to be pre-cleared by the Chief Legal Officer. A copy of our Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K filed with the SEC on March 23, 2026. In addition, the Company's anti-hedging policy prohibits all executive officers, directors and associates from engaging in any transaction involving the use of a security or other investment designed to hedge or offset any decrease in the market value of Company securities or, alternatively, to leverage the potential return of a predicted price movement (up or down) in Company securities. Executive officers, directors and certain designated associates are also prohibited from using common stock as collateral for any purpose, including in a margin account.

VI. Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management of the Company. Based on such review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2026.

Raul Alvarez, Chair
Scott H. Baxter
Navdeep Gupta
Mary Beth West

Compensation Tables

Summary Compensation Table

The following table and footnotes provide information regarding the compensation of the NEOs for the fiscal years shown.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1][2]	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Marvin R. Ellison	2025	1,544,231	—	12,480,467	4,262,895	3,232,693	61,603	21,581,889
Chairman, President and Chief	2024	1,494,231	—	11,975,052	3,750,291	2,935,865	9,474	20,164,912
Executive Officer	2023	1,450,000	—	11,193,496	3,591,228	1,826,130	101,418	18,162,272
Brandon J. Sink	2025	840,112	—	3,756,148	956,318	879,345	94,718	6,526,641
Executive Vice President,	2024	759,304	—	2,745,473	859,805	745,940	85,376	5,195,899
Chief Financial Officer	2023	718,577	—	2,505,076	803,703	452,488	69,913	4,549,757
Joseph M. McFarland III	2025	897,438	—	4,418,862	1,125,135	939,349	13,071	7,393,855
Executive Vice President, Stores	2024	875,815	—	3,504,080	1,097,388	860,401	13,829	6,351,513
	2023	857,704	—	3,321,989	1,065,757	540,096	8,384	5,793,930
William P. Boltz	2025	896,504	—	4,418,862	1,125,135	938,371	100,281	7,479,153
Executive Vice President,	2024	866,781	—	3,472,239	1,087,386	851,525	89,468	6,367,399
Merchandising	2023	840,650	—	3,259,415	1,045,694	529,357	68,323	5,743,439
Seemantini Godbole	2025	835,185	—	3,703,296	942,909	874,188	92,266	6,447,844
Executive Vice President, Chief	2024	809,988	—	2,922,985	915,323	795,733	87,384	5,531,414
Digital and Information Officer	2023	778,827	—	2,717,485	871,854	490,427	73,299	4,931,893

[1] The value of the stock and option awards presented in the table equals the grant date fair value of the awards for financial reporting purposes (excluding the effect of estimated forfeitures) computed in accordance with FASB ASC Topic 718. For financial reporting purposes, the Company determines the fair value of a stock or option award accounted for as an equity award on the grant date. The Company recognizes an expense for a stock or option award over the vesting period of the award. PSUs are expensed over the vesting period based on the probability of achieving the performance goal, with changes in expectations recognized as an adjustment in the period of the change. NEOs receive dividends on unvested shares of time-vested RSAs during the vesting period. Dividends are not paid or accrued on unearned PSUs. The right to receive dividends has been factored into the determination of the fair values used in the amounts presented above.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The assumptions used to calculate the April grant date fair value of the option awards granted in fiscal 2025 for Messrs. Ellison, Sink, McFarland and Boltz and Ms. Godbole are as follows: expected volatility of 31.36%, expected dividend yield of 1.80%, an assumed risk-free interest rate of 4.03% and expected term of seven years. The Company uses a Monte-Carlo simulation to determine the grant date fair value for PSU awards. The assumptions made in the valuation of the PSU awards granted in fiscal 2025 for Messrs. Ellison, Sink, McFarland and Boltz and Ms. Godbole are as follows: expected volatility of 25.43%, expected dividend yield of 1.97%, an assumed risk-free interest rate of 3.82% and expected term of 2.83. See Note 11, "Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 30, 2026 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used in calculating the grant date fair values.

[2] The amounts reported in this column include the sum of the grant date fair values of PSUs and RSAs. The 2025 PSUs will be earned based on the Company's achievement of a three-year average ROIC goal and a relative TSR modifier. The grant date values of the PSUs, assuming the maximum number of shares would be earned at the end of the three-year performance period, would have been: Mr. Ellison — $17,050,437; Mr. Sink — $3,825,127; Mr. McFarland — $4,500,012; Mr. Boltz — $4,500,012; and Ms. Godbole — $3,771,305.

[3] The amounts shown in this column reflect payments made under the Company's annual incentive plan, which paid out at 104.67% for NEOs as described in more detail on page 55.

Compensation Tables

(4) Company matching contributions to qualified and non-qualified deferred compensation plans and perquisites for the 2025 fiscal year are shown below:

Name	Company Matching Contributions to:		Personal Use of Corporate Aircraft ($)	Other ($)[i]	Total ($)
	401(k) Plan ($)	Benefit Restoration Plan ($)			
Mr. Ellison	—	—	40,929	20,674	61,603
Mr. Sink	12,624	60,312	—	21,782	94,718
Mr. McFarland III	—	—	—	13,071	13,071
Mr. Boltz	13,503	64,430	12,462	9,886	100,281
Ms. Godbole	13,585	59,024	—	19,657	92,266

All amounts presented in the table above, other than the amount for Messrs. Ellison's and Boltz's personal use of corporate aircraft, equal the actual cost to the Company of the particular benefit or perquisite provided. The amount presented for "Personal Use of Corporate Aircraft" is equal to the incremental cost to the Company of such use. Incremental cost includes fuel, landing and ramp fees and other variable costs directly attributable to personal use. Incremental cost does not include an allocable share of the fixed costs associated with the Company's ownership of the aircraft.

(i) Amounts presented for "Other" include tax and financial planning services, Company-encouraged physical examinations and individual disability insurance.

Grants of Plan-Based Awards

This table presents the potential annual incentive awards the NEOs were eligible to earn in fiscal 2025, as well as the stock options, RSAs and PSUs awarded to the NEOs in fiscal 2025 and the grant date fair value of those awards.

Name	Grant Date	Date of Committee Action	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Mr. Ellison												
Annual Incentive			1,544,231	3,088,462	6,176,923							
PSUs	4/1/2025	3/20/2025				13,661	36,431	72,862				8,217,741
Options	4/1/2025	3/20/2025								54,998	234.01	4,262,895
RSAs	4/1/2025	3/20/2025							18,216			4,262,726
Mr. Sink												
Annual Incentive			420,056	840,112	1,680,223							
PSUs	4/1/2025	3/20/2025				3,064	8,173	16,346				1,843,584
Options	4/1/2025	3/20/2025								12,338	234.01	956,318
RSAs	4/1/2025	3/20/2025							8,173			1,912,564
Mr. McFarland III												
Annual Incentive			448,719	897,438	1,794,877							
PSUs	4/1/2025	3/20/2025				3,605	9,615	19,230				2,168,856
Options	4/1/2025	3/20/2025								14,516	234.01	1,125,135
RSAs	4/1/2025	3/20/2025							9,615			2,250,006
Mr. Boltz												
Annual Incentive			448,252	896,504	1,793,008							
PSUs	4/1/2025	3/20/2025				3,605	9,615	19,230				2,168,856
Options	4/1/2025	3/20/2025								14,516	234.01	1,125,135
RSAs	4/1/2025	3/20/2025							9,615			2,250,006
Ms. Godbole												
Annual Incentive			417,592	835,185	1,670,369							
PSUs	4/1/2025	3/20/2025				3,021	8,058	16,116				1,817,643
Options	4/1/2025	3/20/2025								12,165	234.01	942,909
RSAs	4/1/2025	3/20/2025							8,058			1,885,653

[1] The NEOs are eligible to earn annual incentive compensation for each fiscal year based on the Company's achievement of performance measures established at the beginning of the fiscal year by the Compensation Committee. For the 2025 fiscal year ended January 30, 2026, the performance levels for the performance measures, the Company's actual performance and the amounts earned by the NEOs for the 2025 fiscal year are shown on page 55. The annual incentive amounts actually earned are reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 61.

[2] The PSUs reported in this column are earned based on the Company's average ROIC over a three-year performance period and a relative TSR modifier. The terms of the PSUs are described in more detail beginning on page 56.

[3] The time-vested RSAs vest on the third anniversary of the grant date or, if earlier, the date the NEO terminates employment due to death or disability or, in the case of Mr. Boltz, in the event of retirement with the approval of the Board. For the other NEOs who meet the retirement provisions of the applicable RSA grant agreements, their awards will vest upon retirement, but will not be transferred to the NEO until the original vesting date of the award. Retirement for this purpose is defined as the voluntary termination of employment with the approval of the Board at least six months after the grant date and on or after the date the NEO has satisfied an age and service requirement, provided the NEO has given the Board advance notice of such retirement. Mr. Boltz has satisfied the age and service requirement for retirement specified in his award agreement. Messrs. Ellison, Sink and McFarland and Ms. Godbole will satisfy the age and service requirement for retirement once their age in addition to years of service equals at least 70, provided the NEO is at least 55 years old. The NEOs receive cash dividends paid with respect to the RSA shares during the vesting period on the same terms as the other shareholders of the Company.

[4] All options have a 10-year term and an exercise price equal to the closing price of the common stock on the grant date. The options vest in three annual installments on each of the first three anniversaries of the grant date or, if earlier, the date the NEO terminates employment due to death or disability. The options granted to the NEOs will become exercisable in the event of retirement, as defined in the applicable grant agreement, in accordance with the original three-year vesting schedule and remain exercisable until their expiration dates.

[5] Amounts represent the grant date fair value of awards granted in fiscal 2025 for financial reporting purposes (excluding the effect of estimated forfeitures) computed in accordance with FASB ASC Topic 718.

Outstanding Equity Awards at Fiscal Year-End

This table presents information about unearned or unvested stock and option awards held by the NEOs on January 30, 2026.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[2]
Mr. Ellison	166,240	—	94.87	7/2/2028	51,388	13,723,679	137,148	36,626,745
	82,460	—	108.93	4/1/2029				
	120,014	—	80.42	4/1/2030				
	51,691	—	191.32	4/1/2031				
	51,976	—	202.40	4/1/2032				
	36,992	18,496 [4]	199.97	4/1/2033				
	14,749	29,497 [5]	249.28	4/1/2034				
	—	54,998 [6]	234.01	4/1/2035				
Mr. Sink	1,798	—	191.32	4/1/2031	15,679	4,187,234	30,952	8,266,041
	1,740	—	202.40	4/1/2032				
	18,009	—	179.01	6/15/2032				
	8,279	4,139 [4]	199.97	4/1/2033				
	3,382	6,762 [5]	249.28	4/1/2034				
	—	12,338 [6]	234.01	4/1/2035				
Mr. McFarland III	30,190	—	108.93	4/1/2029	19,397	5,180,163	38,141	10,185,935
	41,988	—	80.42	4/1/2030				
	16,179	—	191.32	4/1/2031				
	15,857	—	202.40	4/1/2032				
	10,978	5,489 [4]	199.97	4/1/2033				
	4,316	8,631 [5]	249.28	4/1/2034				
	—	14,516 [6]	234.01	4/1/2035				
Mr. Boltz	15,421	—	191.32	4/1/2031	19,256	5,142,507	37,900	10,121,574
	15,410	—	202.40	4/1/2032				
	10,772	5,385 [4]	199.97	4/1/2033				
	4,277	8,552 [5]	249.28	4/1/2034				
	—	14,516 [6]	234.01	4/1/2035				
Ms. Godbole	12,270	—	191.32	4/1/2031	16,131	4,307,945	31,776	8,486,099
	14,275	—	202.40	4/1/2032				
	8,981	4,490 [4]	199.97	4/1/2033				
	3,600	7,199 [5]	249.28	4/1/2034				
	—	12,165 [6]	234.01	4/1/2035				

[1] The unvested RSAs vest as follows:

	4/1/2026	4/1/2027	4/1/2028	Total
Mr. Ellison	18,128	15,044	18,216	51,388
Mr. Sink	4,057	3,449	8,173	15,679
Mr. McFarland III	5,380	4,402	9,615	19,397
Mr. Boltz	5,279	4,362	9,615	19,256
Ms. Godbole	4,401	3,672	8,058	16,131

[2] Amount is based on the closing market price of the Company's common stock on January 30, 2026 of $267.06.

(3) The number of unearned PSUs reported in this column is calculated in accordance with SEC requirements and is based on our actual performance results for the 2023, 2024 and 2025 PSUs through the end of fiscal 2025 under the applicable performance measures and assuming that the payout will occur at the next highest level (threshold, target or maximum) relative to actual performance results.

(4) These options vest on April 1, 2026.

(5) These options vest in two annual installments on April 1, 2026 and April 1, 2027.

(6) These options vest in three annual installments on April 1, 2026, April 1, 2027 and April 1, 2028.

Option Exercises and Stock Vested at Fiscal Year-End

This table presents information about stock options exercised by the NEOs and the number and the value of the NEOs' stock awards that vested during the 2025 fiscal year.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mr. Ellison	—	—	43,187	10,106,190
Mr. Sink	3,128	516,176	7,164	1,580,009
Mr. McFarland III	43,810	6,945,033	13,176	3,083,316
Mr. Boltz	—	—	12,804	2,996,264
Ms. Godbole	—	—	11,862	2,775,827

Non-Qualified Deferred Compensation

The Company sponsors two non-qualified deferred compensation plans for the benefit of senior management employees: the BRP and the Cash Deferral Plan (the "**CDP**").

Benefit Restoration Plan

The BRP allows a senior management employee to defer receipt of the difference between (i) 6% of the sum of base salary and annual incentive plan compensation and (ii) the amount the employee is allowed to contribute to the Company's tax-qualified 401(k) Plan. The deferred amounts are credited to the employee's BRP account. The Company makes matching contributions to the employee's BRP account under the same matching contribution formula that applies to employee contributions to the 401(k) Plan. An employee's account under the BRP is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the BRP after February 1, 2003 be deemed to be invested in common stock. An employee may elect to change the investment of the employee's BRP account as frequently as each business day. An employee's account under the BRP will be paid to the employee within 90 days of a Section 409A "separation from service," unless later distribution is required for a "specified employee" under Code Section 409A.

Cash Deferral Plan

The CDP allows a senior management employee to elect to defer receipt of up to 80% of his or her base salary, annual incentive plan compensation and certain other bonuses. The deferred amounts are credited to the employee's CDP account. The Company does not make any contributions to the CDP. An employee's CDP account is deemed to be invested in accordance with the employee's election in one or more of the investment options available under the 401(k) Plan, except an employee may not elect to have any amounts deferred under the CDP after February 1, 2003 be deemed to be invested in common stock. An employee may elect to change the investment of the employee's CDP account as frequently as each business day. An employee's account under the CDP may be paid within 90 days of a Section 409A "separation from service," unless a future distribution election was made or is required for a "specified employee" under Code Section 409A.

The following table presents information about the amounts deferred by the NEOs under the Company's two deferred compensation plans.

Name	Plan Name	Executive Contributions in Last FY ($)[1]	Company Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[4]
Mr. Ellison	BRP	—	—	—	—	—
	CDP	—	—	—	—	—
Mr. Sink	BRP	81,624	60,312	110,092	—	809,016
	CDP	554,563	—	224,001	—	1,732,007
Mr. McFarland III	BRP	—	—	—	—	—
	CDP	—	—	—	—	—
Mr. Boltz	BRP	80,220	64,430	119,071	—	1,068,204
	CDP	—	—	—	—	—
Ms. Godbole	BRP	71,450	59,024	116,737	—	1,064,066
	CDP	1,025,061	—	772,980	—	5,740,135

[1] The amounts presented in this column are elective deferrals made by the NEOs from base salary paid during the 2025 fiscal year and annual incentive awards paid to the NEOs in March 2026 for the 2025 fiscal year. Of the amounts presented in this column, the following amounts have been reported in the "Salary" column for 2025 of the Summary Compensation Table: Mr. Sink – $28,863, Mr. Boltz – $23,917 and Ms. Godbole – $18,998.

[2] The amounts presented in this column are matching contributions made by the Company with respect to deferrals from base salary paid to the NEOs during the 2025 fiscal year and annual incentive awards paid to the NEOs in March 2026 for the 2025 fiscal year.

[3] None of the earnings credited under the two deferred compensation plans are considered above-market earnings in accordance with SEC requirements. Accordingly, none of the amounts presented in this column have been included in the Summary Compensation Table for this or any previous annual meeting.

[4] Of the amounts presented in this column, the following amounts have been reported in the Summary Compensation Table for all prior years starting with 2006 when the compensation disclosure rules were revised to include the current form of the Summary Compensation Table: Mr. Sink – $196,772 under the BRP, Mr. Boltz – $322,547 under the BRP and Ms. Godbole – $368,863 under the BRP.

Potential Payments Upon Termination or Change-in-Control

The Company has entered into Change-in-Control Agreements with each NEO and certain other senior officers of the Company. The agreements provide for certain benefits if the Company experiences a change-in-control followed by termination of the executive's employment within 24 months following such change-in-control:

- By the Company's successor without Cause, which means continued and willful failure to perform duties or conduct demonstrably and materially injurious to the Company or its affiliates; or

- By the executive for Good Reason, including a downgrading of the executive's position or duties or a change in compensation or geographic work location.

The following describes the material provisions of the Change-in-Control Agreements that we have entered into with our NEOs. All of the agreements automatically expire on the second anniversary of a change-in-control notwithstanding the length of the terms remaining on the date of the change-in-control.

Accrued Obligations	The NEO receives the sum of (1) the NEO's annual base salary through date of separation and (2) any accrued vacation pay to the extent not paid (if applicable).
Severance Benefit	The NEO receives 2.99 times the sum of the present value of the NEO's annual base salary, annual incentive compensation (as calculated pursuant to the agreement) and welfare insurance costs.
No Tax Gross-Up	There are no effective provisions for an excise tax gross-up. Instead, change-in-control payments will be subject to a provision, whereby the NEO will receive either the original amount of the payment or a reduced amount, depending on which amount will provide them a greater after-tax benefit.
Legal Fees	All legal fees and expenses reasonably incurred by the NEO in enforcing the agreement will be paid by the Company.
Restrictive Covenants	The Change-in-Control Agreements include restrictive covenants including, but not limited to, a covenant not to compete against the Company for the longer of (1) two years following termination of employment and (2) the period from the termination of employment through the last date of vesting for any non-vested equity awards held by the NEO and a covenant not to solicit Company employees or Company vendors or suppliers for two years following termination of employment.

The Company's 2006 Long Term Incentive Plan, as amended and restated (the "**Long Term Incentive Plan**") provides that, if within one year after a change-in-control, an executive's employment is terminated by the Company without Cause or by the executive for Good Reason (as defined in the Change-in-Control Agreement), then all outstanding stock options will become fully exercisable and all outstanding RSAs will become fully vested. In the event of a change-in-control of the Company, the performance periods for all outstanding PSUs will terminate as of the end of the fiscal quarter preceding the change-in-control, and the PSUs will be earned based on Company performance through such date, regardless of whether the executive's employment is terminated. Under the terms of stock option, RSA and PSU award agreements, the executive is subject to a covenant not to compete against the Company for 24 months following termination of employment and, in the event of a breach, will forfeit awards or be required to repay the Company certain amounts with respect to awards.

Executive Vice Presidents covered by the Severance Plan who experience a Qualified Termination (as defined in the Severance Plan) are, subject to the terms of the Severance Plan, eligible to receive a benefit consisting of (i) cash severance equal to two times the sum of their annual base salary and target annual bonus to be paid in installments over 24 months in accordance with the Company's normal payroll practices, (ii) continued participation in the employee health care plan maintained by the Company upon the same terms and conditions in effect for active employees until the earlier of the 12-month anniversary of the termination date or the date the Executive Vice President becomes covered under another employer's health care plan and (iii) up to one year of Company-paid outplacement services.

In the event Mr. Ellison's employment with the Company is terminated involuntarily other than for Cause (as defined in his offer letter), and subject to the terms of his offer letter, Mr. Ellison is entitled to receive severance payments equal to two times the sum of his annual base salary and target annual bonus to be paid over 24 months in accordance with the Company's normal payroll practices. Mr. Ellison is not covered by the Severance Plan.

Compensation Tables

The following table shows the amounts payable to the NEOs in the event their employment terminated at the end of the 2025 fiscal year due to their resignation, death, disability or retirement and the amounts payable under the Severance Plan, the Change-in-Control Agreements and the Long Term Incentive Plan if a change-in-control of the Company had occurred at the end of the 2025 fiscal year and/or the NEOs' employment was terminated by the Company without Cause or by the NEO for Good Reason (in each case, as defined in the Change-in-Control Agreements) on January 30, 2026.

Name and Benefit	Voluntary Resignation ($)	Death ($)	Disability ($)	Retirement ($)[1]	Qualified Termination ($)[2]	Change-in-Control ($)	Change-in-Control and Qualifying Termination ($)
Mr. Ellison							
Severance[3]	—	—	—	—	9,300,000	—	13,049,318
Stock Options[4]	—	3,583,037	3,583,037	—	—	—	3,583,037
Restricted Stock Awards[4]	—	13,723,679	13,723,679	—	—	—	13,723,679
Performance Share Units[5]	—	17,726,642	17,726,642	—	—	17,726,642	17,726,642
Welfare Benefits[6]	—	—	—	—	—	—	101,698
Total	—	35,033,358	35,033,358	—	9,300,000	17,726,642	48,184,374
Mr. Sink							
Severance[3]	—	—	—	—	3,400,000	—	4,772,602
Stock Options[4]	—	805,685	805,685	—	—	—	805,685
Restricted Stock Awards[4]	—	4,187,234	4,187,234	—	—	—	4,187,234
Performance Share Units[5]	—	4,006,434	4,006,434	—	—	4,006,434	4,006,434
Welfare Benefits[6]	—	—	—	—	26,162	—	86,050
Total	—	8,999,353	8,999,353	—	3,426,162	4,006,434	13,858,005
Mr. McFarland III							
Severance[3]	—	—	—	—	3,600,000	—	5,053,343
Stock Options[4]	—	1,001,470	1,001,470	—	—	—	1,001,470
Restricted Stock Awards[4]	—	5,180,163	5,180,163	—	—	—	5,180,163
Performance Share Units[5]	—	4,851,412	4,851,412	—	—	4,851,412	4,851,412
Welfare Benefits[6]	—	—	—	—	18,505	—	68,949
Total	—	11,033,045	11,033,045	—	3,618,505	4,851,412	16,155,337
Mr. Boltz							
Severance[3]	—	—	—	—	3,600,000	—	5,053,343
Stock Options[4]	—	993,088	993,088	993,088	—	—	993,088
Restricted Stock Awards[4]	—	5,142,507	5,142,507	5,142,507	—	—	5,142,507
Performance Share Units[5]	—	4,835,388	4,835,388	4,835,388	—	4,835,388	4,835,388
Welfare Benefits[6]	—	—	—	—	29,909	—	106,077
Total	—	10,970,983	10,970,983	10,970,983	3,629,909	4,835,388	16,130,403
Ms. Godbole							
Severance[3]	—	—	—	—	3,352,000	—	4,705,224
Stock Options[4]	—	831,286	831,286	—	—	—	831,286
Restricted Stock Awards[4]	—	4,307,945	4,307,945	—	—	—	4,307,945
Performance Share Units[5]	—	4,059,045	4,059,045	—	—	4,059,045	4,059,045
Welfare Benefits[6]	—	—	—	—	26,162	—	91,633
Total	—	9,198,276	9,198,276	—	3,378,162	4,059,045	13,995,133

[1] Mr. Boltz is the only NEO who was eligible for retirement as of the end of the fiscal year 2025.

[2] For Mr. Ellison, this represents an involuntary termination of employment other than for Cause (as defined in his offer letter) and for each other NEO this represents a Qualified Termination under the Severance Plan.

[3] The amounts presented are payable as follows: (i) in the case of a Qualified Termination, in equal installments in accordance with the Company's payroll practices for 24 months and (ii) in the case of a Change-in-Control and Qualified Termination, in cash in a lump sum.

[4] The amounts presented for the stock options and RSAs are equal to the values of the unvested in-the-money stock options and the RSAs that would become vested based on the closing market price of the common stock on January 30, 2026 of $267.06.

(5) The amounts presented for the PSUs are the value for the 2023, 2024 and 2025 PSU awards that would be earned assuming estimated performance through January 30, 2026, and based on the closing market price of the common stock on January 30, 2026 of $267.06.

(6) The costs for Welfare Benefits include the Company costs for continuing coverage in the case of a Qualified Termination over a period of 12 months, as well as the Company costs for outplacement of all NEOs except Mr. Ellison. In the case of a Change-in-Control and Qualified Termination, these amounts include costs to the Company and to the NEO and would be paid as a cash lump sum. Welfare Benefits costs in the case of death and disability are consistent with Company offerings for all employees.

CEO Pay Ratio

As required by Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the annual total compensation, calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K ("**Annual Total Compensation**"), of our median-paid associate and the Annual Total Compensation of our Chairman, President and Chief Executive Officer, Marvin R. Ellison.

- For 2025, the Annual Total Compensation for Mr. Ellison, as reported in the Summary Compensation Table on page 61, was $21,581,889.

- The Annual Total Compensation for 2025 for our median-paid associate, excluding Mr. Ellison, was $37,371.

- Based on this information, for fiscal 2025, the ratio of the Annual Total Compensation of Mr. Ellison to the Annual Total Compensation of our median associate, a full-time hourly employee in the United States, was 578 to 1.

The SEC rules for identifying the median-compensated associate and calculating the pay ratio based on that associate's Annual Total Compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and employment and compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employee populations and employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify our median-compensated associate for 2025, in accordance with SEC rules we used the following methodology, material assumptions, adjustments and estimates:

- We determined our employee population as of December 31, 2025, which was within the last three months of fiscal 2025 as required by the SEC rules. As of this date, we employed a total of approximately 266,000 associates, including those employed on a full-time, part-time or temporary basis, of which approximately 5,200 were employed outside of the United States. In calculating the pay ratio, under the de minimis exception we excluded our associates in: India (5,029), China (129), Costa Rica (27), Vietnam (10), and Taiwan (2), or 2.0% of our total global workforce. During fiscal year 2025, we completed the acquisitions of ADG and FBM. In accordance with Item 402(u)(4) of Regulation S-K, we excluded employees who joined the Company in connection with these acquisitions from the employee population used to identify the median-compensated associate and calculate the CEO pay ratio for fiscal year 2025. As of the acquisition dates, the excluded population consisted of approximately 11,000 employees in aggregate.

- We compared 2025 W-2 wages of our employee population, annualizing pay for newly hired, non-seasonal associates, as our consistently applied compensation measure (the "**Estimated Compensation**"). Based on the Estimated Compensation of each associate, we then identified the median-compensated associate.

- We then calculated the Annual Total Compensation of the median-compensated associate using the same methodology used for calculating Mr. Ellison's Annual Total Compensation.

Pay Versus Performance Table

The following table provides a summary of compensation actually paid, as defined under SEC rules, to the principal executive officer (the "**CEO**"), the average compensation actually paid to the other non-CEO NEOs (the "**Other NEOs**"), cumulative TSR for both the Company and the Pay Versus Performance Table peer group (the S&P Retailing Industry Group Index (the **"S&P Retail Index"**), consistent with Item 201(e) of Regulation S-K), net income and the Company-selected financial measure of operating income (as adjusted) for fiscal years 2025, 2024, 2023, 2022 and 2021.

Year	Summary Compensation Table Total for CEO ($)	Compensation Actually Paid to CEO ($)	Average Summary Compensation Table Total for Other NEOs ($)	Average Compensation Actually Paid to Other NEOs ($)	Value of Initial Fixed $100 Investment Based on: TSR ($)	Value of Initial Fixed $100 Investment Based on: Peer Group TSR ($)	Net Income ($ in millions)	Company-Selected Financial Measure: Operating Income (as adjusted) ($ in millions)
	(1)	(2)	(3)	(4)	(5)	(6)		(7)
2025	21,581,889	24,847,325	6,961,873	7,805,046	175.63	164.12	6,654	10,327
2024	20,164,912	26,169,758	5,861,556	7,371,080	167.67	161.20	6,957	10,289
2023	18,162,272	6,164,094	7,057,240	4,548,064	138.95	123.16	7,726	11,494
2022	17,472,005	13,650,690	4,975,514	(2,118,508)	133.91	89.60	6,437	12,660
2021	17,871,716	61,282,315	5,954,773	21,264,668	142.82	105.90	8,442	12,093

(1) Mr. Ellison has served as CEO for all years reported. The amount in this column is "Total" compensation for the CEO as reported in the Summary Compensation Table for the applicable fiscal year.

(2) Compensation actually paid to the CEO is defined by the SEC to include not only actual take-home pay for the reported year, but also to include changes in the accounting fair value of vested and unvested equity awards. The equity-related values of compensation actually paid do not reflect compensation actually earned, realized or received by the NEOs. Equity award fair values were calculated at the applicable measurement date in accordance with FASB ASC Topic 718, and for outstanding PSU awards, reflect trending performance through fiscal year-end. See Note 11, "Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 30, 2026 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used in calculating the grant date fair value. A reconciliation between Summary Compensation Table Total Compensation and Compensation Actually Paid is set forth in the CEO Compensation Actually Paid table below. The reconciliations for prior fiscal years are included in the Pay Versus Performance section of the proxy statements for our 2023, 2024 and 2025 Annual Meeting of Shareholders.

CEO Compensation Actually Paid	2025 ($)
Summary Compensation Table — Total Compensation (a)	21,581,889
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(16,743,362)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year (a)	22,512,189
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(499,778)
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(2,241,696)
+ Dividends Paid During Fiscal Year on Unvested Stock Awards	238,083
= CEO Compensation Actually Paid (b)	24,847,325

(a) None of the awards granted during the reported year vested in the year of grant.

(b) The CEO was not eligible for any pension benefits.

(3) The amount reported in this column is the average of "Total" compensation for the Other NEOs, as reported in the Summary Compensation Table for the applicable fiscal year. The names of the Other NEOs included for these purposes in each applicable year are as follows:

Fiscal Year	Other NEOs
2025	Brandon J. Sink, Joseph M. McFarland III, William P. Boltz and Seemantini Godbole
2024	Brandon J. Sink, Joseph M. McFarland III, William P. Boltz and Seemantini Godbole
2023	Brandon J. Sink, Joseph M. McFarland III, William P. Boltz and Juliette W. Pryor
2022	David M. Denton (who resigned as the Company's Executive Vice President, Chief Financial Officer, effective April 30, 2022), Brandon J. Sink (who replaced Mr. Denton as Executive Vice President, Chief Financial Officer, effective April 30, 2022), Joseph M. McFarland III, William P. Boltz and Seemantini Godbole
2021	David M. Denton, Joseph M. McFarland III, William P. Boltz and Seemantini Godbole

(4) Equity award fair values were calculated at the applicable measurement date in accordance with FASB ASC Topic 718, and, for outstanding PSU awards, reflect trending performance through fiscal year-end. See Note 11, "Share-Based Payments," to the Company's consolidated financial statements in its Annual Report on Form 10-K for the fiscal year ended January 30, 2026 for additional information about the Company's accounting for share-based compensation arrangements, including the assumptions used in calculating the grant date fair values. A reconciliation between Summary Compensation Table Total Compensation and Compensation Actually Paid is set forth in the Other NEO Average Compensation Actually Paid table below. The reconciliations for prior fiscal years are included in the Pay Versus Performance section of the proxy statements for our 2023, 2024 and 2025 Annual Meeting of Shareholders.

Other NEO Average Compensation Actually Paid	2025 ($)
Summary Compensation Table — Total Compensation	6,961,873
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	(5,111,666)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year (a)	6,661,974
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	(131,897)
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years for Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	(655,127)
+ Dividends Paid During Fiscal Year on Unvested Stock Awards	79,889
= Other NEO Compensation Actually Paid (b)	7,805,046

(a) None of the awards granted during the reported year vested in the year of grant.

(b) The Other NEOs were not eligible for any pension benefits.

(5) Company TSR reflects the year-end value assuming $100 was invested in Company stock at the market closing price on the last trading day of fiscal 2020, determined consistent with reporting requirements under Item 201(e) of Regulation S-K. Source: Bloomberg Total Return Analysis. For the relevant reporting year cumulative TSR performance reflects the periods as follows: 2025, fiscal years 2021-2025; 2024, fiscal years 2021-2024; 2023, fiscal years 2021-2023; 2022, fiscal years 2021-2022; 2021, fiscal year 2021.

(6) Peer group TSR reflects the year-end value assuming $100 was invested in the S&P Retail Index at the market closing price on the last trading day of fiscal 2020, consistent with reporting requirements under Item 201(e) of Regulation S-K. For the relevant reporting year cumulative TSR performance reflects the periods as follows: 2025, fiscal years 2021-2025; 2024, fiscal years 2021-2024; 2023, fiscal years 2021-2023; 2022, fiscal years 2021-2022; 2021, fiscal year 2021.

(7) Operating income for fiscal 2025 was adjusted for purposes of calculating annual incentive awards to adjust for $105 million in unbudgeted acquisition-related costs related to the ADG and FBM acquisitions as described on page 54. Operating income for fiscal 2024, 2023 and 2022 was adjusted for purposes of calculating annual incentive awards to exclude impacts associated with the Company's sale of its Canadian retail business. The Compensation Committee did not make any adjustments to GAAP operating income under the annual incentive awards for fiscal year 2021.

Most Important Performance Measures

Sales
Operating Income (as adjusted)
Inventory Turnover
Pro Sales Growth
3-year average ROIC
3-year relative TSR vs. S&P 500 companies

Relationship Between Compensation Actually Paid and Performance Measures in Table

A significant portion of our executive compensation program is performance-based with a balanced focus on top- and bottom-line growth and strategic initiatives. The Company's most important performance metrics incentivize our executives to focus on operational objectives that are expected to drive shareholder value, which impacts the value of equity awards granted to and held by our executives.

Below are graphs showing the relationship of CEO and Other NEO compensation actually paid amounts to (i) the Company's TSR and the S&P Retail Index TSR, (ii) the Company's net income and (iii) the Company's operating income (as adjusted).

Compensation Actually Paid ("CAP") vs. TSR



CAP vs. Net Income



CAP vs. Operating Income (as Adjusted)



For information concerning the Company's compensation philosophy and how the Company aligns executive compensation with financial performance, refer to the Compensation Discussion & Analysis section of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

Raul Alvarez, David H. Batchelder, Scott H. Baxter, Navdeep Gupta and Mary Beth West served on the Compensation Committee in fiscal 2025. None of the directors who served on the Compensation Committee in fiscal 2025 has ever served as one of the Company's officers or employees or had any relationship with the Company or any of its subsidiaries during fiscal 2025 pursuant to which disclosure would be required under the SEC rules pertaining to the disclosure of transactions with related persons. During fiscal 2025, none of the Company's executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer of such other entity served on the Company's Board or the Compensation Committee.

Equity Compensation Plan Information

The following table provides information as of January 30, 2026 with respect to stock options and stock unit awards outstanding and shares available for future awards under all of Lowe's equity compensation plans.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)[1]	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)[1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (#)[2]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	3,088,036	161.38	39,232,528 [3]
Equity compensation plans not approved by security holders	—	—	—
Total	3,088,036	161.38	39,232,528 [3]

[1] Column (a) contains information regarding stock options, PSUs, deferred stock units and restricted stock units only; there are no warrants or stock appreciation rights outstanding. As of January 30, 2026, there were 449,416 PSUs outstanding. Column (a) includes 898,832 PSUs, which is equal to the maximum number of PSUs that would be earned if the maximum performance goals were achieved. The weighted-average exercise price shown in column (b) does not take into account PSUs, deferred stock units or restricted stock units because they are granted outright and do not have an exercise price.

[2] In accordance with SEC rules, this column does not include shares available under the Lowe's 401(k) Plan.

[3] Includes the following:

- 22,390,178 shares available for grants of stock options, stock appreciation rights, stock awards, performance shares, PSUs, deferred stock units and restricted stock units to key employees and non-employee directors under the Company's Long Term Incentive Plan. Stock options granted under the Long Term Incentive Plan have terms of ten years, with one-third of each grant vesting each year for three years and are assigned an exercise price equal to the closing market price of a share of common stock on the date of grant. No awards may be granted under the Long Term Incentive Plan after 2032.

- 16,842,350 shares available for issuance under the Lowe's Companies, Inc. 2020 Employee Stock Purchase Plan. Eligible employees may purchase shares of common stock through after-tax payroll deductions. The purchase price of this stock is equal to 85% of the closing price on the date of purchase for each semi-annual stock purchase period.

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm for Fiscal 2026

We are asking our shareholders to ratify the appointment of Deloitte & Touche LLP as Lowe's independent registered public accounting firm for fiscal 2026.

The Audit Committee of the Board is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm for fiscal 2026.

Deloitte & Touche LLP has served as the Company's independent registered public accounting firm since 1982 and is considered by management to be well qualified. From 1962 to 1981, predecessor accounting firms that were ultimately acquired by Deloitte & Touche LLP served as the independent auditors of the Company. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead engagement partner, the Chair of the Audit Committee is involved in the selection of Deloitte & Touche LLP's new lead engagement partner. A new lead engagement partner was most recently selected commencing in fiscal 2025.

The Audit Committee conducts a comprehensive annual review process to select and retain the Company's independent registered public accounting firm. In connection with its annual review, the Audit Committee considered various factors as part of its assessment of the qualifications, performance and independence of Deloitte & Touche LLP and its selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026. The factors are grouped into the following categories:

- Quality of services,
- Sufficiency of resources,
- Communication and interaction, and
- Independence, objectivity and professional skepticism.

The Audit Committee and the Board believe that the continued retention of Deloitte & Touche LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

Although shareholder ratification of the Audit Committee's appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm is not required by the Company's Bylaws or otherwise, the Board is submitting the appointment of Deloitte & Touche LLP to the shareholders for ratification as a matter of good corporate governance. If the shareholders fail to ratify the appointment, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP as the Company's independent registered public accounting firm. In addition, even if the shareholders ratify the appointment of Deloitte & Touche LLP, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the fiscal year if the Audit Committee determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of Deloitte & Touche LLP are expected to participate in the Annual Meeting, where they will have the opportunity to make a statement if they desire to do so. They also are expected to be available to respond to appropriate questions.

 The Board of Directors unanimously recommends a vote **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026.

Audit Matters

Report of the Audit Committee

This report by the Audit Committee is required by the SEC rules. It is not to be deemed incorporated by reference by any general statement which incorporates by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "**Securities Act**"), or the Exchange Act, and it is not to be otherwise deemed filed under either such Act.

The Audit Committee has five members, all of whom are independent directors as defined by the Categorical Standards, Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3(b)(1)(ii) of the Exchange Act. Each member of the Audit Committee is "financially literate," as determined by the Board, in its business judgment, and qualified to review and assess financial statements. The Board of Directors has determined that more than one member of the Audit Committee qualifies as an "audit committee financial expert," as such term is defined by the SEC, and has designated Sandra B. Cochran, Chair of the Audit Committee, Brian C. Rogers, Bertram L. Scott and Colleen Taylor, each as an "audit committee financial expert."

The Audit Committee reviews the general scope of the Company's annual audit and the fees charged by the Company's independent registered public accounting firm, determines duties and responsibilities of the internal auditors, reviews financial statements and accounting principles being applied thereto and reviews audit results and other matters relating to internal control and compliance with the Company's Code of Business Conduct and Ethics.

In carrying out its responsibilities, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with management;

- Met periodically with the Company's head of Internal Audit and the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting;

- Discussed with the independent registered public accounting firm those matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "**PCAOB**") and the SEC;

- Received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence; and

- Reviewed and discussed with management and the independent registered public accounting firm management's report and the independent registered public accounting firm's report on the Company's internal control over financial reporting and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

Based on the reviews and discussions noted above and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2026.

Sandra B. Cochran, Chair
Laurie Z. Douglas
Brian C. Rogers
Bertram L. Scott
Colleen Taylor

Fees Paid to the Independent Registered Public Accounting Firm

The aggregate fees billed to the Company for each of the last two fiscal years by the Company's independent registered public accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, were:

	Fiscal 2024 ($)	Fiscal 2025 ($)
Audit Fees[1]	4,601,085	5,590,569
Audit-Related Fees[2]	102,029	146,342
Tax Fees[3]	15,670	657,605
All Other Fees[4]	9,096	9,096

[1] Audit Fees consist of fees billed by the independent registered public accounting firm for the respective year for professional services for the audit of the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K, review of the Company's consolidated financial statements included in the Company's Quarterly Reports on Form 10-Q and services provided by the independent registered public accounting firm in connection with the Company's statutory filings for the last two fiscal years. Audit fees also include fees for professional services rendered for the audit of the Company's internal control over financial reporting.

[2] Audit-Related Fees consist of fees billed by the independent registered public accounting firm for the respective year for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and consist primarily of audits of the Company's employee benefit plans and tax attestations related to certain of the Company's subsidiaries.

[3] Tax Fees consist of fees billed by the independent registered public accounting firm for the respective year for tax compliance, planning and advice.

[4] All Other Fees consist of fees billed by the independent registered public accounting firm in fiscal 2024 and 2025 for other training and subscriptions.

The Audit Committee has an established policy and procedures under which all audit and non-audit services performed by the Company's independent registered public accounting firm must be approved in advance by the Audit Committee in order to assure that the provision of such services does not impair the independence of the independent registered public accounting firm. The policy also provides that the Audit Committee may delegate pre-approval authority to the Chair of the Audit Committee as permitted by the Audit Committee's charter, provided that the Chair reports any such pre-approval decisions to the full Audit Committee at its next meeting. Any proposed services exceeding pre-approved fee levels require specific approval by the Audit Committee. The Audit Committee has pre-approved all audit and non-audit services provided in fiscal 2024 and fiscal 2025 in accordance with the Audit Committee's policy and procedures.

Proposal 4: Shareholder Proposal – Independent Board Chairman

John Chevedden has informed the Company that he intends to present the proposal set forth below for consideration at the Annual Meeting.

Proposal 4 — Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary including the Corporate Governance Guidelines in order that 2 separate people hold the office of the Chairman and the office of the CEO as soon as possible.

The Chairman of the Board shall be an Independent Director. An independent Lead Director shall not be a substitute for an independent Board Chairman.

The Board shall have the discretion to select an interim Chairman of the Board, who is not an Independent Director, to serve while the Board is required to seek an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition although it is better to adopt it now to obtain the maximum benefit.

An independent Board Chairman at all times improves corporate governance by bringing impartiality, objective oversight, and external expertise to board decisions, mitigating conflicts of interest, enhancing transparency, and boosting shareholder confidence.

An independent Board Chairman could also help Lowe's (LOW) deal with future headwinds like those that emerged in 2025:

Lowe's faced a challenging consumer environment, with shoppers pulling back on larger discretionary purchases (items over $500, such as appliances and large renovation projects) due to ongoing macroeconomic uncertainties, stubborn inflation, and elevated borrowing costs/mortgage rates. This has resulted in a decline in overall comparable sales and reduced in- store foot traffic.

Throughout the year, Lowe's adjusted its financial forecasts to reflect the ongoing uncertainty. As of November 2025, Lowe's narrowed its full-year 2025 comparable sales expectation to flat (compared to a previous range of flat up to 1%) and slightly trimmed its adjusted earnings per share (EPS) forecast.

While aiming to grow its Pro customer base, Lowe's major acquisitions of Artisan Design Group (ADG) and Foundation Building Materials (FBM) negatively impacted its consolidated adjusted operating margin in the near term. To manage debt related to these deals, Lowe's has also paused share repurchases until 2027.

Lowe's was ordered to pay $1 million to resolve a lawsuit in Los Angeles alleging it charged customers prices higher than the advertised price. Lowe's was also sued in a class-action alleging a false discount advertising scheme.


Please vote yes:
Independent Board Chairman — Proposal 4


Lowe's Board of Directors' Statement OPPOSING This Shareholder Proposal.

The Board has carefully considered this shareholder proposal and has determined that it is not in the best interests of our shareholders. We believe Lowe's current Board leadership structure, coupled with our strong corporate governance practices, which allow the Board to evaluate and determine the best structure based on the needs of the Company, best serves the Company and our shareholders.

We Believe Flexibility in Board Leadership Structure is More Suitable for the Company Than the Rigid Approach Set Forth in the Shareholder Proposal.

We believe that it is in the best interests of the Company and our shareholders for the Board to have the ability to continue to determine the most effective leadership structure for Lowe's, rather than take a rigid approach to Board leadership, as requested by the shareholder proposal.

The Board periodically considers whether the roles of Chairman and Chief Executive Officer should be combined or separated based upon the Company's needs, the directors' skills and experiences, the strengths, talents and bandwidth of senior management and other prevailing circumstances at any given time. On an annual basis, the Board formally reviews and makes a determination as to the appropriate leadership structure for the Company. The Board believes that it should not be constrained by a policy mandate when making decisions related to how the Board can most effectively operate, and that it should instead consider relevant circumstances to meet the business needs of the Company and composition of the Board, taking into account factors such as Lowe's strategic goals, the current operating and governance environment, the skill set of the independent directors, the dynamics of the Board and shareholder input.

Under the Company's governing documents, whenever the Chairman is not an independent director, the independent directors elect a Lead Independent Director. To further encourage regular refreshment and independent oversight, the Corporate Governance Guidelines specify a term limit of six years for the individual in the Lead Independent Director role. We believe that the Company and our shareholders benefit from maintaining the flexibility to implement an appropriate Board leadership structure while ensuring that there is strong independent leadership and oversight of the Board's operations.

We Believe the Board's Current Leadership Structure, the Process to Determine and Review the Leadership Structure, and a Strong Lead Independent Director Best Serves the Company and Our Shareholders.

Under our current Board leadership structure, Marvin R. Ellison serves as Chairman and Chief Executive Officer and Richard W. Dreiling serves as Lead Independent Director. The Board believes that at this time, this current structure is in the best interests of the Company and our shareholders as this structure enables Mr. Ellison to effectively manage the business and execute on our strategic priorities given his deep understanding of the Company's business, growth opportunities and challenges. At the same time, this structure empowers Mr. Dreiling to provide independent Board leadership and oversight with robust, well-defined leadership powers and responsibilities. As Chair of the Nominating and Governance Committee, Mr. Dreiling is especially well positioned to ensure the independence of director nominations, board evaluations and refreshment, and annual CEO performance reviews. The Board believes that Mr. Ellison's exceptional leadership and track record of success since his appointment as President and Chief Executive Officer in 2018 make him qualified to facilitate discussions of the Board, foster an important unity of leadership between the Board and management, speak on behalf of the Company with respect to business operations and promote alignment of the Company's strategy with its operational execution.

Our Board recognizes that circumstances may change such that a different structure may be warranted in the future to support the Company's needs. Prior to electing Mr. Ellison as Chairman, the Nominating and Governance Committee and the full Board discussed the relative benefits of combining the Chairman and Chief Executive Officer roles versus retaining the separate roles with an independent Chairman. After considering the Company's strategy and strategic goals, perspectives of our independent directors, views of our shareholders, peer company practices and governance trends,

the Board unanimously elected Mr. Ellison as Chairman in May 2021, and it has elected him unanimously every May thereafter. The Board plans to continue to review the Company's leadership structure and assess the needs of the Company at least annually.

Our Lead Independent Director is elected by the independent directors of the Board and has specifically enumerated roles and responsibilities, providing what the Board views as the same leadership, oversight and other benefits that would be provided by an independent Chairman. These roles and responsibilities include:

- Presiding at all meetings of the Board at which the Chairman/CEO is not present, including executive sessions of independent directors;

- Serving as a liaison between the Chairman/CEO and independent directors;

- Approving information sent to the Board;

- Approving meeting agendas for the Board;

- Approving meeting schedules for the Board to assure that there is sufficient time for discussion of all agenda items;

- Having the authority to call meetings of independent directors;

- Providing feedback from executive sessions of independent directors to the Chairman/CEO;

- Coordinating, with the Nominating and Governance Committee, the annual performance evaluation of the Chairman/CEO, the Board and each of its Committees and individual directors; and

- Facilitating effective communication between the Board and shareholders and being available for consultation and direct communication with major shareholders.

In addition, our Lead Independent Director generally attends each committee meeting and has regular one-on-one conversations with each of the independent directors as well as with the Chairman/CEO.

Lowe's Strong Corporate Governance Practices Provide Effective, Independent Board Oversight.

The Board believes that a commitment to strong and responsible corporate governance standards is an essential element of enhancing long-term shareholder value in a sustainable manner. In keeping with such commitment, Lowe's has adopted governance policies and practices that promote effective, independent Board oversight and provide shareholders with meaningful rights, including:

- Annual election of directors by a majority of votes cast in uncontested elections;

- 11 of 12 director nominees are independent, including our Lead Independent Director, and the five Board committees are comprised only of independent directors;

- Highly qualified and actively engaged Board with the relevant business experience and skills to oversee management, including on matters of corporate strategy, business initiatives, industry positioning and human capital management;

- Retirement policy (age of 75 or older at the expiration of his or her current term) for non-employee directors to promote thoughtful Board refreshment and to provide additional opportunities to maintain a balanced mix of perspectives and experience;

- Shareholders owning 15% of shares outstanding have the right to call a special meeting of shareholders;

- Shareholders have the right of proxy access;

- Robust year-round shareholder engagement process and opportunities for our shareholders to communicate directly with our Board;

- The independent directors meet in executive session at each of the regularly scheduled Board meetings and as necessary at other Board meetings led by the Lead Independent Director; and

- Robust and constructive Board and committee annual evaluation process, the results of which are leveraged to enhance Board and committee functioning as a strategic partner with management, as well as the ability to carry out its traditional monitoring and oversight function.

Consistent with its current practice, the Board plans to continue to regularly evaluate the future implementation of appropriate corporate governance measures that are tailored to the Company's evolving needs and not limited to the shareholder proposal's "one-size-fits all" approach.

Summary

The Board believes that the rigid approach to the Company's leadership structure requested by this shareholder proposal is not necessary and not in the best interest of our shareholders. Accordingly, the Board believes that adoption of this proposal is not advisable.

 The Board of Directors unanimously recommends a vote "**AGAINST**" this shareholder proposal.

PROPOSAL

5

Proposal 5: Shareholder Proposal – Report Describing How the Company Could Disclose its Plastic Packaging Footprint

As You Sow has informed the Company that they intend to present the proposal set forth below on behalf of the proponents for consideration at the Annual Meeting.

Proposal 5 — Plastics Report

WHEREAS: Without immediate and sustained new commitments to make packaging recyclable, reusable, or compostable, and reduce overall plastic use, annual flows of plastics to land, air, and water could more than double to 280 million metric tons per year by 2040. The authoritative study *Breaking the Plastic Wave 2025*, by Pew Charitable Trusts ("Pew Report"), concludes that half of the annual 130 million metrics tons of plastic pollution consists of packaging.[1]

Improved recycling coupled with reductions in use, materials redesign, and substitution could reduce plastic pollution from packaging by 97% by 2040, according to the Pew Report, with two-thirds of the reduction coming from innovative reuse applications.[2] Many governments and major brands have committed significant cuts in the use of virgin and single-use plastics.[3]

The growing plastic pollution crisis poses increasing risk to Lowe's. Corporations could face an annual financial risk of approximately $100 billion should governments require them to cover the waste management costs of the packaging they produce, a policy that is increasingly being enacted around the globe.[4] Lowe's sells many products packaged in polyvinyl chloride (PVC). Vinyl chloride, a chemical used to make PVC plastic, is a known carcinogen associated with liver, brain and lung cancers. PVC is not collected in curbside recycling programs and ends up in trash flows which are often incinerated, forming harmful dioxin emissions. The company has phased out most of the PVC packaging for its own private label products but has not set goals to reduce sales of other branded PVC packaging.

The company has taken initial steps to deal with plastic pollution by committing to making its private brand plastic packaging recyclable, reusable, or compostable by 2030. However, it has many suppliers who have not made such a commitment. Further, it has not disclosed its total plastic packaging footprint or set a goal for overall reduction of plastic packaging. Competitors Walmart and Target have disclosed their plastic usage and set plastics reduction goals. The Company does not state the amount of plastic packaging that is designed for recycling. Walmart states that 80% of its plastic packaging is designed for recycling.[5] Lowe's is also notably absent from participation in the largest pre-competitive corporate initiative to address plastic pollution, the New Plastics Economy Global Commitment.[6]

Reducing the Company's overall plastic packaging and disclosing its plastic footprint are necessary steps to combat the plastic pollution crisis. Our Company is overdue to act on this important issue.

RESOLVED: Shareholders request the Board issue a report, at reasonable expense and excluding proprietary information, describing how the Company could disclose its plastic packaging footprint and set overall plastic packaging reductions goals.

[1] https://www.pew.org/en/research-and-analysis/reports/2025/12/breaking-the-plastic-wave-2025

[2] Ibid.

[3] https://gc-data.emf.org/; https://www.asyousow.org/press-releases/2021/10/6/walmart-commits-plastic-reduction-goal

[4] https://www.weforum.org/agenda/2020/10/canada-bans-single-use-plastics;
https://www.packworld.com/news/sustainability/article/22419036/four-states-enact-packaging-epr-laws;
https://environment.ec.europa.eu/topics/plastics/single-use-plastics_en

[5] https://corporate.walmart.com/content/dam/corporate/documents/esgreport/2025/FY2025-Walmart-ESG-Report.pdf

[6] https://www.ellenmacarthurfoundation.org/global-commitment/overview

Lowe's Board of Directors' Statement OPPOSING This Shareholder Proposal.

The Board has carefully considered this shareholder proposal and has determined that it is not in the best interests of our shareholders. We believe that Lowe's current approach to our initiatives on plastic use and sustainability relate to, and advance, our business strategy, are cost-effective and best serve the interests of the Company and our shareholders.

The Company's Sustainability Practices are Subject to Comprehensive Oversight and Aligned With Our Strategy.

Our Board views oversight and effective management of environmental issues and related risks as important to the Company's ability to execute our strategy and achieve long-term sustainable growth. In addition to oversight by the full Board, the Board has also delegated more frequent and in-depth oversight of the Company's environmental and social strategy to the Sustainability Committee. As part of the Sustainability Committee's key functions, it assists the Board in discharging its responsibilities relating to oversight of the Company's sustainability strategies and initiatives and reviewing the Company's position on significant environmental issues; and reviews, discusses and provides feedback to management on the Company's programs, policies and practices pertaining to environmental responsibility to support the sustainable growth of the Company. The Sustainability Committee receives regular updates from our vice president of corporate sustainability.

We have two significant management bodies, the Sustainability Steering Committee, and the Sustainability Council that assist in assessing and managing risks and opportunities. The Sustainability Steering Committee is comprised of our Chief Legal Officer, Chief Human Resources Officer, Executive Vice President of Merchandising, and subject matter experts from across the Company and leads management's efforts to integrate corporate responsibility into our business, by reviewing identified environmental trends, issues, risks and concerns; reviewing Lowe's sustainability-related goals and strategies; monitoring performance against external sustainability indices; reviewing the annual Corporate Responsibility Report; and reviewing and providing recommendations on programs, policies and practices pertaining to environmental and social responsibility issues and impacts to support Lowe's sustainable growth. The Sustainability Council, comprised of cross-functional Lowe's stakeholders, is led by Lowe's vice president of corporate sustainability and helps identify and evaluate Lowe's climate-related risks and opportunities, monitors performance against external sustainability indices and public commitments and contributes to, and reviews, our Corporate Responsibility Report.

Our approach to oversight of the initiatives described in this proposal is part of a broader strategy to strengthen business resilience, improve operational efficiency, and reduce costs. Our goals and commitments span natural resources, product responsibility and supplier social and environmental practices. It is important to our Board and management that these decisions – and their reporting – be made in a holistic manner that also make sense for our business.

Lowe's Operates Several Initiatives Designed to Reduce Plastic Use and Improve Recovery.

Lowe's has explored and continues to explore ways to increase the use of recycled and renewable materials, to help to reduce waste and use less energy on sourcing and processing raw materials. Lowe's is working with our suppliers to design sustainable packaging that reduces our packaging footprint while also protecting the product from damage. As an example of this effort, Lowe's partners with How2Recycle, a project of the Sustainable Packaging Coalition, to create strategic, user-friendly product labels designed to empower customers to properly dispose of product packaging.

Lowe's maintains and reviews product and packaging responsibility and supplier sustainability metrics. These metrics are shared with merchandising leadership annually and are reviewed by our Sustainability Steering Committee.

As reported in each of our 2023 and 2024 Corporate Responsibility Reports, from 2022 through 2024, Lowe's diverted over 2.5 million pounds of plastic material from landfills through our partnership with the NexTrex recycling program, and Lowe's has a longstanding take-back program for plastic pots, tags and trays from our garden centers in partnership with local recycling facilities. Furthermore, Lowe's has set a number of goals related to our product sustainability initiatives, including aiming for all private brand packaging to be recyclable, reusable or compostable by 2030.

In addition, we reported that we reached a nearly 70% completion rate of our goal to exclude expanded polystyrene and polyvinyl chloride – two of the most mass-produced yet least recyclable materials – from our private brand packaging. Additional information about progress on these goals and commitments can be found in our annual Corporate Responsibility Report, along with additional information regarding our sustainability practices.

Lowe's Regularly Engages With Stakeholders on Sustainability Matters.

Lowe's regularly engages with shareholders on a variety of sustainability topics, which helps inform our programs. In the past, feedback received from shareholder outreach efforts has informed numerous sustainability-related actions, including our annual report released in compliance with the TCFD, our greenhouse gas emissions net-zero goal for scope 1, 2 and 3 emissions by 2050, and a double materiality assessment conducted in 2024 to define and prioritize key sustainability topics from an impact and financial perspective. In addition, Lowe's collaborates with associates, suppliers, customers, local communities, industry associations, government entities, academia and nongovernmental organizations to gather views on sustainability and related efforts. Collectively the input from stakeholders, results of our double materiality assessment and consideration of our business strategy have informed our plastic packaging goals and approach.

Lowe's Sustainability Initiatives Are Already Backed by Data, Rendering an Additional Report Unnecessary.

Lowe's makes available substantial amounts of data related to our various sustainability initiatives. For example, we publish sustainability data across three widely recognized reporting frameworks (CDP, GRI and SASB), we issue an annual report in alignment with Task Force on Climate-related Financial Disclosures (TCFD) standards and our annual Corporate Responsibility Report includes a detailed breakdown of waste generated by year.

Preparing a separate, stand-alone report with new, portfolio-wide reduction goals and additional footprint metrics would require incremental resources that are better directed to executing our existing sustainability initiatives, which include input from cumulative and ongoing engagement with shareholders and other stakeholders.

Summary

Given the Company's existing work to reduce our environmental impact, including our existing goals, policies and practices related to plastics packaging, as well as disclosures relating to these matters, the Board does not believe the requested report would provide a material benefit to shareholders relative to its costs and potential operational constraints and would not be a good use of resources. Accordingly, while Lowe's welcomes continued engagement with shareholders on these issues, the Board believes that adoption of this proposal would not be a good use of resources and is not advisable in light of our existing practices.

 The Board of Directors unanimously recommends a vote "**AGAINST**" this shareholder proposal.



Proposal 6: Shareholder Proposal – Report on Risks of Sharing Customer Data with Third Parties

AFL-CIO Reserve Fund has informed the Company that they intend to present the proposal set forth below for consideration at the Annual Meeting.

Proposal 6 — Data Privacy Report

RESOLVED: Shareholders of Lowe's Companies, Inc. (the "Company") request that the Board of Directors issue a report, at reasonable cost and omitting confidential, privileged, and proprietary information, assessing risks to customers' data privacy rights arising from the Company's sharing of sensitive customer data with third parties, and describing any strategies beyond legal compliance the Company may deploy to mitigate those risks.

SUPPORTING STATEMENT

Our Company collects sensitive personal information about its customers and visitors such as precise geolocation, race, and ethnicity information and this information may be disclosed "as we deem appropriate or necessary in response to requests by government agencies, such as law enforcement authorities."[1] Our Company also discloses that it may use Automated License Plate Recognition systems when permitted by law, and that this collected vehicle license plate data may be shared with "law enforcement upon appropriate request and solely in connection with criminal investigations."[2]

We are concerned that our Company's collection of sensitive personal information and license plate data may be used by law enforcement in ways that potentially could violate the civil liberties and data privacy expectations of our Company's customers. Civil rights advocates have raised concerns about the widespread collection and use of license plate data by law enforcement agencies.[3] For example, the United States ("U.S.") Border Patrol reportedly has a program to monitor drivers to identify and detain people whose travel patterns it deems suspicious.[4]

We also believe that our Company faces reputational risks associated with federal immigration raids that may be conducted on or near our Company's premises. In May 2025, U.S. Homeland Security Advisor Stephen Miller reportedly directed Immigration and Custom Enforcement officials to target its raids at Home Depot and other retail stores where day laborers typically gather for hire.[5] In December 2025, border patrol agents reportedly detained immigrant day laborers at one of our Company's stores in New Orleans.[6]

While we strongly agree that our Company must comply with all lawful subpoenas for data on our Company's customers, we also believe that our Company's data collection and data sharing policies should be focused on serving the needs of our Company's customers. By publishing a report as requested by this proposal, our Company can assure its customers and shareholders that the Company has appropriately sought to address these data privacy risks.

(1) Lowes Companies, "Lowe's U.S. Privacy Statement," December 10, 2025, https://www.lowes.com/l/about/privacy-and-security-statement.

(2) Id.

(3) "Leaving the Door Wide Open: Flock Surveillance Systems Expose Washington Data to Immigration Enforcement," University of Washington Center for Human Rights, October 2025, https://jsis.washington.edu/humanrights/2025/10/21/leaving-the-door-wide-open/.

(4) Byron Tau and Garance Burke, "Border Patrol is Monitoring U.S. Drivers and Detaining Those With 'Suspicious' Travel Patterns," Associated Press, November 20, 2025, https://apnews.corn/article/immigration-border-patrol-surveillance-drivers-ice-trump-9f5d05469ce8c629d6fecf32d32098cd.

(5) Elizabeth Findell et. al., "The White House Marching Orders That Sparked the L.A. Migrant Crackdown," The Wall Street Journal, June 9, 2025, https://www.wsj.com/us-news/protests-los-angeles-immigrants-trump-f5089877. 6 Paul Murphy, "Border Patrol Agents Detain Laborers Across New Orleans Metro Area," WWL Louisiana, December 3, 2025, https://www.wwltv.com/article/news/politics/immigration-news/immigration-enforcement/border-patrol-agents-detain-groups-of-immigrant-workers-in-new-orleans-area-as-swamp-sweep-intensifies/289-0af09e8b-e658-477d-afc9-62670474f2b3.

(6) Paul Murphy, "Border Patrol Agents Detain Laborers Across New Orleans Metro Area," WWL Louisiana, December 3, 2025, https://www.wwltv.com/article/news/politics/immigration-news/immigration- enforcement/border-patrol-agents-detain-groups-of-immigrant-workers-in-new-orleans-area-as-swamp-sweep-intensifies/289-0af09e8b-e658-477d-afc9-62670474f2b3.

 

Lowe's Board of Directors' Statement OPPOSING This Shareholder Proposal.

The Board has carefully considered this shareholder proposal and has determined that it is not in the best interests of our shareholders. We believe that Lowe's current data privacy-related processes and procedures are sufficiently robust and are designed for the handling of customer data lawfully and transparently, both in the ordinary course and upon government requests, and best serve the interests of the Company and our shareholders.

Lowe's Has Comprehensive Data Privacy and Protection Policies and is Committed to Lawful and Ethical Data Processing.

Robust data privacy practices protect customer information, comply with regulations and create trust with our customers. We follow applicable laws concerning how we collect and process personal information, including sensitive personal information, and permitted purposes for how we may lawfully use such information. Lowe's incorporates privacy reviews in the design, development or procurement of significant technology, business processes, or projects that involve the processing of personal information. Our legal team, collaborating with others, monitors legal and practice developments in an effort to not only comply with the law but also meet our own high standards.

Lowe's is Transparent With Customers as to How Their Data May Be Used.

Lowe's is committed to doing business with integrity, honesty and transparency. Our Lowe's U.S. Privacy Statement ("**Privacy Statement**"), provides customers with clear, prominent and easily accessible information on our data practices, including what personal information we collect, how and why we collect it, how we use and protect it, how long we keep it, when and with whom we share it, and what privacy rights our stakeholders may have. We regularly review our Privacy Statement and update it where appropriate to cover new regulations, technologies, and services. We also review feedback from stakeholders in assessing our policies and disclosures. For instance, we recently updated our customer Privacy Statement to make it more user-friendly and easier to read. As part of this effort, we also updated some information about related processes and practices, including how we share information with law enforcement and others. Our Privacy Statement continues to describe the instances in which we may share personal information if required by law or legal process, or when we believe there is a compelling rationale for doing so to protect others or us. In fact, in the course of meeting and engaging with the proponent for this proposal, we shared our approach to the intended updates and engaged in multiple meetings and extensive dialogue about our practices and disclosure. Our Annual Report on Form 10-K also includes comprehensive disclosure of data privacy-related risks and governance matters under the "Risk Factors" and "Cybersecurity" headings. Additionally, we include a data privacy section in our annual Corporate Responsibility Report, which describes our data privacy compliance and oversight programs in detail.

The Company's Data Privacy Practices Are Subject To Comprehensive Oversight.

Our Chief Legal Officer manages company-wide data privacy practices, including implementing policies. Employees are required to take data privacy training annually. Additionally, the Board has designated the Technology Committee responsible for periodically reviewing and discussing with management risk related to data protection, privacy and significant emerging technologies and reviews the steps management has taken to monitor and mitigate risk. Our management team provides written reports and presentations on these topics to the appropriate Board committee. Protocols are in place to promptly escalate and report privacy incidents and concerns when needed.

Our policies are designed to build digital trust by handling the personal information entrusted to us securely, reliably and with integrity. We also have technology teams dedicated to managing the company's privacy program operations.

We strive to be transparent with our stakeholders through our Privacy Statement about what data or information we have access to or collect, and how that information is stored and used under what circumstances it may be shared. We regularly review and update these statements to reflect the changing regulatory landscape and our internal practices. We respect customers' choices related to their personal data and comply with state-mandated rights to access, delete, correct or restrict the sharing and processing of personal information.

Privacy is a key consideration in our internal business operations. To underscore our focus on privacy, new initiatives involving the collection, use or sharing of personal information undergo a formal privacy impact assessment and review. During this process, we assess the project with the lens of safeguarding data and balancing applicable risks. We participate in various privacy and retail industry groups to remain informed and at the forefront of regulatory and policy trends, industry best practices, and to provide input to various legislative privacy initiatives.

Lowe's Carefully Considers Government and Other Third-Party Information Requests and Responds in a Compliant and Consistent Manner.

Lowe's receives requests for information from third parties, including federal, state, and local law enforcement and regulatory agencies. Many of these information requests are compulsory, meaning that Lowe's is required by law to comply with them. Ensuring that we appropriately respond to law enforcement and regulatory inquiries while also protecting customer privacy is important to our efforts to be the most trusted retailer in home improvement, important to our business and for our shareholders.

Summary

Given the already comprehensive and transparent nature of Lowe's data privacy processes and procedures, the Board of Directors believes preparing a report, at significant cost, expense resources and diversion of our team's focus on advancing privacy and security, to reiterate existing disclosure, would be not be in the best interests of our shareholders.

   The Board of Directors unanimously recommends a vote "**AGAINST**" this shareholder proposal.

Related Person Transactions

Policy and Procedures for Review and Approval of Related Person Transactions

The Company has a written policy and procedures for the review and approval of transactions in which related persons have a direct or indirect material interest that are required to be reported under the SEC rules (the "**Policy**"). Related persons include directors and executive officers of the Company and members of their immediate families. To help identify related person transactions and relationships, each director and executive officer completes a questionnaire that requires the disclosure of any transaction or relationship that the person, or any member of his or her immediate family, has or is proposed to have with the Company. The Company's Chief Legal Officer is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers about any such transactions. The Chief Legal Officer is also responsible for making a recommendation, based on the facts and circumstances in each instance, on whether the Company or the related person has a material interest in the transaction.

The Policy, which is administered by the Nominating and Governance Committee of the Board, includes several categories of pre-approved transactions with related persons, such as employment of executive officers and certain banking-related services. For transactions that are not pre-approved, the Nominating and Governance Committee, in determining whether to approve a transaction with a related person, takes into account, among other things, (i) whether the transaction would violate the Company's Code of Business Conduct and Ethics, (ii) whether the transaction is on terms no less favorable than terms generally available to or from an unaffiliated third party under the same or similar circumstances and (iii) the extent of the related person's interest in the transaction as well as the importance of the interest to the related person. In addition, the Committee will not approve any transaction if it determines the transaction to be inconsistent with the interests of the Company and its shareholders. No director may participate in any discussion or approval of a transaction for which he or she or a member of his or her immediate family is a related person.

Approved Related Person Transactions

The Nominating and Governance Committee of the Company's Board of Directors, which is comprised entirely of independent directors, has reviewed all of the material terms and approved the following transactions in accordance with the Policy. In presenting the transactions to the Nominating and Governance Committee, the Company confirmed that the compensation paid to each associate, as described below, as well as customary employee benefits, are and are expected to remain consistent with, and within the established range for, that provided to associates with comparable positions and tenure.

Sylvia Ellison, who is the sister of Marvin R. Ellison, the Company's Chairman, President and Chief Executive Officer, has been employed by the Company as a field merchant since August 2020. Sylvia Ellison's cash compensation paid in fiscal 2025, including base salary and bonus, was approximately $261,000, and she was granted an equity award for 107 RSAs, which vests over three years.

Timothy Lollis, who is the brother-in-law of Marvin R. Ellison, the Company's Chairman, President and Chief Executive Officer, has been employed by the Company since February 2020, including as a field merchant since November 2022. Timothy Lollis' cash compensation paid in fiscal 2025, including base salary and bonus, was approximately $198,000, and he was granted an equity award for 107 RSAs, which vests over three years.

Jonathan McFarland, who is the brother of Joseph M. McFarland III, the Company's Executive Vice President, Stores, has been employed by the Company since June 2020, including as a store manager since March 2022. Jonathan McFarland's cash compensation paid in fiscal 2025, including base salary and bonus, was approximately $198,000, and he was granted an equity award of 86 RSAs, which vests over three years.

Security Ownership of Certain Beneficial Owners and Management

The following table provides information about the beneficial ownership of common stock as of March 23, 2026, except as otherwise noted, by each person known by the Company to beneficially own more than 5% of the outstanding shares of common stock, as well as each director, nominee for director, named executive officer and all current directors and executive officers as a group. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities indicated as beneficially owned by such person, subject to community property laws where applicable. Unless otherwise indicated, the address for each of the beneficial owners is c/o Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117.

Name or Number of Persons in Group	Number of Shares[1]	Percent of Class
Raul Alvarez	40,706	*
Scott H. Baxter	2,957	*
William P. Boltz	108,316	*
Sandra B. Cochran	16,539	*
Laurie Z. Douglas	17,717	*
Richard W. Dreiling	38,750	*
Marvin R. Ellison	806,743	*
Seemantini Godbole	92,598	*
Navdeep Gupta	1,048	*
Joseph M. McFarland III	200,718	*
Brian C. Rogers	20,173	*
Bertram L. Scott	15,039	*
Lawrence Simkins	3,048	*
Brandon J. Sink	65,158	*
Colleen Taylor	3,319	*
Mary Beth West	4,275	*
Current Directors and Executive Officers as a Group (20 total)	1,641,856	* [2]
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	56,226,069	10.0% [3]
JPMorgan Chase & Co. 383 Madison Avenue New York, NY 10179	36,730,574	6.6% [4]
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	39,882,058	7.1% [5]

* Represents holdings of less than 1%.

[1] Includes shares that may be acquired or issued within 60 days through exercise of stock options, or settlement of deferred stock units upon termination of employment or Board service under the Company's stock plans as follows: Mr. Alvarez — 40,706 shares; Mr. Baxter — 2,957 shares; Mr. Boltz — 60,380 shares; Ms. Cochran — 15,039 shares; Ms. Douglas — 17,717 shares; Mr. Dreiling — 38,750 shares; Mr. Ellison — 575,700 shares; Ms. Godbole — 51,271 shares; Mr. Gupta — 1,048 shares; Mr. McFarland III — 134,152 shares; Mr. Rogers —10,173 shares; Mr. Scott — 15,039 shares; Mr. Simkins — 1,048 shares; Mr. Sink — 44,841 shares; Ms. Taylor — 3,290 shares; Ms. West — 4,275 shares; and current directors and executive officers as a group (20 total) — 1,114,320 shares. Excludes shares issuable under 2025 deferred stock units granted to directors, which are subject to a vesting period adopted under the Company's 2006 Long Term Incentive Plan as amended and restated effective May 27, 2022, but includes deferred stock unit dividend equivalents credited with respect to such grants.

[2] Includes 204,752 shares beneficially owned by other current executive officers not individually listed in the table.

 

(3) Shares held at December 31, 2025, according to a Schedule 13G/A filed with the SEC on January 7, 2026 by The Vanguard Group, Inc. ("**Vanguard**"). The Schedule 13G/A reported that Vanguard had sole voting power over no shares, shared voting power over 3,490,749 shares, sole investment power over 50,695,423 shares and shared investment power over 5,530,646 shares. Subsequent to March 23, 2026, on March 27, 2026, Vanguard filed an amended Schedule 13G to disclose it will report beneficial ownership on a disaggregated basis in reliance on SEC rules and guidance as a result of an internal realignment in early 2026. As a result, The Vanguard Group, Inc. no longer has or is deemed to have beneficial ownership over Lowe's securities beneficially owed by certain subsidiaries or business divisions. Vanguard disclosed that the subsidiaries or business divisions pursue the same investment strategies as previously pursued by The Vanguard Group, Inc. prior to the realignment.

(4) Shares held at September 30, 2025, according to a Schedule 13G/A filed with the SEC on October 31, 2025 by JPMorgan Chase & Co. ("**JPMorgan Chase & Co**."). The Schedule 13G/A reports that JPMorgan Chase & Co. has sole voting power over 31,626,492 shares, shared voting power over 275,638 shares, sole investment power over 36,398,661 shares and shared investment power over 330,309 shares.

(5) Shares held at December 31, 2023, according to a Schedule 13G/A filed with the SEC on January 26, 2024 by BlackRock, Inc. ("**BlackRock**"). The Schedule 13G/A reported that BlackRock had sole voting power over 35,533,173 shares, shared voting power over no shares, sole investment power over 39,882,058 shares and shared investment power over no shares.

General Information

Why am I receiving these materials?

You have received these materials because the Board is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that the Company is required to provide you under the SEC rules and is designed to assist you in voting your shares.

What is a proxy?

The Board is asking for your proxy. This means you authorize the individuals selected by the Company to vote your shares at the Annual Meeting in the way that you instruct. All shares represented by valid proxies received and not revoked before the Annual Meeting will be voted in accordance with the shareholder's specific voting instructions.

Why did I receive a one-page notice regarding Internet availability of proxy materials instead of a full set of proxy materials?

The SEC rules allow companies to choose the method for delivery of proxy materials to shareholders. For most shareholders, the Company has elected to mail a notice regarding the availability of proxy materials on the Internet (the "**Notice of Internet Availability of Proxy Materials**" or the "**Notice**"), rather than sending a full set of these materials in the mail. The Notice of Internet Availability of Proxy Materials, or a full set of the proxy materials (including the Proxy Statement and proxy card or voting instruction form), as applicable, was sent to shareholders beginning April 16, 2026, and the proxy materials were posted on the Investor Relations page of our website at ir.lowes.com, and on the website referenced in the Notice on the same day. Utilizing this method of proxy delivery expedites receipt of proxy materials by the Company's shareholders and lowers the cost of the Annual Meeting. If you would like to receive a paper or e-mail copy of the proxy materials, you should follow the instructions in the Notice for requesting a copy.

What is included in these proxy materials?

These materials include:

• The 2026 Notice of Annual Meeting of Shareholders & Proxy Statement; and

• The 2025 Annual Report to Shareholders, which contains the Company's audited consolidated financial statements.

If you received a printed copy of these materials by mail, these materials also include the proxy card or voting instruction form for the Annual Meeting.

What items will be voted on at the Annual Meeting?

There are six proposals scheduled to be voted on at the Annual Meeting:

- The election of the 12 director candidates nominated by the Board;
- The approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2025;
- The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026;
- A shareholder proposal requesting an independent Board chairman;
- A shareholder proposal requesting a plastics report; and
- A shareholder proposal requesting a data privacy report.

The Board is not aware of any other matters to be brought before the Annual Meeting. If other matters are properly raised at the meeting, the proxy holders may vote any shares represented by proxy in their discretion.

What are the Board's voting recommendations?

The Board unanimously recommends that you vote your shares:

- "FOR" the election of each of the director nominees named in this Proxy Statement to the Board;
- "FOR" the approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2025;
- "FOR" the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026;
- "AGAINST" the shareholder proposal requesting an independent Board chairman;
- "AGAINST" the shareholder proposal requesting a plastics report; and
- "AGAINST" the shareholder proposal requesting a data privacy report.

When is the record date and who is entitled to vote?

The Board set March 23, 2026 as the record date. As of the record date, 560,062,893 shares of common stock were issued and outstanding. Shareholders are entitled to one vote per share of common stock outstanding on the record date on any matter presented at the Annual Meeting.

What is a shareholder of record and "street name" holder?

A shareholder of record or registered shareholder is a shareholder whose ownership of common stock is reflected directly on the books and records of the Company's transfer agent, Computershare Trust Company, N.A. If you hold common stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in "street name" and are not a shareholder of record. For shares held in street name, the shareholder of record is your bank, broker or similar organization. The Company only has access to ownership records for the registered shares.

Who can attend the Annual Meeting?

We are holding the Annual Meeting in an online-only format via audio webcast. You will not be able to attend the Annual Meeting in person. We have endeavored to provide shareholders with the same rights and opportunities for participation in the Annual Meeting online as an in-person meeting.

If you are a registered shareholder of common stock holding shares at the close of business on the record date (March 23, 2026), you may attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/LOW2026 and logging in by entering the 16-digit control number found on your proxy card or Notice, as applicable. If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the www.proxyvote.com website, then you may access, participate in and vote at the Annual Meeting with the 16-digit control number indicated on that voting instruction form or Notice, as applicable. Otherwise, shareholders who hold their shares in street name should contact their

bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" (which will include a 16-digit control number) in order to be able to attend, participate in or vote at the Annual Meeting.

If you lost your 16-digit control number or are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/LOW2026 and registering as a guest. If you enter the meeting as a guest, you will not be able to vote your shares or submit questions during the meeting.

You may log into the Annual Meeting at www.virtualshareholdermeeting.com/LOW2026 beginning at 9:45 a.m., Eastern Time on May 29, 2026. The Annual Meeting will begin promptly at 10:00 a.m., Eastern Time on May 29, 2026. We recommend that you log in before the Annual Meeting starts to allow time to check your Internet connection, confirm your browser is up-to-date and ensure you can hear the streaming audio. If you experience any technical difficulties during the Annual Meeting, we will have technicians ready to assist you, and a toll-free number will be available on our online shareholder meeting site for assistance. If there are any technical issues in convening or hosting the Annual Meeting, we will promptly post information on the Investor Relations page of our website at ir.lowes.com, including information on when the Annual Meeting will be reconvened.

How will the Annual Meeting be conducted?

The Annual Meeting will be conducted in an online-only meeting format via audio webcast. An Annual Meeting program containing rules of conduct for the Annual Meeting, similar to that used for our regular in-person meetings, will be provided to attendees in advance of and during the Annual Meeting at www.virtualshareholdermeeting.com/LOW2026. The rules of conduct will contain more information regarding the Q&A process, including the number and types of questions permitted, the time allotted for questions and how questions will be recognized, answered and disclosed.

Only shareholders who entered the Annual Meeting by entering the 16-digit control number found on their proxy cards, voting instruction forms, Notices or legal proxies, as applicable, may vote and ask questions at the Annual Meeting.

Shareholders may submit questions before and during the meeting via the "Ask A Question" field at www.virtualshareholdermeeting.com/LOW2026. We plan to answer questions pertinent to company matters as time allows during the Annual Meeting. Questions that are substantially similar may be grouped and answered once to avoid repetition. Shareholder questions related to a personal or a specific customer matter, that are not pertinent to Annual Meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the Annual Meeting will not be addressed during the Annual Meeting. If we are unable to answer a pertinent question due to time constraints, we will post answers to any such unanswered questions (consolidating repetitive questions) on the Investor Relations page of our website as soon as practicable after the Annual Meeting. We will make a replay of the Annual Meeting available on the Investor Relations page of our website after the Annual Meeting.

How do I vote?

You may vote by proxy or at the Annual Meeting. If you received a printed copy of the proxy materials by mail, you may vote your shares by proxy before the Annual Meeting using one of the following methods: (i) vote via the Internet at the Internet site address listed on the proxy card or voting instruction form; (ii) vote by telephone; or (iii) complete, sign, date and return your proxy card or voting instruction form in the postage-paid envelope provided. If you received only a Notice of Internet Availability of Proxy Materials by mail or by email, you may vote your shares at the Internet site address listed on your Notice or by telephone. If you plan to vote during the Annual Meeting rather than in advance, you may do so (before the polls close) by entering the 16-digit control number found on your proxy card, voting instruction form, Notice or legal proxy, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2026. Even if you plan to attend the Annual Meeting, you are encouraged to vote by proxy prior to the meeting. You can always change your vote as described in the following Q&A.

How can I revoke my proxy or change my vote?

You may revoke your proxy or change your vote as follows:

- **Shareholders of record.** You may revoke your proxy or change your vote at any time prior to the taking of the vote at the Annual Meeting by (i) submitting a written notice of revocation to Juliette W. Pryor, Chief Legal Officer and

Corporate Secretary, at Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117; (ii) delivering a proxy bearing a later date using any of the voting methods described in the immediately preceding Q&A, including via the Internet or by telephone, and until the applicable deadline for each method specified in the accompanying proxy card or Notice of Internet Availability of Proxy Materials; or (iii) attending the Annual Meeting and voting by entering the 16-digit control number found on your proxy card, or Notice, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2026. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically make that request or vote at the meeting. For all methods of voting, the last vote cast will supersede all previous votes.

• **Beneficial owners of shares held in "street name."** You may change or revoke your voting instructions by following the specific directions provided to you by the holder of record, or by attending the Annual Meeting and voting by entering the 16-digit control number found on your voting instruction form, Notice or legal proxy, as applicable, at the time you log into the meeting at www.virtualshareholdermeeting.com/LOW2026.

What happens if I vote by proxy and do not give specific voting instructions?

Shareholders of record. If you are a shareholder of record and you vote by proxy, via the Internet, by telephone or by signing, dating and returning a proxy card, without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the Annual Meeting.

Beneficial owners of shares held in "street name." If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares is not permitted to vote on certain matters, including the election of directors, and may determine not to vote your shares at all. In order to ensure that your shares are voted on all matters presented at the Annual Meeting, we encourage you to provide voting instructions in advance of the meeting, regardless of whether you intend to attend the Annual Meeting.

If you do not provide voting instructions and the organization that holds your shares elects to vote your shares on some but not all matters, it will result in a "broker non-vote" for the matters on which the organization does not vote. Abstentions occur when you provide voting instructions but instruct the organization that holds your shares to abstain from voting on a particular matter.

What is the voting requirement to approve each of the proposals?

Proposal 1: Election of Directors. In uncontested elections, directors are elected by the affirmative vote of a majority of the outstanding shares of the Company's voting securities voted at the meeting by those attending or by proxy, including those shares for which votes are cast as "withheld." In the event that a director nominee fails to receive the required majority vote, the Board may decrease the number of directors, fill any vacancy or take other appropriate action. If the number of nominees exceeds the number of directors to be elected, directors will be elected by a plurality of the votes cast by the holders of voting securities entitled to vote in the election.

Proposal 2: Advisory Vote to Approve the Company's Named Executive Officer Compensation in Fiscal 2025.
Approval, on an advisory basis, of the Company's named executive officer compensation in fiscal 2025 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal). The results of the advisory vote will not be binding on the Company, the Compensation Committee or the Board. The Compensation Committee and the Board will, however, review the voting result and take it into consideration when making future decisions regarding executive compensation.

Proposal 3: Ratification of the Appointment of Independent Registered Public Accounting Firm for Fiscal 2026.
Ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026 requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the proposal must exceed the number of shares voted "against" such proposal).

Proposals 4-6: Shareholder Proposals. Approval of each shareholder proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting by those attending or by proxy (meaning the number of shared voted "for" each proposal must exceed the number of shares voted "against" such proposal).

Other Items. Approval of any other matters requires the affirmative vote of a majority of the votes cast on the item at the Annual Meeting by those attending or by proxy (meaning the number of shares voted "for" the item must exceed the number of shares voted "against" such item).

What is the quorum for the Annual Meeting? How are withhold votes, abstentions and broker non-votes treated?

The presence, online at the scheduled time or by proxy, of the holders of a majority of the votes entitled to be cast by the holders of common stock is necessary for the transaction of business at the Annual Meeting. Your shares are counted as being present if you vote at the Annual Meeting or by submitting a properly executed proxy card or voting instruction form via the Internet, by telephone or by mail. Shares that have been voted to abstain or that are voted in a broker's discretion are counted as present or represented for the purpose of determining a quorum for the Annual Meeting. With respect to Proposal 1, the election of directors, only "for" and "withhold" votes may be cast. "Withheld" votes are counted as votes cast and, because the election of directors requires the affirmative vote of a majority of the votes cast, have the effect of voting against the election of the applicable director nominee(s). Broker non-votes will not be counted as votes cast and, therefore, will not have any effect on the election of director nominees.

With respect to Proposals 2 and 3 and 4-6, the advisory vote to approve the Company's named executive officer compensation in fiscal 2025, ratifying the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2026, and the shareholder proposals, respectively, abstentions and broker non-votes will not be counted as votes cast and, therefore, will not count in determining the outcomes of these proposals.

Who pays for solicitation of proxies?

The Company is paying the cost of soliciting proxies and will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to shareholders and obtaining their proxies. In addition to soliciting the proxies by mail and the Internet, certain of the Company's directors, officers and employees, without compensation, may solicit proxies personally or by telephone, facsimile and e-mail. The Company has engaged Innisfree M&A Incorporated to assist in distributing proxy materials and soliciting proxies for the Annual Meeting for a fee of approximately $30,000.

Where can I find the voting results of the Annual Meeting?

The Company will publish final voting results in the Company's Quarterly Report on Form 10-Q for the first quarter of fiscal 2026 or in a Current Report on Form 8-K filed with the SEC within four business days of the Annual Meeting.

Additional Information

Delivery of Proxy Materials

As permitted by the Exchange Act, only one copy of this Proxy Statement and the 2025 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, is being delivered to shareholders residing at the same address, unless such shareholders have notified the Company of their desire to receive multiple copies of proxy statements, annual reports or notices.

The Company will promptly deliver, upon oral or written request, a separate copy of this Proxy Statement and the 2025 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, as applicable, to any shareholder residing at a shared address to which only a single copy was mailed. Requests for additional copies of this Proxy Statement, the 2025 Annual Report to Shareholders, or the Notice of Internet Availability of Proxy Materials, and/or requests for multiple copies of future proxy statements, annual reports or notices should be directed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowes Boulevard, Mooresville, North Carolina 28117, or 1-800-813-7613.

Shareholders residing at the same address and currently receiving multiple copies of proxy statements, annual reports or notices may contact Lowe's Investor Relations Department at the address and phone number above to request that only a single copy be mailed in the future.

Electronic Delivery of Proxy Materials

Shareholders can elect to view future proxy materials and annual reports over the Internet instead of receiving paper copies in the mail. If you received a paper copy of this year's proxy materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided on your proxy card or voting instruction form. If you received only a Notice of Internet Availability of Proxy Materials by mail, you may register for electronic delivery of future proxy materials by following the instructions provided when you vote online at the Internet site address listed on your Notice.

Choosing to receive your future proxy materials by e-mail will help the Company conserve natural resources and reduce the costs of printing and distributing its proxy materials. If you choose to receive future proxy materials by e-mail, you will receive an e-mail with instructions containing a link to the website where those materials are available and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Shareholder Proposals for the 2027 Annual Meeting

Rule 14a-8 Proposals. Proposals of shareholders intended to be included in the Company's proxy materials for its 2027 Annual Meeting of Shareholders must be received by the Company on or before December 17, 2026. Such proposals must also comply with SEC regulations under Rule 14a-8 regarding the inclusion of shareholder proposals in company-sponsored proxy materials. Proposals should be addressed to the attention of Juliette W. Pryor, Chief Legal Officer and Corporate Secretary, at Lowe's Companies, Inc., 1000 Lowes Boulevard, Mooresville, North Carolina 28117. Submission of a Rule 14a-8 proposal does not guarantee that it will appear in the proxy materials.

Advance Notice & Proxy Access. In addition, (i) shareholder proposals and shareholder nominations for candidates for election as directors submitted for consideration at the 2027 Annual Meeting of Shareholders but not submitted for inclusion in the Company's proxy materials for that meeting pursuant to Rule 14a-8 and (ii) director nominees submitted to the Company by qualifying shareholders pursuant to the Company's proxy access bylaw to be included in the Company's proxy materials for the 2027 Annual Meeting of Shareholders must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date of the Annual Meeting. As a result, notice given by a shareholder pursuant to the provisions of the Company's Bylaws, other than notice pursuant to Rule 14a-8, must provide the information set forth in the Bylaws (which includes information required under Rule 14a-19) and be received no earlier than December 30, 2026 and no later than January 29, 2027. However, if the date of the 2027 Annual Meeting of Shareholders is moved more than 30 days before or more than 60 days after May 29, 2027, then notice by the

shareholder must be delivered, or mailed and received, not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such annual meeting or, if the first public announcement (as defined in the Company's Bylaws) of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. Shareholder proposals (including proxy access director nominations) must satisfy the applicable requirements and include the specified information concerning the proposal or nominee as described in the Company's Bylaws.

Annual Report

The 2025 Annual Report to Shareholders, which includes the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 2026, accompanies this Proxy Statement. The 2025 Annual Report to Shareholders is also posted at the following website addresses: ir.lowes.com and www.proxyvote.com. The 2025 Annual Report to Shareholders and the Annual Report on Form 10-K for the fiscal year ended January 30, 2026, which contains the Company's consolidated financial statements and other information about the Company, are not incorporated by reference in this Proxy Statement and are not to be deemed a part of the proxy soliciting material. **The Company will also provide, without charge, its Annual Report on Form 10-K for the fiscal year ended January 30, 2026 upon written request** addressed to Lowe's Companies, Inc., Investor Relations Department, 1000 Lowes Boulevard, Mooresville, North Carolina 28117.

Appendix A

Reconciliation of Non-GAAP Financial Measures

Management uses certain non-GAAP financial measures to provide additional insight for analysts and investors in evaluating the Company's financial and operating performance. These non-GAAP financial measures should not be considered alternatives to, or more meaningful indicators of, the Company's financial measures in accordance with GAAP. The Company's methods of determining these non-GAAP financial measures may differ from the methods used by other companies and may not be comparable.

	Year Ended January 30, 2026		
Adjusted Diluted Earnings Per Share	**Pre-Tax Earnings**	**Tax**[1]	**Net Earnings**
Diluted Earnings Per Share, As Reported			**$11.85**
Acquisition of businesses	0.57	(0.14)	0.43
Adjusted Diluted Earnings Per Share			**$12.28**

	Year Ended January 30, 2026
Adjusted Operating Income (in millions, except percentage data)	
Operating Income, As Reported	$ 10,153
Acquisition of businesses[2]	293
Adjusted Operating Income	$ 10,446
Operating Margin, As Reported	**11.77 %**
Adjusted Operating Margin	**12.11 %**

[1] Represents the corresponding tax benefit or expense specifically related to the item excluded from adjusted diluted earnings per share.

[2] Represents pre-tax expense of $293 million consisting of transaction costs and intangible asset amortization related to the acquisitions of ADG and FBM.

Appendix A: Reconciliation of Non-GAAP Financial Measures

Return on Invested Capital (ROIC) is calculated using a non-GAAP financial measure. Management believes ROIC is a meaningful metric for analysts and investors as a measure of how effectively the Company is using capital to generate financial returns. Although ROIC is a common financial metric, numerous methods exist for calculating ROIC. Accordingly, the method used by our management may differ from the methods used by other companies. We encourage you to understand the methods used by another company to calculate ROIC before comparing its ROIC to ours.

We define ROIC as the rolling 12 months' lease adjusted net operating profit after tax (Lease adjusted NOPAT) divided by the average of current year and prior year ending debt and shareholders' deficit. Lease adjusted NOPAT is a non-GAAP financial measure, and net earnings is considered to be the most comparable GAAP financial measure. The calculation of ROIC, together with a reconciliation of net earnings to Lease adjusted NOPAT, is as follows:

ROIC (in millions, except percentage data)	Four Quarters Ended January 30, 2026
Numerator	
Net Earnings	$ 6,654
Plus:	
Interest expense, net	1,406
Operating lease interest	179
Provision for income taxes	2,093
Lease adjusted net operating profit	10,332
Less:	
Income tax adjustment [1]	2,473
Lease adjusted net operating profit after tax	$ 7,859
Denominator	
Average debt and shareholders' deficit [2]	$ 30,104
Net Earnings to Average Debt and Shareholders' Deficit	**22.1 %**
Return on Invested Capital	**26.1 %**

[1] Income tax adjustment is defined as lease adjusted net operating profit multiplied by the effective tax rate, which was 23.9% for the four quarters ended January 30, 2026.

[2] Average debt and shareholders' deficit is defined as average current year and prior year ending debt, including current maturities, short-term borrowings and operating lease liabilities, plus the average current year and prior year ending total shareholders' deficit.



LOWE'S COMPANIES, INC.
1000 Lowes Boulevard
Mooresville, North Carolina 28117
www.lowes.com



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